Exhibit 99.1

Independent Auditor’s Report (Separate Financial Statements) of Shinhan Bank as of December 31, 2021

SHINHAN BANK

Separate Financial Statements

December 31, 2021 and 2020

(With Independent Auditor’s Report Thereon)

Report of Independent Auditor’s Review of Internal Control over Financial Reporting	185

Report on the Effectiveness of the Internal Control over Financial Reporting	186

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of Shinhan Bank

(A wholly owned subsidiary of Shinhan Financial Group Inc.)

Opinion

We have audited the accompanying separate financial statements of Shinhan Bank (the “Bank”), which comprise the separate statements of financial position as at December 31, 2021 and 2020, and the separate statements of comprehensive income, separate statements of changes in equity and separate statements of cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Bank as at December 31, 2021 and 2020, and its separate financial performance and its separate cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Bank in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the separate financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 2 of the separate financial statements. As explained in Note 2, the rapid spread of the COVID-19 epidemic has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Bank's ability to generate revenue

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

March 3, 2022

Seoul, Korea

This report is effective as of March 3, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

(In millions of Korean won)	Notes		2021	2020

Assets
Cash and due from banks	3,5,8,39,40	~~W~~	17,506,073	22,800,031
Securities at fair value through profit or loss	3,6,40		22,173,110	19,723,740
Derivative assets	3,7,40		2,999,159	4,581,535
Loans at amortized cost	3,8,40		299,559,783	274,657,638
Loans at fair value through profit or loss	3,8		859,745	844,469
Securities at fair value through other comprehensive income	3,9,17		47,245,324	38,267,012
Securities at amortized cost	3,9,17		19,996,310	19,062,390
Property and equipment	10,11,16,17		2,297,381	2,266,513
Intangible assets	12		479,744	441,913
Investments in subsidiaries and associates	13		2,281,634	2,255,443
Investment properties	14		602,835	610,085
Defined benefit assets	22		118,334	14,750
Current tax assets	36		8,641	2,363
Deferred tax assets	36		171,150	169,622
Other assets	3,8,15,40,41		16,216,672	10,986,218
Non-current assets held for sale	16		-	32,988
Total assets		~~W~~	432,515,895	396,716,710

Liabilities
Deposits	3,18,40	~~W~~	326,016,200	291,132,556
Financial liabilities at fair value through profit or loss	3,19		583,662	539,564
Derivative liabilities	3,7,40		2,857,887	4,188,763
Borrowings	3,20,39,40		20,345,021	20,393,392
Debt securities issued	3,21,39		34,956,862	32,170,986
Provisions	23,38,40		424,846	371,745
Current tax liabilities	36		285,122	232,282
Other liabilities	3,11,24,40,41		19,472,632	21,162,376
Total liabilities		~~W~~	404,942,232	370,191,664

Equity
Capital stock	25	~~W~~	7,928,078	7,928,078
Hybrid bonds	25		1,586,662	1,586,662
Capital surplus	25		398,080	398,080
Capital adjustments	25,36		6,692	8,148
Accumulated other comprehensive loss	25,36		(522,669)	(278,057)
Retained earnings	25,26		18,176,820	16,882,135
(Reserve for loan loss)			(2,276,212)	(2,195,634)
(Required amount of loan loss transfer)			(199,666)	(80,578)
(Expected amount of loan loss transfer)			(199,666)	(80,578)
Total equity			27,573,663	26,525,046
Total liabilities and equity		~~W~~	432,515,895	396,716,710

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Comprehensive Income (Continued)

For the years ended December 31, 2021 and 2020

(In millions of Korean won)	Notes		2021	2020

Interest income		~~W~~	8,386,980	8,591,079
Financial instruments at fair value through profit or loss			171,871	206,948
Financial instruments at fair value through other comprehensive income and amortized cost			8,215,109	8,384,131
Interest expense			2,549,137	3,356,520
Net interest income	3,27,35,40		5,837,843	5,234,559

Fees and commission income			1,209,108	1,204,710
Fees and commission expense			258,086	242,614
Net fees and commission income	3,28,35,40		951,022	962,096

Dividend income	29,35		16,992	16,967
Net gain on financial instruments at fair value through profit or loss	30,35,40		365,797	192,876
Net foreign currencies transaction gain	35		133,972	378,970
Net gain on disposal of financial assets at fair value through other comprehensive income	9,35		65,675	192,607
Net loss on disposal of financial assets at amortized cost	9		(310)	-
Provision for credit loss allowance	3,8,40		241,100	591,798
General and administrative expenses	31,40		3,006,115	2,864,472
Net other operating expenses	33,35,40		(950,956)	(896,745)
Operating income			3,172,820	2,625,060

Net non-operating expenses	34		(266,692)	(163,629)

Profit before income taxes			2,906,128	2,461,431

Income tax expense	36		753,194	635,261
Profit for the year	26		2,152,934	1,826,170
(Adjusted profit after reflection of reserve for loan loss
For the year ended December 31, 2021:
1,953,268 million won
For the year ended December 31, 2020:
1,745,592 million won)

SHINHAN BANK

Separate Statements of Comprehensive Income (Continued)

For the years ended December 31, 2021 and 2020

(In millions of Korean won, except for earnings per share)	Notes		2021	2020

Other comprehensive income (loss) for the year: Items that are or may be reclassified subsequently to profit or loss	3,25,36
Foreign currency translation differences for foreign operations		~~W~~	24,923	(24,294)
Unrealized net change in fair value of financial assets at fair value through other comprehensive income			(353,809)	(25,584)
		~~W~~	(328,886)	(49,878)
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		~~W~~	33,996	15,347
Unrealized net change in fair value of financial assets at fair value through other comprehensive income			17,277	(2,024)
		~~W~~	51,273	13,323
Other comprehensive income (loss) for the year, net of income tax			(277,613)	(36,555)
Total comprehensive income for the year		~~W~~	1,875,321	1,789,615

Earnings per share:	37
Basic and diluted earnings per share in won		~~W~~	1,323	1,124

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Changes in Equity

For the year ended December 31, 2020

(In millions of Korean won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2020	~~W~~	7,928,078	997,987	398,080	1,469	(269,328)	16,018,320	25,074,606
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	1,826,170	1,826,170
Foreign currency translation differences for foreign operations		-	-	-	-	(24,294)	-	(24,294)
Unrealized net changes in fair values of financial assets at fair value through other comprehensive income		-	-	-	-	218	(27,826)	(27,608)
Remeasurements of defined benefit plans		-	-	-	-	15,347	-	15,347
Total comprehensive income for the year		-	-	-	-	(8,729)	1,798,344	1,789,615
Transactions with owners, recognized directly in equity
Annual dividends to equity holder		-	-	-	-	-	(890,000)	(890,000)
Dividends to hybrid bond holders		-	-	-	-	-	(44,529)	(44,529)
Issuance of hybrid bonds		-	588,675	-	-	-	-	588,675
Share-based payment transactions		-	-	-	6,679	-	-	6,679
Total transactions with owners		-	588,675	-	6,679	-	(934,529)	(339,175)
Balance at December 31, 2020	~~W~~	7,928,078	1,586,662	398,080	8,148	(278,057)	16,882,135	26,525,046

SHINHAN BANK

Separate Statements of Changes in Equity (Continued)

For the year ended December 31, 2021

(In millions of Korean won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2021	~~W~~	7,928,078	1,586,662	398,080	8,148	(278,057)	16,882,135	26,525,046
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	2,152,934	2,152,934
Foreign currency translation differences for foreign operations		-	-	-	-	24,923	-	24,923
Unrealized net changes in fair values of financial assets at fair value through other comprehensive income		-	-	-	-	(303,531)	(33,001)	(336,532)
Remeasurements of defined benefit plans		-	-	-	-	33,996	-	33,996
Total comprehensive income for the year		-	-	-	-	(244,612)	2,119,933	1,875,321
Transactions with owners, recognized directly in equity
Annual dividends to equity holder		-	-	-	-	-	(770,000)	(770,000)
Dividends to hybrid bond holders		-	-	-	-	-	(55,248)	(55,248)
Share-based payment transactions		-	-	-	(1,456)	-	-	(1,456)
Total transactions with owners		-	-	-	(1,456)	-	(825,248)	(826,704)
Balance at December 31, 2021	~~W~~	7,928,078	1,586,662	398,080	6,692	(522,669)	18,176,820	27,573,663

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Cash Flows (Continued)

For the years ended December 31, 2021 and 2020

(In millions of Korean won)		2021	2020

Cash flows from operating activities
Profit before income tax	~~W~~	2,906,128	2,461,431
Adjustments for:
Interest income		(8,386,980)	(8,591,079)
Interest expense		2,549,137	3,356,520
Dividend income		(16,992)	(16,967)
		(5,854,835)	(5,251,526)
Income items without cash outflow:
Net gain on financial assets at fair value through profit or loss		(38,507)	(38,473)
Net non-cash foreign currencies transaction loss (gain)		125,625	(156,434)
Net gain on sale of financial assets at fair value through other comprehensive income		(65,675)	(192,607)
Net loss on sale of financial assets at amortized cost		310	-
Provision for credit loss allowance		241,100	591,798
Non-cash employee benefits		137,135	143,726
Depreciation and amortization		346,425	349,858
Net non-cash other operating expenses		113,268	125,720
Net non-cash non-operating expenses		208,305	30,088
		1,067,986	853,676
Changes in assets and liabilities:
Deposits at amortized cost		8,812,658	(4,889,767)
Securities at fair value through profit or loss		(1,763,383)	(1,938,743)
Derivative assets		4,853,829	1,813,334
Loans at amortized cost		(24,318,778)	(28,339,000)
Loans at fair value through profit or loss		(15,704)	29,435
Other assets		(5,253,851)	2,416,864
Deposits due to customers		34,595,472	28,259,660
Financial liabilities at fair value through profit or loss		21,038	(42,481)
Derivative liabilities		(4,931,284)	(1,784,155)
Defined benefit liabilities		(180,636)	(180,803)
Provisions		(12,904)	60,791
Other liabilities		(1,627,192)	2,075,617
		10,179,265	(2,519,248)

Income tax paid		(602,305)	(761,227)
Interest received		8,527,589	8,892,625
Interest paid		(2,594,270)	(3,729,826)
Dividends received		32,500	29,998
Net cash inflow(outflow) from operating activities		13,662,058	(24,097)

SHINHAN BANK

Separate Statements of Cash Flows (Continued)

For the years ended December 31, 2021 and 2020

(In millions of Korean won)		2021	2020

Cash flows from investing activities
Net cash flows of derivative instruments for hedging	~~W~~	(1,206)	(20,921)
Proceeds from sale of securities at fair value through profit or loss		1,866,642	1,289,230
Acquisition of securities at fair value through profit or loss		(2,419,739)	(2,257,474)
Proceeds from sale of securities at fair value through other comprehensive income		22,891,054	42,789,450
Acquisition of securities at fair value through other comprehensive income		(32,113,930)	(42,464,120)
Proceeds from decrease of securities at amortized cost		4,235,693	5,496,408
Acquisition of securities at amortized cost		(5,117,419)	(5,410,966)
Proceeds from disposal of property and equipment		25	28,459
Acquisition of property and equipment		(169,828)	(151,363)
Proceeds from disposal of intangible assets		16	-
Acquisition of intangible assets		(330,764)	(225,905)
Proceeds from disposal of investments in associates		20,842	130,506
Acquisition of investments in associates		(100,840)	(10,600)
Proceeds from disposal of investment properties		12	148
Acquisition of investment properties		(2,739)	(4,262)
Proceeds from sale of non-current assets held for sale		47,792	2,048
Decreases in other assets		627,525	705,459
Acquisition of other assets		(566,510)	(670,876)
Net cash outflow from investing activities		(11,133,374)	(774,779)

Cash flows from financing activities
Net cash flows of derivative instruments for hedging		1,652	359
Proceeds from borrowings, net		(649,850)	3,080,918
Proceeds from issuance of debt securities		15,225,073	8,698,965
Repayment of debt securities		(12,683,555)	(12,140,539)
Dividends paid		(825,248)	(934,529)
Issuance of hybrid bonds		-	588,675
Acquisition of other liabilities		122,556	727,330
Proceeds from sale of other liabilities		(306,783)	(932,667)
Net cash inflow (outflow) from financing activities		883,845	(911,488)

Effect of exchange rate fluctuations on cash and cash equivalents held		12,983	25,640
Net increase(decrease) in cash and cash equivalents		3,425,512	(1,684,724)

Cash and cash equivalents at beginning of the year (Note 39)		2,746,085	4,430,809
Cash and cash equivalents at end of the year (Note 39)	~~W~~	6,171,597	2,746,085

See accompanying notes to the separate financial statements.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

1.	Reporting entity

Shinhan Bank (the “Bank”) is established on October 1, 1943 under the name of Chohung Bank, through the merger of Hanseung Bank and Dongil Bank, which are established on February 19, 1897 and August 8, 1906, respectively, to engage in commercial banking and trust operations. The Bank has its headquarters at 20, Sejong-daero 9-gil, Jung-gu, Seoul, Republic of Korea.

The Bank acquired Chungbuk Bank and Kangwon Bank in 1999 and the former Shinhan Bank on April 1, 2006, and subsequently changed its name to Shinhan Bank. As of December 31, 2021, the Bank has 1,585,615,506 outstanding common shares with par value of ~~W~~7,928,078 million which Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) owns 100% of those. As of December 31, 2021, the Bank operates through 657 domestic branches, 127 depositary offices, 29 premises and 14 overseas branches.

2.	Significant accounting policies

The significant accounting policies adopted by the Bank are as follows.

(a) Basis of financial statements preparation

The separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

The Bank’s separate financial statements have been prepared in accordance with the accounting policies stated below.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(b) Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•derivative financial instruments are measured at fair value

•financial instruments at fair value through profit or loss (“FVTPL”) are measured at fair value

•financial instruments at fair value through other comprehensive income (“FVOCI”) are measured at fair value

•share-based payment arrangements are initially measured at fair value on grant date

•changes in fair value attributable to the risk being hedged for financial instruments designated as hedged items in qualifying fair value hedge relationships are recognized in profit or loss

•liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets

(c) Functional and presentation currency

The separate financial statements of the Bank are prepared in functional currency of the respective operation. These separate financial statements are presented in Korean won, which is the Bank’s functional currency and the currency of the primary economic environment in which the Bank operates.

(d) Use of estimates and judgements

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the significant effect on the amount recognized in the separate financial statements is described in Note 4.

The Bank recognizes credit loss allowance for expected credit losses on debt instruments, loans and receivables that are measured at amortized cost or at FVOCI, loan commitments and financial guarantee contracts upon adoption of K-IFRS No.1109, ‘Financial Instruments’. The measurement of such allowance is determined by techniques, assumptions and input variables used by the Bank to measure expected future cash flows of individual financial instruments and to measure expected credit losses in a collective manner. The details of techniques, assumptions and input variables used to measure the credit loss allowance for expected credit losses as of December 31, 2020 are described in Note 3.

The rapid spread of the COVID-19 is negatively affecting the global economy. The Bank uses forward-looking information to estimate expected credit losses in accordance with Korean IFRS No.1109 ‘Financial Instruments’ and the default rate at the end of 2021 was re-estimated and reflected in the measurement of expected credit loss reserves using the changed forward-looking information on GDP growth, private consumption growth, KOSPI and etc, which are major variables for calculating the default rate. The Bank will continue to monitor the impact of the COVID-19 on the economy.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

e) Changes in accounting policies

The Bank has applied the following new accounting standards and interpretations for the first time for their annual reporting period commencing January 1, 2021.

i) Amendments to Korean IFRS No.1109, ‘Financial Instruments’, Korean IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’, Korean IFRS No.1107, ‘Financial Instruments: Disclosures’, Korean IFRS No.1104, ‘Insurance Contracts’ and Korean IFRS No.1116 ‘Leases’ – Interest rate benchmark reform

In relation to interest rate benchmark reform, the amendments provide exceptions including adjust effective interest rate instead of carrying amounts when interest rate benchmark of financial instruments at amortized costs is replaced, and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The amendment does not have a significant impact on the separate financial statements.

ii) Amendments to K-IFRS No.1116 ‘Lease’ - The practical expedient to COVID-19 related rent exception, discount or deferral

The International Accounting Standards Board amended this Standard in March 2021. According to the amendment, the International Accounting Standards Board has extended the application of the practical expedient for reduction in lease payments where lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, by one year. A lessee who chose to apply the application of the practical expedient will account consistently for changes in lease fees that not a lease change due to rent concession, in the manner prescribed by the amendments. However, no practical expedient under this amendment is provided to lessors. The practical expedient in this amendment applies only to rent concessions occurring as a direct consequence of the COVID-19 pandemic and only if all of the following conditions are met:

- The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change

- Any reduction in lease payments affects only payments originally due on or before June 30, 2022; and

- There is no substantive change to other terms and conditions of the lease.

The effect of the amendment to the lease Standard is illustrated in Note 11.

The following new accounting standards and interpretations have been published that are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Bank.

i) Amendments to K-IFRS No. 1103 'Business combination' – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to be recognized in a business combination in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also clarifies that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted.

ii) Amendments to K-IFRS No. 1037, ‘Provisions, Contingent Liabilities and Contingent Assets’ - Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

e) Changes in accounting policies (continued)

iii) Annual Improvements to K-IFRSs 2018-2020 Cycle

For Annual Improvements to K-IFRSs 2018-2020 Cycle, the amendments will take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The amendments will not have a significant impact on the separate financial statements.

- K-IFRS No. 1101 ‘First-time Adoption of K-IFRS’ - Subsidiary as a First-time Adopter

- K-IFRS No.1109, ‘Financial Instruments’ – Fees included in the 10 percent test for derecognition of financial liabilities

- K-IFRS No.1116, ‘Leases’ - Lease incentives

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(f) Approval of separate financial statements

The separate financial statements are approved for issue by the Board of Directors on February 8, 2022, which will be submitted for approval to the shareholders’ meeting on March 23, 2022.

(g) Investments in subsidiaries and associates

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No.1027, ‘Separate Financial Statements’. The Bank’s investments in subsidiaries and associates are recorded at cost in accordance with K-IFRS No.1027. However, the investments in subsidiaries and associates subject to K-IFRS No.1101, ‘First-time Adoption of K-IFRS’ are recorded at previous GAAP carrying amount at the date of transition to K-IFRS. Dividend received from its subsidiaries and associates is recognized in profit or loss when the Bank is entitled to receive the dividend.

(h) Foreign currencies

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Bank at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the the end of the reporting period are retranslated to the functional currency using the exchange rate at the end of the reporting period. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value is determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedging instrument of the net investment in a foreign operation, or a qualifying cash flow hedge, which are recognized in other comprehensive income. Translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss and translation differences on non-monetary assets such as equities held at fair value through other comprehensive income are recognized in other comprehensive income.

ii) Foreign operations

If the presentation currency of the Bank is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the end of the reporting period. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated using the exchange rate at the end of the reporting period.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(h) Foreign currencies (continued)

iii) Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, then foreign currency differences arising on the item form part of the net investment in the foreign operation and are recognized in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

(i) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Bank in the management of its short-term commitments. Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date. However, the Bank’s account overdraft is included in borrowings.

(j) Non-derivative financial assets

Financial assets are recognized when the Bank becomes a party to the contractual provisions of the instrument.  In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date. A financial asset is measured initially at its fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition of the financial asset. Transaction costs on the financial assets at FVTPL that are directly attributable to the acquisition are recognized in profit or loss as incurred.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Bank may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at FVOCI are classified as financial assets at FVTPL. The Bank subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Bank recognizes dividends in profit or loss when the Bank’s right to receive payments of the dividend is established. Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Bank’s business model in which the asset is managed and the contractual cash flow characteristics of the asset.  Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Bank’s business model changes.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(j) Non-derivative financial assets (continued)

iii) Debt instruments (continued)

ⓐ Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the ‘Interest income’ in the separate statement of comprehensive income.

ⓑ Financial assets at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI.  Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On derecognition, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the ‘Interest income’ in the separate statement of comprehensive income. Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Provision for credit loss allowance’ in the separate statement of comprehensive income, respectively.

ⓒ Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain on financial assets at fair value through profit or loss’ in the separate statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

v) Derecognition of financial assets

The Bank derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. If the Bank does not have or transfer most of the risks and rewards of ownership of the financial asset, the entity shall remove the financial asset if it does not control the financial asset. If the Bank continues to control the financial asset, it continues to recognize the transferred asset to the extent that it is continuously involved and recognizes the related liability together.

If the Bank transfers the right to cash flows of a financial asset but holds most of the risks and rewards of ownership of the financial asset, the entity shall continue to recognize the asset. Also, the amount of disposal received is recognized as a liability.

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Bank currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.  Significant accounting policies (continued)

(k) Expected credit losses on financial assets

As for financial assets at amortized cost and financial assets at FVOCI, the expected credit loss is evaluated at the end of each period and recognized as loss allowances.

Since initial recognition, a loss allowance shall be measured by the three stages in the table below depending on the extent of significant increase in credit risk.

Stage	Category	Description
Stage 1	Credit risk has not increased significantly since initial recognition	12 month expected credit losses: Expected credit loss resulting from potential default of financial instruments occurring over 12 months from the end of reporting period
Stage 2	Credit risk has increased significantly since initial recognition	Lifetime expected credit losses: Expected credit loss resulting from all potential default of financial instruments occurring over the expected life
Stage 3	Credit-impaired financial assets

However, as for the financial assets whose credit is impaired at the initial recognition, only the cumulative change in the lifetime expected credit loss is recognized as the loss allowance.

The ‘lifetime’ refers to the expected life to the contractual maturity of the financial asset.

i) Forward looking information

The Bank determines a significant increase in credit risk and estimates the expected credit loss on a forward-looking basis.

The measuring factors of the expected credit loss are assumed to have certain relationship with the economic cycle.  Through relationship analysis between the macroeconomic variables and the credit risk measuring factors, the forward-looking information is reflected in the expected credit loss estimation.

ii) Financial assets at amortized cost

The expected credit loss on the financial assets at amortized cost is recognized as the difference between the present value of the contractual cash flow and the present value of the expected cash flow. The expected cash flow is estimated separately for the individually material financial assets.

For the financial assets which are not individually material, they are included in a group of assets with a similar credit risk and expected credit loss is estimated collectively.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.  Significant accounting policies (continued)

(k) Expected credit losses on financial assets (continued)

The expected credit losses of financial assets measured as amortized cost are presented net of loss allowance, and the allowance is derecognized together with the asset when it is determined to be unrecoverable. When the loan previously written-off is subsequently collected, it is recognized as an increase in loss allowance. At the end of the reporting period, the Bank recognizes in profit or loss the amount of the change in loss allowance.

iii) Financial assets at FVOCI

The expected credit loss on the financial assets at FVOCI is calculated using the same method as that on the financial assets at amortized cost, however the changes in loss allowance are recognized as other comprehensive income. As for disposal and repayment, the loss allowance is reclassified from other comprehensive income to profit or loss.

(l) Derivative financial instruments

Derivatives are initially recognized at fair value.  Subsequent to initial recognition, derivatives are measured at fair value at the end of every reporting period, and changes therein are accounted for as described below.

i) Hedge accounting

The Bank holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk.  The Bank designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge), and foreign currency risk of net investment in foreign operation (net investment hedges).

On initial designation of the hedge, the Bank formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

① Fair value hedges

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Bank discontinues fair value hedge accounting if risk management strategy or purpose will be changed, the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.  Significant accounting policies (continued)

(l) Derivative financial instruments (continued)

② Cash flow hedges

When a derivative that meet the application requirements of cash flow hedges is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the separate statements of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

Once hedge accounting is discontinued, any cumulative gain or loss existing in equity at that time and is recognized over the period the forecast transaction occurs as profit or loss. However, when a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in equity is immediately recognized in the profit or loss.

If the risk management strategy or purpose of the party is changed and the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized.  If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.  In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

③ Hedge of net investment

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No. 1021, "Effect of Changes in Foreign Exchange Rates" at the time of disposing of its overseas operations or disposing of a portion of its overseas operations to profit or loss.

ii) Embedded derivatives

If a hybrid contract contains a host that is not a financial asset, embedded derivatives are separated from the host contract and accounted for separately only if the economic characteristics and risks of the host contract and the embedded derivative are not closely related; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the combined instrument is not designated at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

iii) Derivative financial instruments held for trading

Changes in the fair value of derivative financial instruments not designated as a hedging instrument are recognized immediately in profit or loss.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.  Significant accounting policies (continued)

(l) Derivative financial instruments (continued)

iv) Day one profit or loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there may be a difference between the transaction price and the amount determined using that valuation technique. As for these circumstances, the difference between the fair value at the initial recognition and the transaction price is not recognized as profit or loss but deferred. The deferred difference is amortized by using straight line method over the life of the financial instruments.

(m) Property and equipment

Property and equipment are initially measured at cost and after initial recognition. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.  Certain land and buildings are measured at fair value at the date of transition to K-IFRS, which is deemed cost, in accordance with K-IFRS No.1101, ‘First-time Adoption of K-IFRS’. Dividend from relevant revaluation surplus is prohibited in accordance with the resolution of the board of directors.

The Bank recognizes in the carrying amount of an item of property and equipment the cost of replacing part of property and equipment when that cost is incurred if it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance leases are depreciated over the shorter of the lease term and their useful lives.  The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Buildings	40 years
Other properties	4~5 years

The gain or loss arising from the derecognition of an item of property and equipment, which is included in profit or loss, is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item.

Depreciation methods, useful lives and residual values are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.  Significant accounting policies (continued)

(n) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill and membership rights is calculated on a straight-line basis over the estimated useful lives of intangible assets as below from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software	5 years
Capitalized development cost	5 years
Other intangible assets	5 years or contract periods

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Bank intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(o) Investment properties

Investment property is property held either to earn rental income or for capital appreciation or both. An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted, if appropriate. The change is accounted for as changes in accounting estimates.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.  Significant accounting policies (continued)

(p) Leases

The Bank leases various tangible assets, such as real estate and vehicles, and the terms of the leases are negotiated individually and include a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, except that the lease assets cannot be provided as collaterals for borrowings. At the commencement date of the lease, the Bank recognizes a right-of-use asset and a lease liability. The payment of each lease is allocated to the repayment of the liability and finance costs. The Bank recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as finance costs. Right-of-use assets are depreciated using a straight-line method from the inception of the lease over the lease term of the right-of-use assets. Lease liabilities are measured at present value of the lease payments that are not paid at the commencement date of the lease agreement and included in other liabilities. Lease payments included in the measurement of the lease liabilities consist of the following:

- Fixed lease payments (including in-substance fixed payments, less any lease incentives receivable)

- Variable lease payments depending on an index or a rate

- Amounts expected to be paid by the lessee under a residual value guarantee

- The exercise price under a purchase option that the lessee is reasonably certain to exercise

- Payments of penalties for early terminating a lease unless the lessee is reasonably certain not to terminate early

If the implicit interest rate in the lease can be readily determined, the lease payments shall be discounted using that rate, and if that rate cannot be readily determined, the lessee shall use the lessee’s incremental borrowing rate.

The right-of-use asset is initially at cost, which comprises:

- The amount of the initial measurement of the lease liability

- Any lease payments made at or before the commencement date, less any lease incentives received

- Any initial direct costs incurred by the lessee

- An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease

The Bank includes right-of-use assets within the same line item as that within which the corresponding underlying assets would be presented if they are owned.

Any right-of-use asset that meets the definition of investment property is presented as investment property.

Lease payments associated with short-term leases or leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

Additional considerations for the Bank's accounting as a lessee include:

- Extension options and termination options are generally included in multiple real estate lease contracts.

- When estimating the lease term, the Bank considers all relevant facts and circumstances that create an economic incentive to exercise the option to extend the lease, or not to exercise the option to terminate the lease.

- Period covered by an extension option (or period covered by termination option) is included in lease term only if the lessee is reasonably certain to exercise (or not to exercise) the option.

- If the lessee and the lessor have the right to terminate without the consent of the other parties, the termination period shall be determined in consideration of the economic disadvantages incurred in terminating the contract.

- When significant events occur or there are significant changes in circumstances that have affected the lessee's control and the lease term before, the parties reassess whether they are quite certain to exercise the option of extension (or not).

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.  Significant accounting policies (continued)

(q) Non-current assets held for sale

Assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable.  The assets or disposal group that are classified as assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Bank recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(r) Impairment of non-financial assets

The carrying amounts of the Bank’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.  Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Bank estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Bank estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount.  Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.  Significant accounting policies (continued)

(s) Non-derivative financial liabilities

The Bank recognizes financial liabilities in the separate statement of financial position when the Bank becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. However, once the financial assets are designated at FVTPL, it is irrevocable. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss.

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities and other financial liabilities include deposit, borrowing, debentures, etc. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Bank derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(t) Equity capital

i) Capital stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are deducted from equity, net of any tax effects.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.  Significant accounting policies (continued)

(t) Equity capital (continued)

ii) Hybrid bonds

The Bank classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Bank has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

(u) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Bank during an accounting period, the Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Bank’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period, in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Bank’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the end of the reporting period on high-quality corporate bonds that have maturity dates approximating the terms of the Bank’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Bank recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

iv) Retirement benefits: defined contribution plans

The Bank recognizes the contribution expense as an account of severance payments in profit or loss in the period according to the defined contribution plans.

ⅴ) Termination benefits

Termination benefits are expensed at the earlier of when the Bank can no longer withdraw the offer of those benefits and when the Bank recognizes costs for a restructuring. If benefits are not expected to be wholly settled within 12 months of the end of the reporting period, then they are discounted.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.  Significant accounting policies (continued)

(v) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at the end of each reporting period and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

The Bank has granted share-based payment based on Shinhan Financial Group’s share to the employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Bank is required to pay Shinhan Financial Group for the provision of the share-based payments. The Bank recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment arrangements in which the Bank has no obligation to settle the share-based payment transaction are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group. The share-based compensation agreement that the Bank has given to its executives and employees is measured in cash-settled.

(w) Provisions

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision.  Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate.  If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions shall be used only for expenditures for which the provisions are originally recognized.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.  Significant accounting policies (continued)

(x) Financial guarantee contract

A financial guarantee contract is a contract that requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract. The financial guarantee liability is subsequently measured at the higher of the amount of the best estimate of the expenditure required to settle the present obligation at the end of reporting period; and the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period. Financial guarantee liabilities are included within payment guarantee provision.

After initial recognition, financial guarantee contracts are measured at the higher of:

- Loss allowance in accordance with K-IFRS No.1109, ‘Financial Instruments’

- The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of K-IFRS No.1115, ‘Revenue from Contracts with Customers’

(y) Recognition of revenues and expenses

The Bank’s revenues are recognized using five-step revenue recognition model as follows: ① ‘Identifying the contract’ → ② ‘Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’.

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, the Bank estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts. When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Bank uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

ii) Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.  Significant accounting policies (continued)

(y) Recognition of revenues and expenses (continued)

ⓐ Fees that are an integral part of the effective interest rate of a financial instrument.

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

ⓑ Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as revenue when the related service as a performance obligation is provided.

ⓒ Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act as a performance obligation has been completed.

iii) Dividend income

Dividend income is recognized when the shareholder’s right to receive payment is established. Usually this is the ex-dividend date for equity securities.

(z) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Shinhan Financial Group, the parent company, files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Bank. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system.  Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

The Bank recognizes deferred tax liabilities for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Bank is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Bank recognizes deferred tax assets for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.  Significant accounting policies (continued)

(z) Income tax (continued)

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

If any additional income tax expense exists by payment of dividends, the Bank recognizes it when the liability relating to the payment is recognized.

Because of the tax positions taken by the Bank, tax uncertainties arise from the complexity of transactions and differences in tax law interpretation. Also, uncertainty arises from a tax refund suit, tax investigation, or a refund suit against the tax authorities' assessed tax amount. For the tax amount paid to the tax authorities, in accordance with K-IFRS No.2123, it will be recognized as the corporate tax assets if a refund in the future is probable. In addition, the amount expected to be paid as a result of the tax investigation is recognized as the tax liability.

(aa) Accounting for trust accounts

The Bank accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying separate financial statements.  Borrowings from trust accounts are included in other liabilities. Trust fees and commissions in relation to the service provided to trust accounts by the Bank are recognized as fees and commission income.

(ab) Earnings per share

The Bank presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to the ordinary shareholder of the Bank by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.  Financial risk management

3-1. Credit risk

Credit risk is the risk of financial loss of the Bank if a customer or counterparty fails to meet its contractual obligation. Credit risk is classified as the most important risk to be managed for the Bank's business activities, and management carefully manages the maximum credit risk exposure. Credit exposure arises principally from due from banks, the lending process related to loans, investment activities in debt securities and off-balance sheet items including loan commitments, etc.

(a) Credit risk management

Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the Chief Risk Officer (CRO) as the chairman, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department, and decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of chairman, the CCO, CRO and the head of the group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the credit quality of the loan and profitability of operation.

The risk management of the asset is primarily carried out by all operating units that hold and manage the asset subject to credit risk, and the credit risk management department, such as the risk management department and the credit planning department, is in charge of the credit risk management of the Bank as a whole. The risk management department and the risk engineering department manage the credit portfolio by managing credit risk limits set by the Risk Policy Committee and credit maximum exposure limits for the same parties, affiliates, industries, and countries. The Bank also measures and manages risk components such as PD (Probability of Default), LGD (Loss Given Default), and EAD (Exposure at Default) through the operation of the credit rating system and collateral management system. As an organization for supporting and checking loan decisions, the Credit Planning Department manages the credit policy and system of the entire bank, and the Credit Review Department conducts independent credit rating and loan decision making. Also, the Credit Supervision Department conducts individual credit supervision on large loans.

Each of the Bank’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower’s individual information, past dealings with the Bank and external credit rating information. For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among others. The credit rating, once assigned, serves as the fundamental instrument in the Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for credit loss.

The Bank's credit rating system reflects the requirements of Basel III, ACE (Automatic Credit Evaluation), retail SOHO credit rating system with a maximum exposure of 500 million won or less, and Advanced Internal Rating System (AIRS).

The credit decision for companies is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit, the credit is approved by agreement between the branch's RM (Relationship Manager) and each business division's headquarter. In the case of a large or important credit, the credit is approved by a screening body. In particular, the Credit review Committee, which is the highest decision-making body of loans, examines important loans, such as large loans that exceed the limit. The individual credit is evaluated by the individual credit evaluation system based on objective statistical methods and an automated credit scoring system (CSS) based on the Bank's credit policy.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(a) Credit risk management (continued)

The Bank operates a regular monitoring system for the regular management of individual loans. The review team and RM are required to conduct Loan Reviews by automatically searching for non-performing companies among the corporate loan clients, and the credit supervision department, which is independent of the business group, determines the adequacy of Loan Review results and requests credit rating adjustment of the company as necessary. In accordance with these procedures, a company is classified as an early warning company, an observer company, and a normal company, and discriminatory management is carried out in accordance with the management guidelines for each risk stage to prevent the insolvency of the loans at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the credit planning department calculates and manages industrial grades and analyzes and provides industry trends and company information.

(b) Risk management and risk mitigation policy

In order to control the credit risk of the Bank at an appropriate level, the following risk management system is established and operated.

- Credit risk limits are set and managed by business sector, customer, product, industry, etc. based on credit VaR (Value at Risk) and maximum exposure amount.

- The Risk Management Department establishes and manages limits for credit VaR, and maximum exposure limits.  The Credit Assessment Department conducts maximum exposure limits.

- The Risk Management Department and Risk Engineering Department establish a credit risk limit operation plan for the entire bank at least once a year and commit it to the Risk Policy Committee.

- Each business unit monitors and adheres to credit risk limits assigned to each business unit

- The risk is re-assessed on an annual basis or within the period if deemed necessary, and the limit of risk is set and managed for each sector, such as by the person, industry and country.

- The maximum exposure for each borrower, including institutions, is managed by low level limits that are individually set for accounts in the financial statements and off-balance sheet accounts, and risk limits for daily transactions related to commodity trading including foreign currency forward trading, are also determined.

- Actual maximum exposure limits are managed on a daily basis.

- Maximum credit risk exposure is managed in the process of analyzing the interest and principal repayment ability of the borrower, and if necessary, changes the loan limit in the process.

Other risk management measures are as follows:

i) Collateral

The Bank has adopted policies and procedures to mitigate credit risk. In connection with credit risk, collateral is generally used, and the Bank has adopted a policy for pledging certain types of assets. The main types of collateral are as follows:

- Mortgage

- Real estate, inventories, accounts receivable, etc.

- Financial instruments such as debt securities and equity securities

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(b) Risk management and risk mitigation policy (continued)

Long-term loans are generally collateralized. On the other hand, revolving personal loans are generally unsecured. In addition, in order to minimize losses due to credit risk, the Bank establishes additional collateral for the counterparty in the event of an indication of impairment of the asset.

Collateral for financial assets other than loans is subject to the nature of the products. Except for special cases such as Asset Backed Securities (ABS), unsecured securities are common in the case of debt securities.

ii) Derivative financial instruments

The Bank maintains a credit limit on the amount and duration of derivative financial instruments that are in between the disposal agreements after purchase.

iii) Collective offsetting contracts

The Bank limits its maximum exposure to credit losses by engaging in collective offsetting contracts with counterparties in executing significant number of transactions.

Collective offsetting contracts generally do not result from offsetting assets and liabilities in the separate financial statements, as transactions are usually set at a gross amount basis. However, when all amounts to the counterparty are set on a net basis, the credit risk associated with a favorable contract is reduced by collective offsetting contracts if losses are incurred.

The Bank's overall maximum exposure to credit risk that is part of a collective offsetting contract can vary substantially within a short period of time because it is affected by each transaction.

iv) Credit related contracts

Guarantees and credit enhancements have credit risks similar to credit. Credit (which guarantees credit on behalf of the customer by issuing a note to a third party for the amount requested under specific terms and conditions) is secured by the underlying commodities associated with them, it involves less risk. The credit enhancement arrangements represent the unused portion of the credit limit in the form of a credit, guarantee or letter of credit. In relation to the credit risk of a credit enhancement arrangement, the Bank is potentially exposed to the same amount as the total unused arrangements. Long-term contracts generally have a greater degree of credit risk than short-term, and the Bank monitors the maturity of credit arrangements.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model)

i) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Bank assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Bank uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Bank compares the risk of a default occurring on the financial instrument at the end of the reporting period with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition. The supportable information also includes historical default data held by the Bank and the analysis by internal credit risk rating specialists.

ⓐ Measuring the risk of default

The Bank assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

The internal credit risk rating based on the borrower’s information related to each individual exposures on initial recognition, may change depending on the results of continuing monitoring and reviews.

ⓑ Measuring term structure of probability of default

The Bank accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Bank uses information obtained from external credit rating agencies when performing these analyses.

The Bank applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

ⓒ Significant increases in credit risk

The Bank uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

ⓒ Significant increases in credit risk (continued)

Corporate exposures	Retail exposures
Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days
Loan classification of precautionary and below	Loan classification of precautionary and below
Borrower with early warning signals	Borrower with early warning signals
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk
Loans with identified indicators for significant increases in other credit risk

The Bank considers the credit risk of financial instrument has been significantly increased since initial recognition if a specific exposure is past due more than 30 days. The Bank counts the number of days past due from the earliest date on which the Bank has not received the contractual payments in full of the borrower and does not consider the grace period granted to the borrower.

The Bank regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective.

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have more power of preemptive prediction than the criteria for days of delinquency.

- As a result of applying the judgment criteria, financial instruments shall not move too frequently between the 12-months expected credit losses measurement and the lifetime expected credit losses measurement.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

ii) Modified financial assets

If the contractual cash flows on a financial asset have been renegotiated or modified and the financial asset is not derecognized, the Bank assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the end of the reporting period based on the modified contractual terms.

The Bank may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’).  These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Bank recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments.  If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Bank recognizes the 12-months expected credit losses for that exposure again.

iii) Risk of default

The Bank considers a financial asset to be in default if it meets one or more of the following conditions:

- if a borrower is more than 90 days past due on its contractual payments,

- if the Bank judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Bank uses the following indicators when determining whether a borrower is in default:

- qualitative factors (e.g. breach of contract terms),

- quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Bank, the number of days past due per payment obligation.  However, in the case of a specific portfolio, the Bank uses the number of days past due for each financial instrument.)

- internal data and external data

The definition of default applied by the Bank generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred, and the extent thereof may vary.

iv) Reflection of forward-looking information

The bank reflects forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Bank utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to forecast forward-looking information.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.Financial risk management (continued)

3-1.Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

The Bank reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Bank used in its business plan and management strategy.

The Bank analyzed the data experienced in the past, derived correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflected forward-looking information through regression estimation. To reflect the COVID-19 economic situation, the Bank has reviewed the three scenarios "central", "upside" and "downside" to reflect the final forward-looking information.

① Upside scenario

Major variables(*1)	Correlation	2021.4Q(*2)(*3)	2022(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	4.1	3.0	3.1	3.8	3.7
Private consumption index (YoY %)	(-)	6.3	5.1	2.5	3.7	3.8
Facility investment growth rate (YoY %)	(-)	4.1	0.5	1.2	5.0	5.1
Consumer price index growth rate (%)	(-)	3.6	2.6	2.4	2.0	2.0
Balance on current account (100 million dollars)	(-)	202.0	230.0	200.0	220.0	230.0
Government bond 3y yields (%)	-	1.87	1.90	1.90	2.00	2.00

② Central scenario

Major variables(*1)	Correlation	2021.4Q(*2)(*3)	2022(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	4.1	2.3	2.4	3.0	3.4
Private consumption index (YoY %)	(-)	6.3	4.4	1.8	2.9	3.5
Facility investment growth rate (YoY %)	(-)	4.1	0.2	0.8	4.5	4.9
Consumer price index growth rate (%)	(-)	3.6	2.7	2.5	2.2	2.0
Balance on current account (100 million dollars)	(-)	202.0	220.0	180.0	200.0	220.0
Government bond 3y yields (%)	-	1.87	1.80	1.80	1.90	1.90

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.Financial risk management (continued)

3-1.Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

③ Downside scenario

Major variables(*1)	Correlation	2021.4Q(*2)(*3)	2022(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	4.1	1.3	1.3	1.8	3.1
Private consumption index (YoY %)	(-)	6.3	3.4	0.7	1.8	3.1
Facility investment growth rate (YoY %)	(-)	4.1	(0.5)	0.3	4.3	4.5
Consumer price index growth rate (%)	(-)	3.6	3.2	3.0	3.0	2.8
Balance on current account (100 million dollars)	(-)	202.0	200.0	170.0	180.0	200.0
Government bond 3y yields (%)	-	1.87	2.00	2.00	2.20	2.40

(*1) As a result of reviewing the correlation of each variable, GDP growth rates and private consumption index were applied among the major variables to reflect the final forward-looking information. The Bank additionally selected the KOSPI forecast in addition to the table above.

(*2) Considering the forecast period of the company's bankruptcy, the Bank reflected the future economic outlook.

(*3) The macroeconomic outlook figures are estimated by the Bank for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.

① Upside scenario

Major variables(*1)	Correlation	2020.4Q(*2)(*3)	2021(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	(2.8)	0.0	3.9	3.0	4.3
Private consumption index (YoY %)	(-)	(4.8)	3.0	2.3	3.5	4.1
Facility investment growth rate (YoY %)	(-)	3.5	5.5	6.5	1.5	5.0
Consumer price index growth rate (%)	(-)	0.3	0.6	0.9	0.8	0.9
Balance on current account (100 million dollars)	(-)	170.0	130.0	160.0	190.0	180.0
Government bond 3y yields (%)	-	0.90	1.00	1.00	1.10	1.10

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.Financial risk management (continued)

3-1.Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

② Central scenario

Major variables(*1)	Correlation	2020.4Q(*2)(*3)	2021(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	(2.8)	(0.7)	3.6	2.5	3.7
Private consumption index (YoY %)	(-)	(4.8)	2.6	2.1	3.0	3.5
Facility investment growth rate (YoY %)	(-)	3.5	5.0	6.0	0.8	4.5
Consumer price index growth rate (%)	(-)	0.3	0.5	0.9	0.7	0.8
Balance on current account (100 million dollars)	(-)	170.0	120.0	150.0	180.0	170.0
Government bond 3y yields (%)	-	0.90	1.00	1.00	1.00	1.00

③ Downside scenario

Major variables(*1)	Correlation	2020.4Q(*2)(*3)	2021(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	(2.8)	(1.5)	2.3	1.7	3.0
Private consumption index (YoY %)	(-)	(4.8)	1.9	1.1	2.6	3.4
Facility investment growth rate (YoY %)	(-)	3.5	3.5	4.5	(1.0)	3.0
Consumer price index growth rate (%)	(-)	0.3	0.4	0.8	0.6	0.7
Balance on current account (100 million dollars)	(-)	170.0	110.0	140.0	170.0	160.0
Government bond 3y yields (%)	-	0.90	1.10	1.10	1.10	1.10

(*1) As a result of reviewing the correlation of each variable, the private consumption index and facility investment growth rates were applied among the major variables to reflect the final forward-looking information. The Bank additionally selected the KOSPI forecast in addition to the table above.

(*2) Considering the forecast period of the company's bankruptcy, the Bank reflected the future economic outlook.

(*3) The macroeconomic outlook figures are estimated by the Bank for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.Financial risk management (continued)

3-1.Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

The predicted correlations between the macroeconomic variables and the risk of default, used by the Bank, are derived based on long-term data over the past ten years.

The recent historical default rate is an important reference when estimating the default rate in consideration of the future economic outlook. Although the economy has slowed down by COVID-19 since 2020, the actual default rate of the Bank has remained stable. The Bank manages the credit risk through classifying loans in moratorium of interest payments and moratorium of repayment that is one of the financial relief programs into Stage 2 and additional expected loss assessments to reflect the impact of potential insolvency.

As of December 31, 2021 and 2020, the exposure and provision of loans applied for moratorium of interest payments and moratorium of repayment in installments is as follows:

		December 31, 2021		December 31, 2020
		Exposure	Provision	Exposure	Provision
Moratorium of interest payments	~~W~~	224,449	27,460	242,794	18,874
Moratorium of repayment in installments		1,342,366	106,899	1,067,502	20,660
Moratorium of interest payments and moratorium of repayment in installments		65,773	8,459	80,581	2,166
	~~W~~	1,632,588	142,818	1,390,877	41,700

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.Financial risk management (continued)

3-1.Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

If the sensitivity analysis of the impact on the Bank's expected credit loss allowance if the weights of the upside or downside scenarios is assumed to be 100% while holding all other assumptions constant, the impact of sensitivity analysis on the Bank’s credit loss allowance is not significant.

v) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (PD)

- Loss given default (LGD)

- Exposure at default (EAD)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Bank and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Bank uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.Financial risk management (continued)

3-1.Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

v) Measurement of expected credit losses (continued)

LGD refers to the expected loss if a borrower default. The Bank calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Bank derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

When measuring expected credit losses on financial assets, the Bank reflects a period of expected credit loss measurement based on a contractual maturity. The Bank takes into consideration of the extension rights held by a borrower when deciding the contractual maturity.

Risk factors such as PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (LTV)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria for classification of groups are periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Bank uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the experience.

vi) Write-off of financial assets

The Bank writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest.  In general, the Bank conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Bank and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Bank may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.Financial risk management (continued)

3-1.Credit risk (continued)

(d) Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Due from banks (*1)(*2):
Banks	~~W~~	2,259,640	2,006,450
Governments		11,214,268	19,157,885
		13,473,908	21,164,335
Loans at amortized cost (*1)(*2):
Banks		6,017,764	7,234,785
Retail:
Mortgage lending		48,357,552	45,321,075
Others		111,039,011	101,211,943
		159,396,563	146,533,018
Governments		380,747	2,380,348
Corporate:
Large enterprises		29,917,928	25,552,003
Small and medium-sized enterprises		96,411,026	85,983,082
Special finance		7,435,493	6,973,592
Others		262	810
		133,764,709	118,509,487
		299,559,783	274,657,638
Loans at fair value through profit or loss:
Banks		-	29,996
Corporate:
Large enterprises		796,191	699,827
Small and medium-sized enterprises		63,554	114,646
		859,745	814,473
		859,745	844,469
Securities at FVTPL:
Debt securities		21,944,948	19,386,313
Gold/silver deposits		83,691	188,339
		22,028,639	19,574,652
Securities at FVOCI (*1)		46,533,961	37,637,403
Securities at amortized cost (*1)		19,996,310	19,062,390
Derivative assets		2,999,159	4,581,535
Other financial assets (*1)(*3)		16,067,141	10,829,613
Off-balance sheet items:
Financial guarantee contracts (*4)		10,216,604	8,857,606
Loan commitments and other liabilities for credit		99,176,075	97,162,880
		109,392,679	106,020,486
	~~W~~	530,911,325	494,372,521

(*1) The maximum exposure amounts for due from banks, loans, securities and other financial assets are measured as the amount net of allowances.

(*2) Due from banks and loans are classified as similar credit risk group to be with consistent calculating capital adequacy ratio under New Basel Capital Accord (Basel III).

(*3) Other financial assets comprise accounts receivable, accrued income, guarantee deposits, domestic exchange settlements receivables, suspense receivables, etc.

(*4) These amounts represent financial guarantees and the non-financial guarantees amount to ~~W~~ 11,020,428 million and ~~W~~ 10,571,370 million as of December 31, 2021 and 2020, respectively.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.Financial risk management (continued)

3-1.Credit risk (continued)

(e) Credit risk exposure by credit risk grade

i) The maximum exposure of financial instruments to credit risk by credit risk grade as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks:
Banks	~~W~~	2,134,442	127,299	-	927	-	2,262,668	(3,028)	2,259,640	-
Governments		11,025,047	192,992	-	-	-	11,218,039	(3,771)	11,214,268	-
		13,159,489	320,291	-	927	-	13,480,707	(6,799)	13,473,908	-
Loans at amortized cost:
Banks		3,016,602	2,894,519	112,254	4,149	-	6,027,524	(9,760)	6,017,764	133,618
Retail		145,999,593	3,761,898	7,695,798	1,871,900	374,912	159,704,101	(307,538)	159,396,563	110,308,297
Residential real estate mortgage loan		45,691,426	254,012	1,723,343	632,584	62,714	48,364,079	(6,527)	48,357,552	45,191,358
Etc		100,308,167	3,507,886	5,972,455	1,239,316	312,198	111,340,022	(301,011)	111,039,011	65,116,939
Governments		364,960	16,112	-	-	-	381,072	(325)	380,747	-
Corporate		84,427,776	28,204,405	9,012,220	12,640,024	499,256	134,783,681	(1,018,972)	133,764,709	82,105,177
Major company		20,984,112	4,957,456	2,162,190	2,022,702	44,598	30,171,058	(253,130)	29,917,928	8,442,183
Small business		61,100,517	18,231,991	6,827,506	10,544,625	454,658	97,159,297	(748,271)	96,411,026	69,638,603
Special finance		2,343,147	5,014,808	22,524	72,558	-	7,453,037	(17,544)	7,435,493	4,024,391
Etc		-	150	-	139	-	289	(27)	262	-
		233,808,931	34,876,934	16,820,272	14,516,073	874,168	300,896,378	(1,336,595)	299,559,783	192,547,092
Securities at FVOCI (*)		39,899,435	6,481,889	-	152,637	-	46,533,961	-	46,533,961	-
Securities at amortized cost		19,696,698	305,050	-	-	-	20,001,748	(5,438)	19,996,310	-
	~~W~~	306,564,553	41,984,164	16,820,272	14,669,637	874,168	380,912,794	(1,348,832)	379,563,962	192,547,092

(*) Credit loss allowance recognized in other comprehensive income on securities at FVOCI is ~~W~~27,044 million.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.Financial risk management (continued)

3-1.Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

i) The maximum exposure of financial instruments to credit risk by credit risk grade as of December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks:
Banks	~~W~~	1,949,695	59,169	-	312	-	2,009,176	(2,726)	2,006,450	-
Governments		19,076,804	80,495	-	1,748	-	19,159,047	(1,162)	19,157,885	-
		21,026,499	139,664	-	2,060	-	21,168,223	(3,888)	21,164,335	-
Loans at amortized cost:
Banks		4,829,321	2,316,840	87,085	9,623	-	7,242,869	(8,084)	7,234,785	25,520
Retail		131,651,648	5,538,082	5,872,853	3,407,194	412,237	146,882,014	(348,996)	146,533,018	77,251,307
Residential real estate mortgage loan		42,263,535	313,134	1,792,577	877,066	82,743	45,329,055	(7,980)	45,321,075	40,277,946
Etc		89,388,113	5,224,948	4,080,276	2,530,128	329,494	101,552,959	(341,016)	101,211,943	36,973,361
Governments		2,133,389	247,541	-	-	-	2,380,930	(582)	2,380,348	-
Corporate		78,143,505	20,939,203	9,922,531	9,934,985	641,861	119,582,085	(1,072,598)	118,509,487	74,206,613
Major company		17,204,288	4,667,392	2,001,089	1,797,262	147,447	25,817,478	(265,475)	25,552,003	6,963,996
Small business		58,016,906	12,267,376	7,919,456	8,063,308	494,414	86,761,460	(778,378)	85,983,082	66,551,952
Special finance		2,922,311	4,003,724	1,986	74,275	-	7,002,296	(28,704)	6,973,592	690,665
Etc		-	711	-	140	-	851	(41)	810	-
		216,757,863	29,041,666	15,882,469	13,351,802	1,054,098	276,087,898	(1,430,260)	274,657,638	151,483,440
Securities at FVOCI (*)		32,197,368	5,189,454	-	250,581	-	37,637,403	-	37,637,403	-
Securities at amortized cost		18,794,256	271,142	-	-	-	19,065,398	(3,008)	19,062,390	-
	~~W~~	288,775,986	34,641,926	15,882,469	13,604,443	1,054,098	353,958,922	(1,437,156)	352,521,766	151,483,440

(*) Credit loss allowance recognized in other comprehensive income on securities at FVOCI is ~~W~~15,889 million.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.Financial risk management (continued)

3-1.Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

ii) Credit risk exposure per credit grade of off-balance sheet items as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		12-month expected credit losses	Lifetime expected credit losses		Total
			Not impaired	Impaired
Financial guarantee(*):
Grade 1	~~W~~	5,896,070	946,274	-	6,842,344
Grade 2		3,151,131	222,951	-	3,374,082
Impaired		-	-	178	178
		9,047,201	1,169,225	178	10,216,604
Loan commitment and other credit line
Grade 1		80,546,417	3,457,333	-	84,003,750
Grade 2		14,454,119	718,206	-	15,172,325
Impaired		-	-	-	-
		95,000,536	4,175,539	-	99,176,075
	~~W~~	104,047,737	5,344,764	178	109,392,679

(*) These amounts represent financial guarantees and the non-financial guarantees amount to ~~W~~ 11,020,428 million as of December 31, 2021.

		December 31, 2020
		12-month expected credit loss	Lifetime expected credit loss		Total
			Not impaired	Impaired
Financial guarantee(*):
Grade 1	~~W~~	4,630,421	643,178	-	5,273,599
Grade 2		3,411,436	166,203	-	3,577,639
Impaired		-	-	6,368	6,368
		8,041,857	809,381	6,368	8,857,606
Loan commitment and other credit line
Grade 1		78,100,738	3,171,907	-	81,272,645
Grade 2		14,914,990	975,245	-	15,890,235
Impaired		-	-	-	-
		93,015,728	4,147,152	-	97,162,880
	~~W~~	101,057,585	4,956,533	6,368	106,020,486

(*) These amounts represent financial guarantees and the non-financial guarantees amount to ~~W~~ 10,571,370 million as of December 31, 2020.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.Financial risk management (continued)

3-1.Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

iii) Credit risk exposure per collateral of financial instruments as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		12-month expected credit loss	Lifetime expected credit loss
			Not impaired	Impaired	Total
Guarantees	~~W~~	60,333,317	8,273,844	192,946	68,800,107
Deposits and savings		1,268,932	184,133	1,048	1,454,113
Property and equipment		1,576,192	403,953	20,162	2,000,307
Real estate		111,831,401	12,632,188	207,834	124,671,423
	~~W~~	175,009,842	21,494,118	421,990	196,925,950

		December 31, 2020
		12-month expected credit loss	Lifetime expected credit loss		Total
			Not impaired	Impaired
Guarantees	~~W~~	34,419,319	5,763,336	176,985	40,359,640
Deposits and savings		459,492	223,357	208	683,057
Property and equipment		1,292,265	317,218	12,341	1,621,824
Real estate		97,406,635	12,808,456	241,485	110,456,576
	~~W~~	133,577,711	19,112,367	431,019	153,121,097

iv) Credit risk exposure per LTV of mortgage loans as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		40% or less	Above 40% ~ 60%	Above 60% ~ 80%	Above 80% ~ 100%	Others	Total
Loans at amortized cost	~~W~~	18,854,425	14,533,616	12,152,193	1,584,852	1,238,993	48,364,079
Less: allowance		(501)	(1,014)	(3,608)	(1,032)	(372)	(6,527)
	~~W~~	18,853,924	14,532,602	12,148,585	1,583,820	1,238,621	48,357,552

		December 31, 2020
		40% or less	Above 40% ~ 60%	Above 60% ~ 80%	Above 80% ~ 100%	Others	Total
Loans at amortized cost	~~W~~	16,607,848	13,039,356	12,126,830	1,850,819	1,704,202	45,329,055
Less: allowance		(450)	(1,216)	(4,072)	(1,500)	(742)	(7,980)
	~~W~~	16,607,398	13,038,140	12,122,758	1,849,319	1,703,460	45,321,075

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.Financial risk management (continued)

3-1.Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

v) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Governments	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

(f) Nature and effect of modification in contractual cash flows

i) Among financial assets that measured the provision for bad debt with the lifetime expected credit losses for the entire period, the amortization costs before the change of financial assets with changed contractual cash flows for the years ended December 31, 2021 and 2020 are ~~W~~16,192 million and ~~W~~39,562 million, respectively, and the net losses resulting from the modification amounted for the years ended December 31, 2021 and 2020 are ~~W~~2,908 million and ~~W~~8,289 million, respectively.

ii) As of December 31, 2021 and 2020, the book value of financial asset, for which contractual cash flows have been modified while the loss allowance is measured at an amount equal to lifetime expected credit losses at initial recognition, and the loss allowance reverted to being measured at an amount equal to 12-month expected credit losses for the years ended December 31, 2021 and 2020 are ~~W~~54,904 million and ~~W~~600 million, respectively.

(g) The contractual amounts outstanding on financial assets that are written-off but are still subject to enforcement activity as of December 31, 2021 and 2020, are ~~W~~6,085,461 million and ~~W~~6,093,146 million, respectively.

(h) As of December 31, 2021 and 2020, there are no assets acquired by the execution of collateral, respectively.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.Financial risk management (continued)

3-1.Credit risk (continued)

(i) Concentration by geographic location

An analysis of concentration by geographic location for financial assets excluding equity securities, net of allowance, as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
Division(*1)		Korea	U.S.A	U.K	Japan	Germany	Vietnam	China	Others	Total
Due from banks:
Banks	~~W~~	92,177	929,454	25,563	227,479	279,348	5,750	428,577	271,292	2,259,640
Governments		10,569,824	469,171	-	-	-	-	-	175,273	11,214,268
		10,662,001	1,398,625	25,563	227,479	279,348	5,750	428,577	446,565	13,473,908
Loans at amortized cost:
Banks		1,129,921	4,950	11,735	147,936	284,329	1,078,627	867,848	2,492,418	6,017,764
Retail		158,047,899	193,562	5,249	7,603	2,837	5,350	723,029	411,034	159,396,563
Residential real estate mortgage loan		47,515,208	83,872	2,287	2,695	1,122	1,820	473,116	277,432	48,357,552
Others		110,532,691	109,690	2,962	4,908	1,715	3,530	249,913	133,602	111,039,011
Governments		364,655	-	-	-	-	-	-	16,092	380,747
Corporate		126,311,562	1,915,234	211,955	1,595	11,333	1,028,574	476,633	3,807,823	133,764,709
Major company		27,339,606	477,069	84,477	-	11,333	468,177	218,685	1,318,581	29,917,928
Small business		93,377,539	650,862	44,270	1,595	-	455,636	257,948	1,623,176	96,411,026
Special finance		5,594,272	787,296	83,208	-	-	104,761	-	865,956	7,435,493
Others		145	7	-	-	-	-	-	110	262
		285,854,037	2,113,746	228,939	157,134	298,499	2,112,551	2,067,510	6,727,367	299,559,783
Loans at FVTPL
Corporate		859,745	-	-	-	-	-	-	-	859,745
Major company		796,191	-	-	-	-	-	-	-	796,191
Small business		63,554	-	-	-	-	-	-	-	63,554
	~~W~~	859,745	-	-	-	-	-	-	-	859,745

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.Financial risk management (continued)

3-1.Credit risk (continued)

(i) Concentration by geographic location

An analysis of concentration by geographic location for financial instruments excluding equity securities, net of allowance, as of December 31, 2021 and 2020 is as follows (continued):

		December 31, 2021
Division(*1)		Korea	U.S.A	U.K	Japan	Germany	Vietnam	China	Others	Total
Securities at FVTPL
Debt securities	~~W~~	21,148,366	326,107	8,396	50,503	19,048	-	9,041	383,487	21,944,948
Gold/silver deposits		-	-	83,691	-	-	-	-	-	83,691
		21,148,366	326,107	92,087	50,503	19,048	-	9,041	383,487	22,028,639
Securities at FVOCI		43,945,878	1,326,804	120,851	120,134	52,199	-	282,517	685,578	46,533,961
Securities at amortized cost		19,740,332	-	-	-	-	-	-	255,978	19,996,310
Off-balance accounts
Financial guarantees(*2)		9,639,394	53,280	3,598	-	-	311,568	74,246	134,518	10,216,604
Loan commitments and other liabilities related credit		97,155,315	144,078	237,450	369,354	3,698	463	246,034	1,019,683	99,176,075
	~~W~~	489,005,068	5,362,640	708,488	924,604	652,792	2,430,332	3,107,925	9,653,176	511,845,025

(*1) Geographical breakdown is the book value, net of unamortized balances and allowance for doubtful accounts.

(*2) These amounts represent financial guarantees and the non-financial guarantees amount to ~~W~~ 11,020,428 million as of December 31, 2021.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.Financial risk management (continued)

3-1.Credit risk (continued)

(i) Concentration by geographic location

An analysis of concentration by geographic location for financial assets excluding equity securities, net of allowance, as of December 31, 2021 and 2020 are as follows:

		December 31, 2020
Division(*1)		Korea	U.S.A	U.K	Japan	Germany	Vietnam	China	Others	Total
Due from banks:
Banks	~~W~~	79,874	359,509	101,952	414,266	126,666	302	709,668	214,213	2,006,450
Governments		18,309,888	753,730	-	-	-	-	-	94,267	19,157,885
		18,389,762	1,113,239	101,952	414,266	126,666	302	709,668	308,480	21,164,335
Loans at amortized cost:
Banks		1,763,815	-	-	271,796	205,333	819,156	523,818	3,650,867	7,234,785
Retail		145,235,883	196,327	4,157	6,219	2,122	4,279	716,190	367,841	146,533,018
Residential real estate mortgage loan		44,493,555	88,279	1,847	2,247	785	1,679	488,380	244,303	45,321,075
Others		100,742,328	108,048	2,310	3,972	1,337	2,600	227,810	123,538	101,211,943
Governments		2,132,972	-	-	-	-	-	-	247,376	2,380,348
Corporate		111,470,981	1,704,179	103,197	627	16,778	694,145	536,166	3,983,414	118,509,487
Major company		23,226,169	403,634	38,028	-	3,560	205,683	209,736	1,465,193	25,552,003
Small business		83,003,413	594,770	41,500	627	13,218	402,881	326,430	1,600,243	85,983,082
Special finance		5,240,836	705,764	23,669	-	-	85,581	-	917,742	6,973,592
Others		563	11	-	-	-	-	-	236	810
	~~W~~	260,603,651	1,900,506	107,354	278,642	224,233	1,517,580	1,776,174	8,249,498	274,657,638
Loans at FVTPL
Banks		29,996	-	-	-	-	-	-	-	29,996
Corporate		814,473	-	-	-	-	-	-	-	814,473
Major company		699,827	-	-	-	-	-	-	-	699,827
Small business		114,646	-	-	-	-	-	-	-	114,646
	~~W~~	844,469	-	-	-	-	-	-	-	844,469

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3.Financial risk management (continued)

3-1.Credit risk (continued)

(i) Concentration by geographic location

An analysis of concentration by geographic location for financial instruments excluding equity securities, net of allowance, as of December 31, 2021 and 2020 is as follows (continued):

		December 31, 2020
Division(*1)		Korea	U.S.A	U.K	Japan	Germany	Vietnam	China	Others	Total
Securities at FVTPL
Debt securities	~~W~~	18,771,346	202,001	5,115	19,040	4,486	-	151,988	232,337	19,386,313
Gold/silver deposits		-	-	188,339	-	-	-	-	-	188,339
		18,771,346	202,001	193,454	19,040	4,486	-	151,988	232,337	19,574,652
Securities at FVOCI		35,663,375	801,006	51,422	120,044	36,412	-	373,438	591,706	37,637,403
Securities at amortized cost		18,858,335	2,175	-	-	-	-	-	201,880	19,062,390
Off-balance accounts
Financial guarantees(*2)		8,257,802	53,817	7,301	39,287	-	238,641	73,189	187,569	8,857,606
Loan commitments and other liabilities related credit		92,628,652	332,994	273,294	314,754	19,847	50,126	308,384	3,234,829	97,162,880
	~~W~~	454,017,392	4,405,738	734,777	1,186,033	411,644	1,806,649	3,392,841	13,006,299	478,961,373

(*1) Geographical breakdown is the book value, net of unamortized balances and allowance for doubtful accounts.

(*2) These amounts represent financial guarantees and the non-financial guarantees amount to ~~W~~ 10,571,370 million as of December 31, 2020.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3. Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector

i) An analysis of concentration by industry sector for financial instruments excluding equity securities, net of allowance, as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
Division(*1)		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction	Lodging and Restaurant	Others	Retail customers	Total
Due from banks:
Banks	~~W~~	2,259,640	-	-	-	-	-	-	-	2,259,640
Governments		11,214,268	-	-	-	-	-	-	-	11,214,268
		13,473,908	-	-	-	-	-	-	-	13,473,908
Loans at amortized cost:
Banks		5,373,574	-	-	-	-	-	644,190	-	6,017,764
Retail		-	-	-	-	-	-	-	159,396,563	159,396,563
Residential real estate mortgage loan		-	-	-	-	-	-	-	48,357,552	48,357,552
Others		-	-	-	-	-	-	-	111,039,011	111,039,011
Governments		374,415	-	-	-	-	-	6,332	-	380,747
Corporate		6,634,977	48,436,219	18,717,915	29,779,111	2,602,359	5,417,272	22,176,856	-	133,764,709
Major company		3,376,873	16,665,592	3,318,802	1,580,878	570,074	162,880	4,242,829	-	29,917,928
Small business		1,298,767	31,754,858	15,378,005	25,459,543	1,880,595	5,165,838	15,473,420	-	96,411,026
Special finance		1,959,337	15,721	21,084	2,738,689	151,690	88,551	2,460,421	-	7,435,493
Others		-	48	24	1	-	3	186	-	262
		12,382,966	48,436,219	18,717,915	29,779,111	2,602,359	5,417,272	22,827,378	159,396,563	299,559,783
Loans at FVTPL
Corporate		368,872	461,751	9,516	2,002	2,537	-	15,067	-	859,745
Major company		368,872	425,281	-	-	2,037	-	1	-	796,191
Small business		-	36,470	9,516	2,002	500	-	15,066	-	63,554
	~~W~~	368,872	461,751	9,516	2,002	2,537	-	15,067	-	859,745

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3. Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector

i) An analysis of concentration by industry sector for financial instruments excluding equity securities, net of allowance, as of December 31, 2021 and 2020 are as follows (continued):

		December 31, 2021
Division(*1)		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction	Lodging and Restaurant	Others	Retail customers	Total
Securities at FVTPL
Debt securities	~~W~~	13,315,465	1,644,338	876,013	237,597	80,644	62,437	5,728,454	-	21,944,948
Gold/silver deposits		83,691	-	-	-	-	-	-	-	83,691
		13,399,156	1,644,338	876,013	237,597	80,644	62,437	5,728,454	-	22,028,639
Securities at FVOCI		22,882,007	2,217,547	345,180	439,424	758,642	18,142	19,873,019	-	46,533,961
Securities at amortized cost		5,806,542	-	-	115,136	140,163	-	13,934,469	-	19,996,310
Off-balance accounts
Financial guarantees(*2)		4,941,703	2,544,592	1,187,684	532,170	64,770	164,458	771,958	9,269	10,216,604
Loan commitments and other liabilities related credit		17,202,742	16,964,949	6,211,814	2,568,069	1,722,392	326,313	15,628,053	38,551,743	99,176,075
	~~W~~	90,457,896	72,269,396	27,348,122	33,673,509	5,371,507	5,988,622	78,778,398	197,957,575	511,845,025

(*1) Industry sector breakdown is the book value, net of unamortized balances and allowance for doubtful accounts.

(*2) These amounts represent financial guarantees and the non-financial guarantees amount to ~~W~~ 11,020,428 million as of December 31, 2021.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector (continued)

i) An analysis of concentration by industry sector for financial instruments excluding equity securities, net of allowance, as of December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
Division(*1)		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction	Lodging and Restaurant	Others	Retail customers	Total
Due from banks:
Banks	~~W~~	2,006,450	-	-	-	-	-	-	-	2,006,450
Governments		19,157,885	-	-	-	-	-	-	-	19,157,885
		21,164,335	-	-	-	-	-	-	-	21,164,335
Loans at amortized cost:
Banks		6,960,316	-	-	-	-	-	274,469	-	7,234,785
Retail		-	-	-	-	-	-	-	146,533,018	146,533,018
Residential real estate mortgage loan		-	-	-	-	-	-	-	45,321,075	45,321,075
Others		-	-	-	-	-	-	-	101,211,943	101,211,943
Governments		2,380,348	-	-	-	-	-	-	-	2,380,348
Corporate		4,686,468	43,259,083	16,039,953	26,426,802	2,358,977	5,343,246	20,394,958	-	118,509,487
Major company		1,707,700	14,417,467	2,847,257	1,530,090	422,074	281,562	4,345,853	-	25,552,003
Small business		898,280	28,812,551	13,153,458	22,658,255	1,582,222	4,973,522	13,904,794	-	85,983,082
Special finance		2,080,488	28,956	38,931	2,238,455	354,681	88,162	2,143,919	-	6,973,592
Others		-	109	307	2	-	-	392	-	810
		14,027,132	43,259,083	16,039,953	26,426,802	2,358,977	5,343,246	20,669,427	146,533,018	274,657,638
Loans at FVTPL
Banks		-	-	-	29,996	-	-	-	-	29,996
Corporate		29,921	629,419	19,210	2,000	3,000	-	130,923	-	814,473
Major company		29,921	558,463	3,500	-	2,000	-	105,943	-	699,827
Small business		-	70,956	15,710	2,000	1,000	-	24,980	-	114,646
	~~W~~	29,921	629,419	19,210	31,996	3,000	-	130,923	-	844,469

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector (continued)

i) An analysis of concentration by industry sector for financial assets excluding equity securities, net of allowance, as of December 31, 2021 and 2020 is as follows (continued):

		December 31, 2020
Division(*1)		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction	Lodging and Restaurant	Others	Retail customers	Total
Securities at FVTPL
Debt securities	~~W~~	12,960,302	1,641,547	1,017,087	124,004	118,119	45,169	3,480,085	-	19,386,313
Gold/silver deposits		188,339	-	-	-	-	-	-	-	188,339
		13,148,641	1,641,547	1,017,087	124,004	118,119	45,169	3,480,085	-	19,574,652
Securities at FVOCI		21,255,813	1,983,401	289,113	504,983	638,096	2,611	12,963,386	-	37,637,403
Securities at amortized cost		6,387,081	21,750	-	105,310	120,284	-	12,427,965	-	19,062,390
Off-balance accounts
Financial guarantees(*2)		4,557,142	1,841,294	1,027,602	353,390	96,430	109,721	864,082	7,945	8,857,606
Loan commitments and other liabilities related credit		14,320,646	23,399,255	8,017,392	2,527,731	1,747,459	301,947	14,739,779	32,108,671	97,162,880
	~~W~~	94,890,711	72,775,749	26,410,357	30,074,216	5,082,365	5,802,694	65,275,647	178,649,634	478,961,373

(*1) Industry sector breakdown is the book value, net of unamortized balances and allowance for doubtful accounts.

(*2) These amounts represent financial guarantees and the non-financial guarantees amount to ~~W~~ 10,571,370 million as of December 31, 2020.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector (continued)

ii) As of December 31, 2021 and 2020, the concentration by industry sector for corporate loans that could be affected by the spread of COVID-19 among the financial instruments is as follows; and the industries that will be affected by the future economic conditions may change significantly:

		December 31, 2021
		Airlift passenger	Lodging	Oil/petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	139,614	2,996,759	919,090	207,408	81,499	1,747,453	52,924	6,144,747
Securities at FVTPL		-	-	29,911	-	-	-	2,737	32,648
Securities at FVTOCI		109,006	18,142	264,343	-	7,123	10,678	-	409,292
Off-balance accounts		363,362	316,113	2,646,739	14,775	91,622	778,608	36,331	4,247,550
	~~W~~	611,982	3,331,014	3,860,083	222,183	180,244	2,536,739	91,992	10,834,237

		December 31, 2020
		Airlift passenger	Lodging	Oil/petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	108,143	3,114,805	679,529	216,492	91,084	1,422,627	70,701	5,703,381
Securities at FVTPL		-	-	3,088	-	-	3,060	-	6,148
Securities at FVTOCI		52,878	2,611	224,894	-	6,539	9,797	-	296,719
Off-balance accounts		377,254	278,522	3,056,795	8,523	111,070	764,400	58,622	4,655,186
	~~W~~	538,275	3,395,938	3,964,306	225,015	208,693	2,199,884	129,323	10,661,434

iii) In the case of borrowers classified as Grade 2 and impaired among individual loans subject to lifetime expected credit losses as disclosed in Note 3-1. (e), the effect of COVID-19 may be relatively large. The impact is subject to change, depending on the future economic situation.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-2. Market risk

Market risk is the risk that changes in market price such as interest rates, equity prices, and foreign exchange rates, etc. will affect the Bank’s income. Trading position is exposed to the risk such as interest rates, equity prices, foreign exchange rates, etc., and non-trading position is mainly exposed to interest rates. The Bank separates and manages its exposure to market risk between trading and non-trading position.

The Bank carries out decision-making functions such as policy establishment and setting limits on market risk management by the Risk Policy Committee, and the Risk Engineering Department provides comprehensive market risk management, market risk system management, and Middle Office functions for all operating departments and desks.

The basis of market risk management is limit management to keep the maximum possible loss due to market risk within a certain level. The Risk Policy Committee sets and operates the VaR limit, loss limit, sensitivity limit, investment limit and position limit, and stress loss limit for each operating department and desk. The Risk Engineering department monitors the operation status independently from the operating department. The Bank regularly reports to the Risk Policy Committee and Risk Management Committee. In addition, the Fair Value Assurance Council and the Risk Engineering Department conduct a review of the fair value evaluation method and risk assessment before the launch (or transactions) of new products in each business unit. The Risk Review Council for derivatives and structured products supports rational decision-making such as checking risk factors and reviewing investment limits, so that objective analysis and review of risk factors can be conducted in advance.

(a) Market risk management of trading positions

Trading data for foreign exchange, stocks, bonds, and derivatives, which are subject to the measurement of market risks of trading positions, are managed by entering transactions in the front system, and are automatically interfaced with the market risk management system (Risk Watch) to perform daily risk measurement and limit management. In addition, in order to supplement the risk measurement by statistical method and to manage the impact and loss scale of rapid changes in the economic environment, stress testing is regularly conducted in parallel, and through this, the scale of loss in a crisis situation is within a certain range.

i) Measurement method on market risk arising from trading positions

The Bank applies historical simulation VaR methodology to each market risk, such as interest rates, stock prices, and exchange rates exposed to trading positions to calculate market risk in a 99% confidence level. VaR is based on a statistical assessment of potential losses to current positions from an adverse market movement. This represents the maximum amount of losses that can be incurred at the level of 99% confidence. Therefore, there is a statistical probability (1.0%) that the actual loss may be greater than the VaR measurement.

The VaR model measures expected losses assuming that the daily position at the measurement point remains and that market movements for the past 10 days from each measurement point will continue in the future.

Limits for each type of market risk are the limits set on market risk within the Bank's total risk limit. It is calculated by multiplying the average 10 days VaR and Stressed VaR for the previous 60 days by the regulatory multiplier and used as a market risk management tool. The Bank's VaR limit is set annually by the Risk Management Committee or the Risk Policy Committee, and compliance of each type of limit is monitored on a daily basis. In addition, when the set limit is exceeded, the manager of the operation department reports the excess details, reasons for the excess, and solutions to the group head in charge, and manages the set limit to be reduced to the limit within the next business day.

The quality of the VaR model is continuously monitored by post verification of VaR results, and all post verification results are reported to the Board of Directors.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-2. Market risk (continued)

(a) Market risk management of trading positions (continued)

ii) VaR of trading positions

The Bank manages VaR for trading portfolio based on financial statements. The minimum, maximum, average VaR and the VaR for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Average	Maximum	Minimum	Year-end
Interest rate risk	~~W~~	28,749	55,773	17,537	28,030
Equity risk		11,583	21,340	3,850	19,618
Foreign currency risk (*)		159,165	185,514	136,936	161,978
Volatility risk		162	368	29	60
Commodity risk		11	151	-	8
Covariance		(25,023)	(52,611)	(13,207)	(17,470)
	~~W~~	174,646	210,534	145,147	192,222

(*) The Bank measured foreign currency risk arising from trading positions and non-trading positions.

		December 31, 2020
		Average	Maximum	Minimum	Year-end
Interest rate risk	~~W~~	41,165	56,950	28,322	42,867
Equity risk		27,077	66,254	7,545	7,893
Foreign currency risk (*)		65,309	83,335	27,668	69,024
Volatility risk		305	1,073	114	138
Commodity risk		13	170	-	1
Covariance		(27,839)	(53,295)	(14,163)	(25,310)
	~~W~~	106,030	154,487	49,486	94,613

(*) The Bank measured foreign currency risk arising from trading positions and non-trading positions.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-2. Market risk (continued)

(b) Market risk management of non-trading positions

The most critical market risk that arises from non-trading position is the interest rate risk. Accordingly, the Bank measures and manages market risk for non-trading position by taking into account effects of interest rate changes on both its net asset value and income.

The Bank carries out decision-making functions such as establishing policies and setting detailed limits on interest rate risk management by the Risk Policy Committee, and within these principles and limits, management departments by account, such as overseas branches, subsidiaries, and finance departments, trust headquarters, and general finance departments, primarily recognize and manage interest rate risk. The Risk Management Department and the Risk Engineering Department support the Risk Policy Committee's decision on interest rate risk, monitor whether the interest rate risk limit is exceeded, and evaluate and manage the overall interest rate risk.

The Bank measures and manages interest rate risk using various analysis methods such as interest rate gap, duration gap, and scenario based NII (Net Interest Income) simulation through the Asset Liability Management (ALM) system. Interest rate VaR and interest rate EaR (Earnings at Risk) and interest rate gap ratios are set and monitored monthly. In addition, stress testing evaluates the impact on interest rate risk in various crisis situations.

i) Measurement method on market risk arising from non-trading positions

The Bank calculates and manages the amount of change in economic value of equity (interest rate VaR) and the maximum expected interest loss (interest rate EaR) over the next year on the application of the IRRBB Standard Method interest rate scenario provided by the Bank for International Settlements (“BIS”). It also manages the risk of interest rate market risk by reflecting the customer behaviour ratio based on IRRBB standard method.

In order to calculate the interest rate risk, the Bank uses the six scenarios defined by the Basel Committee, 1) Parallel shock increases, 2) Parallel shock decreases, 3) Shock stiffener, 4) Shock plattner, 5) short-term interest rate increses, and 6) short-term interest rate decreases. Based on the six scenarios, the changes in economic value of equity are measured to calculate the maximum loss (VaR: Value at Risk) and the changes in net interes income are measured to calculate the maximum expected changes of profit or loss (EaR: Earning at Risk) based on the two scenarios (parallel shock increases and decreases).

ii) Interest rate VaR and EaR for non-trading positions

Interest rate VaR (maximum expected loss among △EVE) and EaR (maximum expected changes in profit of loss among △ NII) for non-trading positions which are measured by the IRRBB standard methodology provided by BIS as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Interest rate VaR	~~W~~	858,113	517,783
Interest rate EaR		146,582	236,760

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-2. Market risk (continued)

(c) Foreign exchange risk

The Bank manages foreign currency risk based on general positions which includes all spot and future foreign currency positions, etc. The Risk Policy Committee oversees the Bank’s foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currencies open position. The Bank’s foreign exchange position is centralized at the S&T Center. Dealers in the S&T Center manages the Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. The Bank’s foreign exchange transactions are mainly conducted in the U.S. dollar (USD), Japanese yen (JPY), Euro (EUR) and Chinese yuan (CNY). Other foreign currencies are limitedly traded.

Assets and liabilities denominated in foreign currencies as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		USD	JPY	EUR	CNY	Others	Total
Assets
Cash and due from banks	~~W~~	3,408,568	236,656	100,615	70,409	352,531	4,168,779
Securities at FVTPL		1,261,781	13,108	245,151	-	100,632	1,620,672
Derivative assets		244,888	1	3,861	-	23,235	271,985
Loans at amortized cost		22,647,204	506,397	561,925	77,170	3,415,722	27,208,418
Securities at FVOCI		3,667,519	-	25,094	-	392,781	4,085,394
Securities at amortized cost		63,685	-	-	-	244,922	308,607
Other financial assets		3,759,217	161,714	321,752	18,558	572,847	4,834,088
		35,052,862	917,876	1,258,398	166,137	5,102,670	42,497,943

Liabilities
Deposits		16,996,254	805,570	846,294	167,274	1,894,864	20,710,256
Financial liabilities at FVTPL		-	-	-	-	581,458	581,458
Derivative liabilities		142,701	-	6,825	-	8,348	157,874
Borrowings		7,330,370	264,864	88,892	14,168	146,320	7,844,614
Debt securities issued		5,084,597	137,022	671,170	-	687,112	6,579,901
Other financial liabilities		3,174,790	61,993	194,096	26,259	728,499	4,185,637
		32,728,712	1,269,449	1,807,277	207,701	4,046,601	40,059,740

Net assets (liabilities)		2,324,150	(351,573)	(548,879)	(41,564)	1,056,069	2,438,203

Off-balance sheet items
Derivative exposures		(2,217,398)	22,190	548,262	(93,821)	(1,034,217)	(2,774,984)
Net position	~~W~~	106,752	(329,383)	(617)	(135,385)	21,852	(336,781)

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-2. Market risk (continued)

(c) Foreign exchange risk (continued)

Assets and liabilities denominated in foreign currencies as of December 31, 2021 and 2020 are as follows:

		December 31, 2020
		USD	JPY	EUR	CNY	Others	Total
Assets
Cash and due from banks	~~W~~	3,165,925	271,545	88,823	46,382	358,854	3,931,529
Securities at FVTPL		751,502	-	145,273	-	240,169	1,136,944
Derivative assets		380,160	4	6,406	-	56,688	443,258
Loans at amortized cost		19,352,482	503,246	806,714	21,562	3,515,608	24,199,612
Securities at FVOCI		3,021,270	-	-	-	384,936	3,406,206
Securities at amortized cost		93,801	-	-	-	191,493	285,294
Other financial assets		1,713,320	207,349	137,259	192,134	342,709	2,592,771
		28,478,460	982,144	1,184,475	260,078	5,090,457	35,995,614

Liabilities
Deposits		14,942,876	784,028	535,618	215,036	2,083,635	18,561,193
Financial liabilities at FVTPL		-	-	-	-	539,564	539,564
Derivative liabilities		230,488	-	7,673	-	5,556	243,717
Borrowings		7,111,325	320,714	219,944	8,442	139,576	7,800,001
Debt securities issued		4,744,568	87,504	669,120	-	1,205,976	6,707,168
Other financial liabilities		2,916,551	59,683	250,113	185,121	587,632	3,999,100
		29,945,808	1,251,929	1,682,468	408,599	4,561,939	37,850,743

Net assets (liabilities)		(1,467,348)	(269,785)	(497,993)	(148,521)	528,518	(1,855,129)

Off-balance sheet items
Derivative exposures		1,194,430	(71,556)	417,055	29,817	(206,023)	1,363,723
Net position	~~W~~	(272,918)	(341,341)	(80,938)	(118,704)	322,495	(491,406)

(d) Interest rate risk management

The Bank closely is monitoring the output and market of various industrial working groups that manage the transition to new interest rate indicators. It includes announcements made by LIBOR regulators.

Regulators have made it clear that they will not persuade or force banks to submit LIBOR by the end of 2021. In response to this announcement, the Bank has established an LIBOR-related response plan consisting of job flows such as risk management, accounting, tax, law, computerization, and customer management. The plan is dedicated to the Chief Financial Officer (CFO) and important matters are reported to the Board of Directors. The purpose of the plan is to identify the impact and risks associated with reforming interest rate indicators within the business and prepare and implement action plans to facilitate the transition to alternative indicator interest rates. The Bank aims to close its response plan in accordance with the guidelines of the regulators.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-2. Market risk (continued)

The financial instruments that have not been converted to replaced interest rate benchmark among the LIBOR interest rates as of December 31, 2021 are as follows:

i) Non-derivative financial assets

		Carrying amount
Division(*1)		USD LIBOR(*2)	JPY LIBOR	EUR LIBOR	Others LIBOR
Due from banks and loans at amortized cost:
Loans	~~W~~	2,379,219	69,500	25,608	122,104
Securities at fair value through other comprehensive income:
Financial institution bonds		167,167	-	-	-
Corporate bonds and others		281,949	-	-	-
	~~W~~	449,116	-	-	-

Commitments and financial guarantee contracts	~~W~~	189,538	-	-	13,853

(*1) The commitments and guarantee contracts are in nominal amount.

(*2) The instruments that will be matured before the end of June 2023 are excluded.

ii) Non-derivative financial liabilities

		Carrying amount
Division		USD LIBOR(*)	JPY LIBOR	EUR LIBOR	Others LIBOR
Financial liabilities at amortized cost:
Deposits	~~W~~	200,000	-	-	-
Borrowings		347,420	833	-	-
Debt securities issued		745,680	-	-	-
	~~W~~	1,293,100	833	-	-

(*) The instruments that will be matured before the end of June 2023 are excluded.

iii) Derivative

		Noninal amount
Division		USD LIBOR(*)	JPY LIBOR	EUR LIBOR	Others LIBOR
Trading:
Interest rates related	~~W~~	9,335,656	-	-	-
Foreign currency related		10,744,788	-	-	-
	~~W~~	20,080,444	-	-	-
Hedge:
Interest rates related	~~W~~	4,150,155	-	-	-

(*) The instruments that will be matured before the end of June 2023 are excluded.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3. Financial risk management (continued)

3-3. Liquidity risk

Liquidity risk is the risk that the Bank will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Risk Policy Committee is responsible for establishing policies and setting the limits related to liquidity risk management. The Risk Management Department evaluates and manages the Bank’s overall liquidity risk and monitors compliance of all operating subsidiaries and foreign branches with limits on a daily basis.

The Bank applies the following basic principles for liquidity risk management:

-raise funding in sufficient amounts at the optimal time and reasonable costs;

-maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

-secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

-monitor and manage daily and intra-daily liquidity positions and risk exposures as to timely payment and settlement of financial obligations due under both normal and crisis situations;

-conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

-consider liquidity-related costs, benefits and risks in determining the price of products and services, employee performance evaluations and approval of launching new products and services.

The Bank uses various analysis methods such as liquidity gap, liquidity ratio, loan-deposit ratio, and real liquidity gap reflecting the customer behaviour model through the ALM system, while managing its liquidity risks on won and foreign currency through various indices including risk limits, early warning index, and monitoring index. Demand deposits, in analysing the maturity structures of assets and liabilities, can be classified as short-term because they can be withdrawn whenever a customer requests; however, considering customers’ behaviours that usually maintain an average balance of a certain percentage, non-core deposits are classified to be short-term.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-3. Liquidity risk (continued)

(a)	Contractual maturities for financial instruments

Contractual maturities for financial assets and financial liabilities as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Assets
Cash and due from banks	~~W~~	17,255,001	234,382	23,747	-	-	-	17,513,130
Securities at FVTPL		22,173,110	-	-	-	-	-	22,173,110
Derivative assets		2,853,149	20,039	24,489	40,424	236,954	68,034	3,243,089
Loans at amortized cost		17,526,000	34,174,437	46,224,480	74,580,499	96,270,150	59,969,280	328,744,846
Loans at FVTPL		170,018	626,620	56,104	4,936	3,162	-	860,840
Securities at FVOCI		44,641,205	152,534	91,467	629,642	1,235,778	568,274	47,318,900
Securities at amortized cost		400,674	2,346,561	1,525,663	2,375,654	13,029,048	1,631,632	21,309,232
Other financial assets		14,018,918	-	-	129,815	-	1,182,308	15,331,041
	~~W~~	119,038,075	37,554,573	47,945,950	77,760,970	110,775,092	63,419,528	456,494,188
Liabilities
Deposits	~~W~~	195,118,833	33,243,610	37,171,703	52,829,767	9,270,251	420,750	328,054,914
Financial liabilities at FVTPL		583,662	-	-	-	-	-	583,662
Derivative liabilities		2,621,710	1,112	1,634	3,263	24,263	15,456	2,667,438
Borrowings		6,643,980	2,872,296	2,432,832	3,463,052	4,016,978	1,095,175	20,524,313
Debt securities issued		437,731	3,903,853	4,555,188	11,813,258	12,846,610	2,992,528	36,549,168
Other financial liabilities		17,682,178	24,076	31,999	116,816	145,726	15,133	18,015,928
	~~W~~	223,088,094	40,044,947	44,193,356	68,226,156	26,303,828	4,539,042	406,395,423

These amounts include cash flows of principal and interest on financial assets and financial liabilities. The undiscounted cash flows are classified based on the earliest dates for obligated repayment. Financial instruments at FVTPL that can be disposed of immediately and financial instruments at FVOCI except for assets restricted for sale for certain periods are included in 1 month or less.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-3. Liquidity risk (continued)

(a)	Contractual maturities for financial instruments (continued)

Contractual maturities for financial assets and financial liabilities as of December 31, 2021 and 2020 are as follows:

		December 31, 2020
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Assets
Cash and due from banks	~~W~~	22,202,628	269,243	315,845	18,107	-	-	22,805,823
Securities at FVTPL		18,150,554	1,047,295	40,079	489,995	-	-	19,727,923
Derivative assets		4,274,780	21,546	27,666	44,331	223,557	104,837	4,696,717
Loans at amortized cost		16,982,762	27,704,484	41,366,752	69,058,172	89,451,833	55,218,597	299,782,600
Loans at FVTPL		30,172	679,683	9,113	44,836	86,158	-	849,962
Securities at FVOCI		35,324,722	-	-	-	-	6,002,299	41,327,021
Securities at amortized cost		314,684	1,892,686	983,877	1,639,344	15,040,157	417,987	20,288,735
Other financial assets		8,787,848	-	-	158,940	-	1,142,535	10,089,323
	~~W~~	106,068,150	31,614,937	42,743,332	71,453,725	104,801,705	62,886,255	419,568,104
Liabilities
Deposits	~~W~~	172,089,101	25,392,800	33,059,197	53,644,122	8,595,490	418,600	293,199,310
Financial liabilities at FVTPL		510,073	794	7,042	2,785	18,870	-	539,564
Derivative liabilities		4,068,271	375	556	1,155	5,737	3,734	4,079,828
Borrowings		7,446,502	2,763,861	1,892,730	3,502,237	3,880,664	1,101,073	20,587,067
Debt securities issued		1,322,755	3,405,239	2,343,877	7,247,687	16,173,050	3,341,220	33,833,828
Other financial liabilities		19,053,268	26,421	35,132	130,877	163,662	14,261	19,423,621
	~~W~~	204,489,970	31,589,490	37,338,534	64,528,863	28,837,473	4,878,888	371,663,218

These amounts include cash flows of principal and interest on financial assets and financial liabilities. The undiscounted cash flows are classified based on the earliest dates for obligated repayment. Financial instruments at FVTPL that can be disposed of immediately and financial assets at FVOCI except for assets restricted for sale for certain periods are included in 1 month or less.

(b) Contractual maturities for off balance sheet items

Financial guarantees such as financial guarantee contracts, loan commitments and others provided by the Bank are classified based on the earliest date at which the Bank should fulfill the obligation under the guarantee when the counterparty requests for the payment.

Off-balance sheet items as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Financial guarantee contracts(*)	~~W~~	10,216,604	8,857,606
Loan commitments and others		99,176,075	97,162,880
	~~W~~	109,392,679	106,020,486

(*) These amounts represent financial guarantees and the non-financial guarantees amount to ~~W~~ 11,020,428 million and ~~W~~ 10,571,370 million as of December 31, 2021 and 2020, respectively.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3. Financial risk management (continued)

3-4. Measurement of fair value

The fair value which the Bank primarily uses for measurement of financial instruments are the published price quotations in an active market which are based on the market prices or the dealer price quotations of financial instruments traded in an active market where available, which is the best evidence of fair value.

If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service.

The Bank uses diverse valuation techniques under reasonable assumptions which are based on the inputs observable in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. For example, the fair value for interest swaps is the present value of estimated future cash flows, and fair value for foreign exchange forwards contracts is measured by using the published forward exchange rate at the end of each reporting period.

The Bank classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

(i) Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1.

(ii) Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

(iii) Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value

i) The table below analyzes financial instruments measured at the fair value as of December 31, 2021 and 2020 by the level in the fair value hierarchy into which the fair value measurement is categorized:

		December 31, 2021
		Level 1	Level 2	Level 3	Total
Financial assets
Loans at FVTPL:
Loans	~~W~~	-	787,163	72,582	859,745
Securities at FVTPL:
Debt securities		420,433	18,484,324	3,040,191	21,944,948
Equity securities		21,652	-	122,819	144,471
Gold/silver deposits		83,691	-	-	83,691
		525,776	18,484,324	3,163,010	22,173,110
Derivative assets:
Trading		164	2,841,425	860	2,842,449
Hedging		-	156,710	-	156,710
		164	2,998,135	860	2,999,159
Securities at FVOCI:
Debt securities		17,001,888	29,532,073	-	46,533,961
Equity securities		257,915	-	453,448	711,363
		17,259,803	29,532,073	453,448	47,245,324
	~~W~~	17,785,743	51,801,695	3,689,900	73,277,338
Financial liabilities
Financial liabilities at FVTPL:
Securities	~~W~~	2,203	-	-	2,203
Gold/silver deposits		581,459	-	-	581,459
		583,662	-	-	583,662
Derivative liabilities:
Trading		650	2,619,631	849	2,621,130
Hedging		-	54,009	182,748	236,757
		650	2,673,640	183,597	2,857,887
	~~W~~	584,312	2,673,640	183,597	3,441,549

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-4.	Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

i) The table below analyzes financial instruments measured at the fair value as of December 31, 2021 and 2020 by the level in the fair value hierarchy into which the fair value measurement is categorized (continued):

		December 31, 2020
		Level 1	Level 2	Level 3	Total
Financial assets
Loans at FVTPL:
Loans	~~W~~	-	708,111	136,358	844,469
Securities at FVTPL:
Debt securities		276,258	16,927,522	2,182,532	19,386,312
Equity securities		44,747	-	104,342	149,089
Gold/silver deposits		188,339	-	-	188,339
		509,344	16,927,522	2,286,874	19,723,740
Derivative assets:
Trading		5	4,260,009	2,228	4,262,242
Hedging		-	318,499	794	319,293
		5	4,578,508	3,022	4,581,535
Securities at FVOCI:
Debt securities		9,110,092	28,527,310	-	37,637,402
Equity securities		171,614	-	457,996	629,610
		9,281,706	28,527,310	457,996	38,267,012
	~~W~~	9,791,055	50,741,451	2,884,250	63,416,756
Financial liabilities
Financial liabilities at FVTPL:
Gold/silver deposits	~~W~~	539,564	-	-	539,564
Derivative liabilities:
Trading		-	4,063,948	4,087	4,068,035
Hedging		-	17,909	102,819	120,728
		-	4,081,857	106,906	4,188,763
	~~W~~	539,564	4,081,857	106,906	4,728,327

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

ii) There is no transfer between level 1 and level 2 for the years ended December 31, 2021 and 2020.

iii) Changes in level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the years ended December 31, 2021 and 2020 are as follows:

			December 31, 2021
		Loans at FVTPL	Securities at FVTPL	Securities at FVOCI	Derivative assets	Derivative liabilities	Total
Beginning balance	~~W~~	136,358	2,286,874	457,996	3,022	(106,906)	2,777,344
Total gain or loss:
Recognized in profit or loss (*1)		(3,051)	134,081	-	(1,448)	(79,562)	50,020
Recognized in other comprehensive income		-	-	(5,706)	-	-	(5,706)
Purchases/issues		-	888,102	1,398	400	(597)	889,303
Settlements		(60,725)	(284,198)	(240)	(1,070)	3,457	(342,776)
Transfers into level 3 (*2)		-	139,467	-	33	-	139,500
Transfers from level 3 (*2)		-	(1,316)	-	(77)	11	(1,382)
Ending balance	~~W~~	72,582	3,163,010	453,448	860	(183,597)	3,506,303

			December 31, 2020
		Loans at FVTPL	Securities at FVTPL	Securities at FVOCI	Derivative assets	Derivative liabilities	Total
Beginning balance	~~W~~	182,545	1,601,132	408,056	7,233	(193,990)	2,004,976
Total gain or loss:
Recognized in profit or loss (*1)		2,303	81,321	-	(2,660)	84,861	165,825
Recognized in other comprehensive income		-	-	(10,584)	-	-	(10,584)
Purchases/issues		-	769,905	60,538	1,170	(1,238)	830,375
Settlements		(48,490)	(165,484)	(14)	(3,367)	3,461	(213,894)
Transfers into level 3 (*2)		-	-	-	625	-	625
Transfers from level 3 (*2)		-	-	-	21	-	21
Ending balance	~~W~~	136,358	2,286,874	457,996	3,022	(106,906)	2,777,344

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iii) Changes in level 3 of the fair value hierarchy (continued)

Changes in level 3 of the fair value hierarchy for the years ended December 31, 2021 and 2020 are as follows (continued):

(*1) Gains or losses among the changes in level 3 of the fair value hierarchy and gains or losses related to financial instruments that the Bank held as of December 31, 2021 and 2020 are presented in the statements of comprehensive income as follows:

		December 31, 2021		December 31, 2020
		Gains or losses recognized in profit or loss	Gains or losses recognized in profit or loss for financial instrument held at the end of the period	Gains or losses recognized in profit or loss	Gains or losses recognized in profit or loss for financial instrument held at the end of the year
Net gain on financial assets at FVTPL	~~W~~	130,744	123,163	80,876	81,078
Net other operating expenses		(80,724)	(83,669)	84,949	19,065
	~~W~~	50,020	39,494	165,825	100,143

(*2) These financial instruments are transferred into or out of level 3 as the availability of observable market data has changed. The Bank recognized transfers between levels of the fair value hierarchy at the end of the reporting period during which the event or the change in circumstances that caused the transfer has occurred.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments

ⓐ Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2021 and 2020 are as follows:

	December 31, 2021
	Type of financial instruments		Book value	Valuation techniques	Inputs
Financial assets
Loans at FVTPL		~~W~~	787,163	Discounted cash flow	Discount rate
Securities at FVTPL	Debt securities		18,484,324	Discounted cash flow, Net asset value	Discount rate, price of underlying assets; such as securities and bonds
Derivative assets	Trading		2,841,425	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		156,710
			2,998,135
Securities at FVOCI	Debt securities		29,532,073	Discounted cash flow	Discount rate
		~~W~~	51,801,695
Financial liabilities
Derivative liabilities	Trading	~~W~~	2,619,631	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		54,009
		~~W~~	2,673,640

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments

ⓐ Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2021 and 2020 are as follows (continued):

	December 31, 2020
	Type of financial instruments		Book value	Valuation techniques	Inputs
Financial assets
Loans at FVTPL		~~W~~	708,111	Discounted cash flow	Discount rate
Securities at FVTPL	Debt securities		16,927,522	Discounted cash flow, Net asset value	Discount rate, price of underlying assets; such as securities and bonds
Derivative assets	Trading		4,260,009	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		318,499
			4,578,508
Securities at FVOCI	Debt securities		28,527,310	Discounted cash flow	Discount rate
		~~W~~	50,741,451
Financial liabilities
Derivative liabilities	Trading	~~W~~	4,063,948	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		17,909
		~~W~~	4,081,857

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

ⓑ The Bank uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2021 and 2020, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows:

December 31, 2021
	Valuation technique	Type of financial instrument		Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value

Financial assets
Loans at FVTPL	Option model (*1)	Loans	~~W~~	72,582	Volatility of underlying assets, Discount rate	Volatility of underlying assets	17.89%~41.5%	The higher the volatility, the higher the fair value
Securities at FVTPL	Net asset value method, Option model (*1)	Debt securities		3,040,191	Volatility of underlying assets, Discount rate	Volatility of underlying assets	19.48%~41.5%	The higher the volatility, the higher the fair value
	Discounted cash flow, Comparable company analysis	Equity securities		122,819	Volatility of underlying assets, Terminal growth rate, Stock price	Discount rate, Terminal growth rate, Volatility	5.45%~16.35% 1.00%	Fair value increases as discount rate decreases, Fair value increases as growth rate increases
				3,163,010

Derivative assets	Option model (*2)	Equity and foreign exchange related		785	Volatility of underlying assets, Price of underlying assets, Exchange rate	Volatility of underlying assets	2.29%~21.7%	The higher the volatility, the higher the fair value
	Discounted cash flow	Interest rates related		75	Discount rate	Discount rate	1.11%~1.83%	Fair value increases as discount rate decreases

				860
Securities at FVOCI	Net asset value method, Discounted cash flow, Option model (*1), Comparable company analysis	Equity securities		453,448	Volatility of underlying assets, Discount rate Terminal growth rate, Stock price	Volatility of underlying assets, Discount rate, Terminal growth rate	25.49% 9.8%~22.79% 0%~1.00%	The higher the volatility, the higher the fair value, Fair value increases as discount rate decreases, Fair value increases as growth rate increases

			~~W~~	3,689,900

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

ⓑ The Bank uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2021 and 2020, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows (continued):

December 31, 2021
	Valuation technique	Type of financial instrument		Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
Financial liabilities
Derivative assets	Option model (*2)	Equity related and foreign exchange related	~~W~~	849	Volatility of underlying assets, Price of underlying assets, Exchange rate	Volatility of underlying assets	2.29%~21.7%	The higher the volatility, the higher the fair value
	Option model (*2)	Interest rates related		182,748	Volatility of underlying assets Regression coefficient, Correlation coefficient, Interest rate	Volatility of underlying assets Regression coefficient, Correlation coefficient	0.46%~0.78% 0.0024%~0.539% 38.06%~90.34%	The higher the volatility, the higher the fair value, The effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients
			~~W~~	183,597

(*1) The Bank uses binomial tree and LSMC option model.

(*2) Option models that the Bank uses in derivative valuation include Black-Scholes model, Hull-White model, Monte Carlo simulation, etc. Also, depending on the type of product, methods such as Monte Carlo simulation are applied to some products.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

ⓑ The Bank uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2021 and 2020, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows:

December 31, 2020
	Valuation technique	Type of financial instrument		Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value

Financial assets
Loans at FVTPL	Option model (*1)	Loans	~~W~~	136,358	Volatility of underlying assets, Discount rate	Volatility of underlying assets	17.61%~45,68%	The higher the volatility, the higher the fair value
Securities at FVTPL	Net asset value method, Option model (*1)	Debt securities		2,182,532	Volatility of underlying assets, Discount rate	Volatility of underlying assets	18.99%~26.45%	The higher the volatility, the higher the fair value
	Discounted cash flow, Comparable company analysis	Equity securities		104,342	Volatility of underlying assets, Terminal growth rate, Stock price	Discount rate, Terminal growth rate	5.83%~16.87% 1.00%	Fair value increases as discount rate decreases, Fair value increases as growth rate increases
				2,286,874

Derivative assets	Option model (*2)	Equity and foreign exchange related		1,144	Volatility of underlying assets, Price of underlying assets, Exchange rate	Volatility of underlying assets	4.30%~8.46%	The higher the volatility, the higher the fair value
	Option model (*2)	Interest rates related		1,878	Volatility of underlying assets, Regression coefficient, Correlation coefficient, Interest rate	Volatility of underlying assets, Regression coefficient, Correlation coefficient	0.47%~0.62% 0.30%~0.58% 47.82%~90.34%	The higher the volatility, the higher the fair value, The effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients

				3,022
Securities at FVOCI	Net asset value method, Discounted cash flow, Option model (*1), Comparable company analysis	Equity securities		457,996	Volatility of underlying assets, Discount rate Terminal growth rate, Stock price	Volatility of underlying assets, Discount rate, Terminal growth rate	22.11% 8.94%~19.05% 1.00%	The higher the volatility, the higher the fair value, Fair value increases as discount rate decreases, Fair value increases as growth rate increases

			~~W~~	2,884,250

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

ⓑ The Bank uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2021 and 2020, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows (continued):

December 31, 2020
	Valuation technique	Type of financial instrument		Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
Financial liabilities
Derivative assets	Option model (*2)	Equity and foreign exchange related	~~W~~	4,087	Volatility of underlying assets, Price of underlying assets, Exchange rate	Volatility of underlying assets	4.30%~29.32%	The higher the volatility, the higher the fair value
	Option model (*2)	Interest rates related		102,819	Volatility of underlying assets Regression coefficient, Correlation coefficient, Interest rate	Volatility of underlying assets Regression coefficient, Correlation coefficient	0.47%~0.62% 0.30%~0.63% 20.13%~90.34%	The higher the volatility, the higher the fair value, The effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients
			~~W~~	106,906

(*1) The Bank uses binomial tree and LSMC option model.

(*2) Option models that the Bank uses in derivative valuation include Black-Scholes model, Hull-White model, Monte Carlo simulation, etc. Also, depending on the type of product, methods such as Monte Carlo simulation are applied to some products.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

v) Sensitivity to changes in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2021 and 2020 are as follows:

			December 31, 2021
Type of financial instrument(*1)			Profit (loss) for the year		Other comprehensive income (loss) for the year
			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Financial Assets
Loans at FVTPL (*2)		~~W~~
Securities at FVTPL	Debt securities (*2)		1,363	(1,058)	-	-
	Equity securities (*3)		1,181	(919)	-	-
Derivative assets (*2)	Equity and foreign exchange related		3,462	(2,775)	-	-
	Interest rates related		61	(61)	-	-
Securities at FVOCI (*3)	Equity securities		-	-	15,359	(11,009)
		~~W~~	6,067	(4,813)	15,359	(11,009)
Derivative liabilities (*2)	Equity and foreign exchange related	~~W~~	71	(71)	-	-
	Interest rates related		7,154	(6,983)	-	-
		~~W~~	7,225	(7,054)	-	-

(*1) ~~W~~3,439,091million of financial instruments classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable

(*2) Based on 10% of increase or decrease in volatility of underlying assets or correlation coefficients.

(*3) Based on changes in growth rate (-0.5%p~0.5%p) and discount rate (-1%p~1%p).

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

v) Sensitivity to changes in unobservable inputs (continued)

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2021 and 2020 are as follows (continued):

			December 31, 2020
Type of financial instrument(*1)			Profit (loss) for the year		Other comprehensive income (loss) for the year
			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Financial Assets
Loans at FVTPL (*2)		~~W~~	3,567	(2,764)	-	-
Securities at FVTPL	Debt securities (*2)		139	(108)	-	-
	Equity securities (*3)		5,717	(3,991)	-	-
Derivative assets (*2)	Equity and foreign exchange related		78	(75)	-	-
	Interest rates related		18	(33)	-
Securities at FVOCI (*3)	Equity securities		-	-	11,043	(7,460)
		~~W~~	9,519	(6,971)	11,043	(7,460)
Derivative liabilities (*2)	Equity and foreign exchange related	~~W~~	75	(78)	-	-
	Interest rates related		3,841	(5,163)	-
		~~W~~	3,916	(5,241)	-	-

(*1) ~~W~~2,606,781million of financial instruments classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable

(*2) Based on 10% of increase or decrease in volatility of underlying assets or correlation coefficients.

(*3) Based on changes in growth rate (-0.5%p~0.5%p) and discount rate (-1%p~1%p).

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost

i) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks

The book value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument.  Therefore, the book value for deposits approximates fair value.

Loans at amortized cost	The fair value of loans at amortized cost is measured by discounting the expected cash flows anticipated to be received at the market interest rate, credit risk of a borrower, etc.
Securities at amortized cost

An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.

Deposits and borrowings

The book amount and the fair value for demand deposits, cash management account deposits, call money and bonds sold under repurchase agreements as short-term instruments are identical. The fair value of others is measured by discounting the contractual cash flows at the market interest rate that takes into account the residual risk.

Debt securities issued	An external professional evaluation agency is used to calculate the valuation amount using the market information, and the fair value is calculated using DCF model.
Other financial assets and financial liabilities

The book value is used as a fair value for short-term and transitional accounts such as spot exchange, unpaid/uncollected domestic exchange settlements, and the fair value, the present value of the contractual cash flow discounted at the market interest rate taking the residual risk into account, is calculated for the rest of other financial assets and liabilities.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-4.	Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Book value
		Balance	Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks:
Cash	~~W~~	4,032,165	-	-	4,032,165	4,032,165
Due from banks		13,480,707	-	(6,799)	13,473,908	13,473,908
Loans at amortized cost:
Household loans		135,835,403	430,945	(244,073)	136,022,275	135,578,230
Corporate loans		157,371,443	113,342	(1,066,109)	156,418,676	157,102,586
Public and other loans		3,387,086	1,558	(19,907)	3,368,737	3,386,347
Loans to bank		3,756,600	-	(6,505)	3,750,095	3,749,543
Securities at amortized cost:
Government bonds		13,728,952	-	(748)	13,728,204	13,752,442
Financial institutions bonds		1,652,951	-	(809)	1,652,142	1,644,736
Corporate bonds and others		4,619,845	-	(3,881)	4,615,964	4,585,460
Other financial assets		16,250,366	(24,498)	(158,727)	16,067,141	16,218,654
	~~W~~	354,115,518	521,347	(1,507,558)	353,129,307	353,524,071
Liabilities
Deposits:
Demand deposits	~~W~~	162,994,815	-	-	162,994,815	162,994,815
Time deposits		136,865,901	-	-	136,865,901	136,630,962
Negotiable certificates of deposits		15,073,359	-	-	15,073,359	15,102,796
Note discount deposits		5,818,001	-	-	5,818,001	5,817,844
CMA		5,246,478	-	-	5,246,478	5,246,478
Others		17,646	-	-	17,646	17,646
Borrowings:
Call money		1,072,657	-	-	1,072,657	1,072,657
Bill sold		9,032	-	-	9,032	9,019
Bonds sold under repurchase agreements		82,577	-	-	82,577	82,578
Borrowings		19,180,789	(34)	-	19,180,755	19,140,345
Debt securities issued:
Debt securities issued in Korean won		28,418,946	(14,726)	-	28,404,220	28,404,598
Debt securities issued in foreign currencies		6,579,900	(27,258)	-	6,552,642	6,732,197
Other financial liabilities		19,381,982	(9,077)	-	19,372,905	19,366,132
	~~W~~	400,742,083	(51,095)	-	400,690,988	400,618,067

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-4.	Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		Book value
		Balance	Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks:
Cash	~~W~~	1,635,696	-	-	1,635,696	1,635,696
Due from banks		21,168,223	-	(3,888)	21,164,335	21,164,335
Loans at amortized cost:
Household loans		126,456,195	406,780	(276,041)	126,586,934	126,610,343
Corporate loans		139,953,385	93,179	(1,125,317)	138,921,247	139,974,326
Public and other loans		3,594,089	2,188	(22,450)	3,573,827	3,599,911
Loans to bank		5,582,082	-	(6,452)	5,575,630	5,586,932
Securities at amortized cost:
Government bonds		12,207,719	-	(386)	12,207,333	12,523,176
Financial institutions bonds		2,133,123	-	(489)	2,132,634	2,142,158
Corporate bonds and others		4,724,556	-	(2,133)	4,722,423	4,783,110
Other financial assets		10,876,637	(26,668)	(20,356)	10,829,613	10,850,089
	~~W~~	328,331,705	475,479	(1,457,512)	327,349,672	328,870,076
Liabilities
Deposits:
Demand deposits	~~W~~	141,428,780	-	-	141,428,780	141,428,780
Time deposits		134,582,244	-	-	134,582,244	134,624,201
Negotiable certificates of deposits		4,869,513	-	-	4,869,513	4,886,255
Note discount deposits		6,226,937	-	-	6,226,937	6,226,855
CMA		4,006,319	-	-	4,006,319	4,006,318
Others		18,763	-	-	18,763	18,765
Borrowings:
Call money		1,393,820	-	-	1,393,820	1,393,820
Bill sold		10,706	-	-	10,706	10,696
Bonds sold under repurchase agreements		159,432	-	-	159,432	159,432
Borrowings		18,829,738	(304)	-	18,829,434	18,873,465
Debt securities issued:
Debt securities issued in Korean won		25,507,363	(14,599)	-	25,492,764	25,744,972
Debt securities issued in foreign currencies		6,707,168	(28,946)	-	6,678,222	6,812,327
Other financial liabilities		21,068,865	(13,513)	-	21,055,352	21,057,551
	~~W~~	364,809,648	(57,362)	-	364,752,286	365,243,437

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-4.	Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iii) The fair value hierarchy of financial instruments which are not measured at fair value in the separate statement of financial position as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Level 1	Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash	~~W~~	4,032,165	-	-	4,032,165
Due from banks		-	13,473,908	-	13,473,908
Loans at amortized cost:
Household loans		-	-	135,578,230	135,578,230
Corporate loans		-	-	157,102,586	157,102,586
Public and other loans		-	-	3,386,347	3,386,347
Loans to bank		-	1,334,361	2,415,182	3,749,543
Securities at amortized cost:
Government bonds		2,983,626	10,768,816	-	13,752,442
Financial institutions bonds		698,105	946,631	-	1,644,736
Corporate bonds and others		-	4,585,460	-	4,585,460
Other financial assets		-	13,469,731	2,748,923	16,218,654
	~~W~~	7,713,896	44,578,907	301,231,268	353,524,071
Liabilities
Deposits:
Demand deposits	~~W~~	-	162,994,815	-	162,994,815
Time deposits		-	-	136,630,962	136,630,962
Negotiable certificates of deposits		-	-	15,102,796	15,102,796
Note discount deposits		-	-	5,817,844	5,817,844
CMA		-	5,246,478	-	5,246,478
Others		-	-	17,646	17,646
Borrowings:
Call money		-	1,072,657	-	1,072,657
Bill sold		-	-	9,019	9,019
Bonds sold under repurchase agreements		-	-	82,578	82,578
Borrowings		-	-	19,140,345	19,140,345
Debt securities issued:
Debt securities issued in Korean won		-	27,235,956	1,168,642	28,404,598
Debt securities issued in foreign currencies		-	6,732,197	-	6,732,197
Other financial liabilities		-	8,639,608	10,726,524	19,366,132
	~~W~~	-	211,921,711	188,696,356	400,618,067

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-4.	Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iii) The fair value hierarchy of financial instruments which are not measured at fair value in the separate statement of financial position as of December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		Level 1	Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash	~~W~~	1,635,696	-	-	1,635,696
Due from banks		-	21,164,335	-	21,164,335
Loans at amortized cost:
Household loans		-	-	126,610,343	126,610,343
Corporate loans		-	-	139,974,326	139,974,326
Public and other loans		-	-	3,599,911	3,599,911
Loans to bank		-	1,397,540	4,189,392	5,586,932
Securities at amortized cost:
Government bonds		1,794,939	10,728,237	-	12,523,176
Financial institutions bonds		1,070,220	1,071,938	-	2,142,158
Corporate bonds and others		-	4,783,110	-	4,783,110
Other financial assets		-	8,236,819	2,613,270	10,850,089
	~~W~~	4,500,855	47,381,979	276,987,242	328,870,076
Liabilities
Deposits:
Demand deposits	~~W~~	-	141,428,780	-	141,428,780
Time deposits		-	-	134,624,201	134,624,201
Negotiable certificates of deposits		-	-	4,886,255	4,886,255
Note discount deposits		-	-	6,226,855	6,226,855
CMA		-	4,006,318	-	4,006,318
Others		-	-	18,765	18,765
Borrowings:
Call money		-	1,393,820	-	1,393,820
Bill sold		-	-	10,696	10,696
Bonds sold under repurchase agreements		-	-	159,432	159,432
Borrowings		-	-	18,873,465	18,873,465
Debt securities issued:
Debt securities issued in Korean won		-	24,199,090	1,545,882	25,744,972
Debt securities issued in foreign currencies		-	6,812,327	-	6,812,327
Other financial liabilities		-	9,927,096	11,130,455	21,057,551
	~~W~~	-	187,767,431	177,476,006	365,243,437

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-4.	Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2021 and 2020 are as follows:

	December 31, 2021
Level	Type of financial instrument		Fair value (*)	Valuation technique	Inputs
Level 2	Securities at amortized cost	~~W~~	16,300,907	Discounted cash flow	Discount rate
Level 3	Loans at amortized cost		298,482,345		Discount rate, Credit spread, Prepayment rate
	Other financial assets		2,748,923		Discount rate
		~~W~~	317,532,175
Level 2	Debt securities issued	~~W~~	33,968,153	Discounted cash flow	Discount rate
Level 3	Deposits(*)		157,434,025		Discount rate
	Borrowings(*)		11,763,989		Discount rate
	Debt securities issued		1,168,642		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		10,726,524		Discount rate
		~~W~~	215,061,333

(*) The amounts, which are not evaluated by the valuation technique, are not included and disclosed because the carrying amount is the reasonable approximation of fair value.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-4.	Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2021 and 2020 are as follows (continued):

	December 31, 2020
Level	Type of financial instrument		Fair value (*)	Valuation technique	Inputs
Level 2	Securities at amortized cost	~~W~~	16,583,285	Discounted cash flow	Discount rate
Level 3	Loans at amortized cost		274,373,972		Discount rate, Credit spread, Prepayment rate
	Other financial assets		2,613,270		Discount rate
		~~W~~	293,570,527
Level 2	Debt securities issued	~~W~~	31,011,417	Discounted cash flow	Discount rate
Level 3	Deposits(*)		145,688,332		Discount rate
	Borrowings(*)		11,343,735		Discount rate
	Debt securities issued		1,545,882		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		11,130,455		Discount rate
		~~W~~	200,719,821

(*) The amounts, which are not evaluated by the valuation technique, are not included and disclosed because the carrying amount is the reasonable approximation of fair value.

(c) Deferred day one gain or loss

Deferred day one gain or loss for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Beginning balance	New transaction	Profit and loss recognition	Ending balance
Loans at FVTPL	~~W~~	(2,253)	-	1,923	(330)
Equity options		36	137	(81)	92
	~~W~~	(2,217)	137	1,842	(238)

		December 31, 2020
		Beginning balance	New transaction	Profit and loss recognition	Ending balance
Loans at FVTPL	~~W~~	(5,753)	-	3,500	(2,253)
Equity options		88	-	(52)	36
	~~W~~	(5,665)	-	3,448	(2,217)

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-4.	Measurement of fair value (continued)

(d) Classification by category of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial instruments as of December 31, 2021and 2020 are as follows:

		December 31, 2021
		Financial assets at FVTPL	Financial assets at FVOCI	Financial assets designated at FVOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets
Due from banks	~~W~~	-	-	-	13,473,907	-	13,473,907
Securities at FVTPL		22,173,110	-	-	-	-	22,173,110
Derivative assets		2,842,449	-	-	-	156,710	2,999,159
Loans at FVTPL		859,745	-	-	-	-	859,745
Loans at amortized cost		-	-	-	299,559,783	-	299,559,783
Securities at FVOCI		-	46,533,961	711,363	-	-	47,245,324
Securities at amortized cost		-	-	-	19,996,310	-	19,996,310
Other financial assets		-	-	-	16,067,141	-	16,067,141
	~~W~~	25,875,304	46,533,961	711,363	349,097,141	156,710	422,374,479

		Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities
Deposits	~~W~~	-	326,016,200	-	326,016,200
Financial liabilities at FVTPL		583,662	-	-	583,662
Derivative liabilities		2,621,130	-	236,757	2,857,887
Borrowings		-	20,345,021	-	20,345,021
Debt securities issued		-	34,956,862	-	34,956,862
Other financial liabilities		-	19,372,905	-	19,372,905
	~~W~~	3,204,792	400,690,988	236,757	404,132,537

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-4.	Measurement of fair value (continued)

(d) Classification by category of financial instruments (continued)

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial instruments as of December 31, 2021 and 2020 are as follows:

		December 31, 2020
		Financial assets at FVTPL	Financial assets at FVOCI	Financial assets designated at FVOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets
Due from banks	~~W~~	-	-	-	21,164,335	-	21,164,335
Securities at FVTPL		19,723,740	-	-	-	-	19,723,740
Derivative assets		4,262,242	-	-	-	319,293	4,581,535
Loans at FVTPL		844,469	-	-	-	-	844,469
Loans at amortized cost		-	-	-	274,657,638	-	274,657,638
Securities at FVOCI		-	37,637,403	629,609	-	-	38,267,012
Securities at amortized cost		-	-	-	19,062,390	-	19,062,390
Other financial assets		-	-	-	10,829,613	-	10,829,613
	~~W~~	24,830,451	37,637,403	629,609	325,713,976	319,293	389,130,732

		Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities
Deposits	~~W~~	-	291,132,556	-	291,132,556
Financial liabilities at FVTPL		539,564	-	-	539,564
Derivative liabilities		4,068,035	-	120,728	4,188,763
Borrowings		-	20,393,392	-	20,393,392
Debt securities issued		-	32,170,986	-	32,170,986
Other financial liabilities		-	21,055,352	-	21,055,352
	~~W~~	4,607,599	364,752,286	120,728	369,480,613

There are no financial assets and financial liabilities that are reclassified between financial instruments as of December 31, 2021 and 2020.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-4.	Measurement of fair value (continued)

(e) Financial instruments income and costs

Financial instruments income and costs by category for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Interest income (expense)	Fees and commission income (expense)	Reversal of (provision for) credit loss allowance	Others	Total	Other comprehensive income (loss)
Deposits	~~W~~	11,577	-	(2,553)	-	9,024	-
Securities at FVTPL		163,509	11,623	-	376,653	551,785	-
Securities at FVOCI		506,877	7,024	(16,867)	70,630	567,664	(418,663)
Securities at amortized cost		384,371	-	(2,061)	(310)	382,000	-
Loans at FVTPL		8,362	-	-	11,107	19,469	-
Loans at amortized cost		7,273,709	60,391	(241,563)	11,860	7,104,397	-
Other financial assets		38,575	130,882	(818)	1	168,640	-
Financial liabilities at FVTPL		-	101	-	(21,370)	(21,269)	-
Financial liabilities measured at amortized cost		(2,549,137)	(116)	-	281,818	(2,267,435)	(37,527)
Net derivatives held for hedging		-	-	-	(278,146)	(278,146)	-
Allowance for off-balance sheet items		-	-	22,762	-	22,762	-
	~~W~~	5,837,843	209,905	(241,100)	452,243	6,258,891	(456,190)

		December 31, 2020
		Interest income (expense)	Fees and commission income (expense)	Reversal of (provision for) credit loss allowance	Others	Total	Other comprehensive income (loss)
Deposits	~~W~~	33,297	-	(750)	-	32,547	-
Securities at FVTPL		197,508	7,630	-	179,623	384,761	-
Securities at FVOCI		555,424	-	(4,185)	228,782	780,021	301
Securities at amortized cost		396,717	-	(38)	-	396,679	-
Loans at FVTPL		9,440	-	-	14,027	23,467	-
Loans at amortized cost		7,346,883	73,180	(565,793)	(3,787)	6,850,483	-
Other financial assets		51,810	126,145	862	-	178,817	-
Financial liabilities at FVTPL		-	523	-	-	523	-
Financial liabilities measured at amortized cost		(3,356,520)	(86)	-	(248,248)	(3,604,854)	31,239
Net derivatives held for hedging		-	-	-	233,008	233,008	-
Allowance for off-balance sheet items		-	-	(21,894)	-	(21,894)	-
	~~W~~	5,234,559	207,392	(591,798)	403,405	5,253,558	31,540

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-5. Capital risk management

In response to the increased risk of financial institutions following financial deregulation in the 1980s, Capital regulations applicable to banks are adopted in 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk. Building upon the initial Basel Capital Accord of 1988, capital regulations are developed to reflect additional risks as well. For the purpose of improving risk management and increasing capital adequacy of banks, capital adequacy standards based on the new Basel Capital Accord (Basel III) is implemented by the Financial Services Commission regulations beginning on December 1, 2013. Under these regulations, all domestic banks including the Bank are required to maintain a capital adequacy ratio and report whether the Bank meet the capital adequacy ratio to the Financial Services Commission according to ‘Banking-related Legislation’.

Under the Banking Act, the capital of a bank is divided into two categories.

(a) Tier 1 capital (Common equity Tier 1 capital + Additional Tier 1 capital)

i) Common equity Tier 1 capital: Common equity Tier 1 capital consists of capital stock, capital surplus, retained earnings, accumulated other comprehensive income, other disclosed reserves, and non-controlling interests that meet certain criteria.

ii) Additional Tier 1 capital: Additional Tier 1 capital consists of equity instrument that meet certain criteria for perpetual nature of the equity instrument, any related capital surplus, instruments issued by consolidated subsidiaries of the Bank and held by third parties that meet certain criteria.

(b) Tier 2 capital (Supplementary capital)

The Bank includes capital securities that meet the recognition requirements to compensate for the Bank's losses upon liquidation. This includes some of the associated capital surplus and the amount of external investors' holdings of supplementary capital issued by subsidiaries. Also, it includes the provisions that meet Basel III requirements.

The Bank calculates the ratio of equity capital by dividing the equity capital (the amount deducted from the sum of the above basic capital and supplementary capital) into risk-weighted assets. Risk weighted assets are calculated by applying higher weights to reflect the actual risk of the Bank. It comprises the sum of credit risk weighted assets, operational risk weighted assets, market risk weighted assets and additional risk assets.

The Bank evaluates and manages the capital adequacy ratio pursuant to internally developed standards. It means that the Bank assesses whether the level on ratio of available capital to economic capital is sufficient, or not. The Bank manages the economic adequacy by the amount of each risk type including credit, market, operation, interest rate, liquidity, concentration, and foreign currency settlement risk, as well as the total amounts of all of those risk types.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.  Financial risk management (continued)

3-5. Capital risk management (continued)

Details of capital categories and the capital adequacy ratio of the Bank as of December 31, 2021 and 2020 are as follows:

Category		December 31, 2021	December 31, 2020
Capital:
Common equity Tier 1 capital	~~W~~	26,069,127	24,662,421
Additional Tier 1 capital		1,497,029	1,586,662
Tier 1 capital		27,566,156	26,249,083
Tier 2 capital		4,630,525	4,275,688
	~~W~~	32,196,681	30,524,771

Risk-weighted assets (*1)
Credit risk-weighted assets	~~W~~	154,332,487	144,789,436
Market risk-weighted assets		12,020,063	10,216,942
Operating risk-weighted assets		10,745,434	10,257,610
	~~W~~	177,097,984	165,263,988

Capital adequacy ratio:
Common equity Tier 1 capital ratio		14.72%	14.92%
Tier 1 capital ratio		15.57%	15.88%
Tier 2 capital ratio		2.61%	2.59%
Total capital ratio		18.18%	18.47%

(*1) The additional risk weighted assets resulting from the insufficient capital under capital floor is included in credit risk-weighted assets.

The criteria for capital adequacy to be complied with by the Bank are 8.0% or more of the total equity capital ratio, 6.0% or higher of the basic capital ratio, and 4.5% or more of the common stock capital ratio. In addition, the minimum regulatory BIS capital ratio required to be observed by 2019 has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation capital (2.5%p) and domestic system-critical banks (D-SIB) capital (1.0%p) and economic response capital (2.5%p) to the existing lowest common equity capital ratio, the capital conservation capital and D-SIB capital will be raised by 2.5%p and 1.0%p each year by applying the transitional criteria by 2019, and economic response capital can be charged up to 2.5%p during credit expansion period. As of December 31, 2021, the minimum regulatory BIS capital ratio to be observed is 11.5%, which is the standard for applying capital conservation capital (2.5%p), D-SIB capital (1.0%p), and economic response capital (0%p).

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.  Financial risk management (continued)

3-6. Transaction as a transfer of financial instrument

(a) Transfers financial assets that are not derecognized

i) Bonds sold under repurchase agreements at a fixed price as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Transferred assets:
Securities at FVOCI	~~W~~	-	98,873
Securities at amortized cost		210,490	205,639
	~~W~~	210,490	304,512
Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	82,578	159,432

ii) When the Bank's securities are transferred, the Bank transfers the ownership of the securities, but upon the termination, the Bank will have to return the securities. As a result, securities loaned as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020	Lender
Securities at FVOCI:
Government bonds	~~W~~	2,177,012	518,592	Korea Securities Finance Corp., Korea Securities Depository
Financial institutions bonds		209,594	220,324	Korea Securities Finance Corp., Korea Securities Depository
Securities at amortized cost:
Government bonds		23,872	158,601	Korea Securities Finance Corp., Korea Securities Depository
	~~W~~	2,410,478	897,517

(b) Financial instruments that are qualified for derecognition but under continuing involvement.

There is no financial instrument that meets the conditions of derecognition and in which the Bank has continuing involvement as of December 31, 2021 and 2020.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.  Financial risk management (continued)

3-7. Offsetting financial assets and financial liabilities

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral received	Net amount
Financial assets
Derivative assets (*1)	~~W~~	2,978,110	-	2,978,110	8,885,619	-	1,599,033
Other financial assets (*1)		7,506,542	-	7,506,542
Bonds sold under repurchase agreements related collateral of securities (*2)		210,490	-	210,490	81,849	-	128,641
Bonds purchased under resale agreement (Loans) (*2)		1,814,157	-	1,814,157	1,814,157	-	-
Securities lent (*2)		2,410,477	-	2,410,477	2,410,477	-	-
Domestic exchange settlements receivables (*3)		44,599,946	37,953,026	6,646,920	-	-	6,646,920
Receivable from disposal of securities, etc. (*4)		27,762	2,464	25,298	-	-	25,298
	~~W~~	59,547,484	37,955,490	21,591,994	13,192,102	-	8,399,892
Financial liabilities
Derivative liabilities (*1)	~~W~~	2,850,975	-	2,850,975	8,734,105	-	530,830
Other financial liabilities (*1)		6,413,960	-	6,413,960
Bonds sold under repurchase agreements (Borrowings) (*2)		82,578	-	82,578	81,849	-	729
Securities sold		2,203	-	2,203	2,203	-	-
Domestic exchange settlement payables (*3)		39,764,767	37,953,026	1,811,741	1,811,741	-	-
Payable from purchase of securities, etc. (*4)		5,095	2,464	2,631	701	-	1,930
	~~W~~	49,119,578	37,955,490	11,164,088	10,630,599	-	533,489

(*1) The Bank has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement.  According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Bank has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the separate statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the separate statement of financial position because the Bank currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The effect of offsetting due to the establishment of ‘Central Counter Party (“CCP”)’ system is included in the amount.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.  Financial risk management (continued)

3-7. Offsetting financial assets and financial liabilities (continued)

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2021 and 2020 are as follows: (continued)

		December 31, 2020
		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral received	Net amount
Financial assets
Derivative assets (*1)	~~W~~	4,422,312	-	4,422,312	4,056,648	66,997	5,152,485
Other financial assets (*1)		4,853,818	-	4,853,818
Bonds sold under repurchase agreements related collateral of securities (*2)		304,512	-	304,512	159,432	-	145,080
Bonds purchased under resale agreement (Loans) (*2)		2,532,900	-	2,532,900	2,532,900	-	-
Securities lent (*2)		897,518	-	897,518	897,518	-	-
Domestic exchange settlements receivables (*3)		29,621,752	25,651,994	3,969,758	-	-	3,969,758
Receivable from disposal of securities, etc. (*4)		29,341	3,140	26,201	-	-	26,201
	~~W~~	42,662,153	25,655,134	17,007,019	7,646,498	66,997	9,293,524
Financial liabilities
Derivative liabilities (*1)	~~W~~	3,949,804	-	3,949,804	3,921,244	-	4,127,642
Other financial liabilities (*1)		4,099,082	-	4,099,082
Bonds sold under repurchase agreements (Borrowings) (*2)		159,432	-	159,432	159,432	-	-
Domestic exchange settlement payables (*3)		31,328,744	25,651,994	5,676,750	4,024,777	-	1,651,973
Payable from purchase of securities, etc. (*4)		3,148	3,140	8	8	-	-
	~~W~~	39,540,210	25,655,134	13,885,076	8,105,461	-	5,779,615

(*1) The Bank has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement.  According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Bank has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the separate statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the separate statement of financial position because the Bank currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The effect of offsetting due to the establishment of ‘Central Counter Party (“CCP”)’ system is included in the amount.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

4. Significant estimates and judgments

The preparation of separate financial statements requires the application of certain critical estimates and judgments relative to the future. Management’s estimated outcomes may differ from actual outcomes. The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a) Income taxes

The Bank is subject to tax laws from various countries. In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes.  The Bank has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.  However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(b) Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Bank determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(c) Allowances for loan losses, guarantees and unused loan commitments

The Bank determines and recognizes allowances for losses on debt securities, loans and other receivables measured at amortized cost or FVOCI and recognizes provisions for guarantees and unused loan commitments through impairment testing. The accuracy of allowances for credit losses is determined by the estimation of expected cash flows for individually assessed allowances, and methodology and assumptions used for collectively assessed allowances and provisions for groups of loans, guarantees and unused loan commitments.

(d) Defined benefit obligation

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income. Other significant assumptions related to defined benefit obligations are based on current market situations.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

5. Cash and due from banks

(a) Cash and due from banks as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Cash	~~W~~	4,032,166	1,635,696
Deposits in Korean won:
Reserve deposits		9,624,230	16,711,286
Others		1,128	880,996
		9,625,358	17,592,282
Deposits in foreign currencies:
Deposits		3,291,073	2,471,065
Time deposits		220,318	934,176
Others		343,958	170,700
		3,855,349	3,575,941

Allowance for impairment		(6,800)	(3,888)
	~~W~~	17,506,073	22,800,031

(b) Restricted due from banks

Restricted due from banks as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020	The laws of evidence, etc.
Deposits in Korean won:
Reserve deposits	~~W~~	9,624,230	16,711,286	Article 55 of the Bank of Korea Act
Others		292	880,250	Articles 28 and 70 of the Bank of Korea Act
		9,624,522	17,591,536
Deposits in foreign currencies:
Deposits		1,462,023	1,553,317	Bank of Korea Act, etc.
Time deposits		41,493	32,640	New York State Banking Law, etc
Others		35,412	19,976	Derivative contract
		1,538,928	1,605,933
	~~W~~	11,163,450	19,197,469

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

6. Securities at fair value through profit or loss

Securities at FVTPL as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Debt securities:
Government bonds	~~W~~	230,520	181,330
Financial institution bonds		2,309,952	2,777,402
Corporate bonds		1,971,091	1,119,802
Bills bought		6,373,677	6,256,139
CMA		3,752,612	3,143,694
Beneficiary Certificate		6,035,227	4,984,121
Others		1,271,869	923,824
		21,944,948	19,386,312
Equity securities:
Stocks		144,471	149,089
Other:
Gold/silver deposits		83,691	188,339
	~~W~~	22,173,110	19,723,740

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

7. Derivatives

(a) The notional amounts of derivatives

The notional amounts of derivatives as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Foreign currency related
Over the counter:
Currency forwards	~~W~~	131,232,008	106,454,956
Currency swaps		36,781,607	31,409,822
Currency options		2,274,151	2,498,719

Exchange traded:
Currency futures		35,565	32,640
		170,323,331	140,396,137
Interest rates related
Over the counter:
Interest rate swaps		31,976,536	33,887,202
Interest rate options		196,920	106,119

Exchange traded:
Interest rate futures		520,863	279,209
Interest rate swaps (*)		31,454,900	36,336,900
		64,149,219	70,609,430
Equity related
Over the counter:
Equity options		132,403	223,472
Exchange traded:
Equity futures		65,424	55,012
Equity options		28,125	8,625
		225,952	287,109
Commodity related
Over the counter:
Commodity forwards		355,116	-
Hedge
Fair value hedge:
Interest rate swaps		7,079,469	6,965,492
	~~W~~	242,133,087	218,258,168

(*) The notional amount of derivatives which is settled in the ‘Central Counter Party (“CCP”)’ system.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

7. Derivatives (continued)

(b) Fair values of derivative instruments

Fair values of derivative instruments as of December 31, 2021 and 2020 are as follows:

		December 31, 2021		December 31, 2020
		Assets	Liabilities	Assets	Liabilities
Foreign currency related
Over the counter:
Currency forwards	~~W~~	2,036,282	1,638,923	2,820,012	2,826,370
Currency swaps		653,317	757,845	1,124,540	923,893
Currency options		12,225	11,592	33,248	31,864
		2,701,824	2,408,360	3,977,800	3,782,127
Interest rates related
Over the counter:
Interest rate swaps		132,507	210,773	282,321	281,823
Interest rate options		1,895	-	1,012	-
Interest rate futures		100	143	-	-
		134,502	210,916	283,333	281,823
Equity related
Over the counter:
Equity options		785	1,347	1,104	3,756
Exchange traded:
Equity options and futures		64	507	5	329
		849	1,854	1,109	4,085
Commodity related
Over the counter:
Commodity forwards		5,274	-	-	-

Hedge
Fair value hedge:
Interest rate swaps		156,710	236,757	319,293	120,728
	~~W~~	2,999,159	2,857,887	4,581,535	4,188,763

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

7. Derivatives (continued)

(c) Gain or loss on valuation of derivatives

Gain or loss on valuation of derivatives for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021		December 31, 2020
		Gain	Loss	Gain	Loss
Foreign currency related
Over the counter:
Currency forwards	~~W~~	1,995,173	1,693,861	2,710,938	2,934,554
Currency swaps		1,079,253	1,321,665	1,153,513	923,165
Currency options		23,412	21,418	33,402	28,570
		3,097,838	3,036,944	3,897,853	3,886,289
Interest rates related
Over the counter:
Interest rate swaps		156,634	277,964	132,733	167,717
Inteerest rate options		736	-	43	123

Exchange traded:
Interest rate futures		100	143	-	-
		157,470	278,107	132,776	167,840
Equity related
Over the counter:
Equity options		1,470	419	1,337	1,445

Exchange traded:
Equity options		21	565	-	375
		1,491	984	1,337	1,820
Commodity related
Over the counter:
Commodity forwards		5,274	-	-	-
Hedge
Fair value hedge:
Interest rate swaps		7,456	284,906	214,270	33,119
	~~W~~	3,269,529	3,600,941	4,246,236	4,089,068

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

7. Derivatives (continued)

(d) Hedge accounting

i) Purpose of risk hedge and strategy

The Bank transacts with derivative financial instruments to hedge its interest rate risk and currency risk arising from the assets and liabilities of the Bank. The Bank applies fair value hedge accounting that uses interest rate swaps to hedge fair value movements risk arising from changes in the market interest rates of the Korean won structured notes, foreign currency issued financial debentures, structured deposits in won, and foreign currency investment bonds. In order to hedge the foreign exchange risk of the net investment from the overseas, the Bank applies the net investment hedge accounting for foreign operations using non-derivative financial instruments.

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		1 year or less	1 year ~ 2 years or less	2 years ~ 3 years or less	3 years ~ 4 years or less	4 years ~ 5 years or less	More than 5 years	Total
Fair value hedges
Interest rate swaps	~~W~~	643,057	597,492	268,468	140,689	1,273,227	4,156,536	7,079,469
Average price conditions (*1)		0.80%	0.75%	0.75%	0.82%	0.65%	0.57%	0.63%
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%

Hedge of net investments in foreign operations (*2)
Debt securities issued in foreign currencies	~~W~~	154,115	291,318	-	34,356	-	-	479,789
Average hedge ratio		100%	100%	-	100%	-	-	100%

(*1) The underlying interest rate for interest rate swaps is 3M CD, 3M USD Libor, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW1,165.80 and AUD/KRW 877.18.

		December 31, 2020
		1 year or less	1 year ~ 2 years or less	2 years ~ 3 years or less	3 years ~ 4 years or less	4 years ~ 5 years or less	More than 5 years	Total
Fair value hedges
Interest rate swaps	~~W~~	657,656	590,992	558,688	286,688	247,244	4,624,224	6,965,492
Average price conditions (*1)		1.12%	0.80%	0.89%	0.98%	0.67%	0.38%	0.56%
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%

Hedge of net investments in foreign operations (*2)
Debt securities issued in foreign currencies	~~W~~	33,462	141,440	267,360	-	-	-	442,262
Average hedge ratio		100%	100%	100%	-	-	-	100%

(*1) The underlying interest rate for interest rate swaps is 3M CD, 3M USD Libor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW1,165.80 and AUD/KRW 829.45.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

7. Derivatives (continued)

(e) Impact of hedge accounting on the separate financial statements

i) Impact of hedging instruments in the separate statement of financial position as of December 31, 2021 and 2020, and separate statement of comprehensive income and separate statement of changes in equity for the years ended are as follows:

			December 31, 2021
			Notional amounts	Separate statement of financial position			Separate statement of comprehensive income
				Derivative assets	Derivative liabilities	Debt securities	Other comprehensive income(loss) for the period	Changes in fair value for the period
Fair value hedges:
Interest rate risk	Interest rate swaps	~~W~~	7,079,469	156,710	236,757	-	-	(277,450)

Hedge of net investments in foreign operations:
Foreign exchange risk	Debt securities issued in foreign currencies		479,789	-	-	478,500	(37,527)	(37,527)
		~~W~~	7,559,258	156,710	236,757	478,500	(37,527)	(314,977)

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

7. Derivatives (continued)

(e) Impact of hedge accounting on the separate financial statements

i) Impact of hedging instruments in the separate statement of financial position as of December 31, 2021 and 2020, and separate statement of comprehensive income and separate statement of changes in equity for the years ended are as follows: (continued)

			December 31, 2020
			Notional amounts	Separate statement of financial position			Separate statement of comprehensive income
				Derivative assets	Derivative liabilities	Debt securities	Other comprehensive income(loss) for the period	Changes in fair value for the period
Fair value hedges:
Interest rate risk	Interest rate swaps	~~W~~	6,965,492	319,293	120,728	-	-	181,151

Hedge of net investments in foreign operations:
Foreign exchange risk	Debt securities issued in foreign currencies		442,262	-	-	440,375	31,239	31,239
		~~W~~	7,407,754	319,293	120,728	440,375	31,239	212,390

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

7. Derivatives (continued)

(e) Impact of hedge accounting on the separate financial statements (continued)

ii) Impact of hedged items in the separate statement of financial position as of December 31, 2021 and 2020, and separate statement of comprehensive income and separate statement of changes in equity for the years ended are as follows:

			December 31, 2021
	Hedging instruments		Separate statement of financial position			Separate statement of comprehensive income		Changes in fair value for the year	Reserve of exchange differences on translation
			Securities at FVOCI	Deposits	Debt securities issued	Other comprehensive income(loss) for the period	Fair value hedges Adjusted accumulated amount
Fair value hedges:
Interest rate risk	Debt securities issued	~~W~~	-	-	5,734,095	-	8,324	231,503	-
	Investment bonds		580,552	-	-	-	6,207	(7,283)	-
	Time deposits		-	636,235	-	-	(93,765)	46,941	-
Hedge of net investments in foreign operations:
Foreign exchange risk	Net investments in foreign operations		-	-	-	37,527	-	37,527	16,911
		~~W~~	580,552	636,235	5,734,095	37,527	(79,234)	308,688	16,911

			December 31, 2020
	Hedging instruments		Separate statement of financial position			Separate statement of comprehensive income		Changes in fair value for the year	Reserve of exchange differences on translation
			Securities at FVOCI	Deposits	Debt securities issued	Other comprehensive income(loss) for the period	Fair value hedges Adjusted accumulated amount
Fair value hedges:
Interest rate risk	Debt securities issued	~~W~~	-	-	5,816,989	-	240,393	(165,416)	-
	Investment bonds		143,496	-	-	-	6,563	3,894	-
	Time deposits		-	933,940	-	-	(46,940)	(13,848)	-
Hedge of net investments in foreign operations:
Foreign exchange risk	Net investments in foreign operations		-	-	-	(31,239)	-	(31,239)	(20,617)
		~~W~~	143,496	933,940	5,816,989	(31,239)	200,016	(206,609)	(20,617)

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

7. Derivatives (continued)

(e) Impact of hedge accounting on the separate financial statements (continued)

iii) Gains (losses) on fair value hedged items and hedging instruments attributable to the hedged risk for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Gains (losses) on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*)
Fair value hedges:
Interest rate swaps	~~W~~	271,161	(277,450)	(6,289)

Hedge of net investments in foreign operations:
Foreign exchange risk		37,527	(37,527)	-
	~~W~~	308,688	(314,977)	(6,289)

(*) Recognized hedge ineffectiveness is included in other operating income and expenses in the separate statement of comprehensive income

		December 31, 2020
		Gains (losses) on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*)
Fair value hedges:
Interest rate swaps	~~W~~	(228,266)	233,008	4,742

Hedge of net investments in foreign operations:
Foreign exchange risk		(31,239)	31,239	-
	~~W~~	(259,505)	264,247	4,742

(*) Recognized hedge ineffectiveness is included in other operating income and expenses in the separate statement of comprehensive income.

(f) The effects of quantifying the credit risk of derivatives mitigated by collateral held as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Deposits, securities, etc.	~~W~~	603,833	1,389,763

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

7. Derivatives (continued)

(g) Hedge relationships affected by an interest rate benchmark reform

The revised Standard requires that exceptions be applied when analysing future information in relation to the application of risk hedge accounting, while uncertainties arising from the interest rate benchmark reform movement exist. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate benchmarks are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate benchmark on which the hedged item and the hedging instrument is not altered as a result of the interest rate benchmark reform.

The carrying amount of hedged items and nominal amount of the hedging instruments related to the interest rate benchmark exposed to the hedging relationship due to the Bank's interest rate benchmark reform as of December 31, 2021 are as follows:

Interest rate index	Nominal amount of hedging instruments (*)	Carrying amount of hedged assets	Carrying amount of hedged liabilities
KRW 3M CD	1,520,000	-	1,449,653
USD 3M LIBOR(*1)	4,150,155	504,935	3,589,452
EURIBOR 3M	293,972	25,094	267,830

(*1) Exclude the nominal amount that will be matured before the end of June of 2023 when LIBOR interest rate calculation is discontinued.

From 2022, the USD LIBOR interest rate will be replaced by a Secured Overnight Financing Rate (SOFR) based on the actual transactions. The “RP rate of government bond or monetary stabilization bond” is ultimately selected as Korea’s new Risk-Free Reference Rate (RFR). The Bank has assumed that in this hedging relationship, the spread which has changed based on SOFR and RFR would be similar to the spreads of interest rate swap and interest rate forward used as the hedging instrument. The Bank did not make assumptions on further changes of conditions.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

8. Loans

(a) Details of loans as of December 31, 2021 and 2020 are as follows:

		December 31, 2021		December 31, 2020
		Loans at amortized cost	Loans at FVTPL	Loans at amortized cost	Loans at FVTPL
Household loans	~~W~~	135,835,403	-	126,456,195	-
Corporate loans		157,371,443	859,745	139,953,385	844,469
Public and other loans		3,387,086	-	3,594,089	-
Loans to banks		3,756,600	-	5,582,082	-
		300,350,532	859,745	275,585,751	844,469
Deferred loan origination costs and fees		545,845	-	502,147	-
		300,896,377	859,745	276,087,898	844,469
Less: Allowance for impairment		(1,336,594)	-	(1,430,260)	-
	~~W~~	299,559,783	859,745	274,657,638	844,469

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

8. Loans (continued)

(b) Changes in allowance for impairment and book value

i) Changes in allowance for impairment for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Due from banks			Loans at amortized cost									Other assets			Total
					Household			Corporate			Others
		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
			Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired
Beginning balance	~~W~~	3,338	550	-	79,454	66,988	129,600	359,727	484,968	280,621	12,885	9,600	6,417	16,573	2,345	1,438	1,454,504
Transfer to 12 month expected credit losses		-	-	-	17,618	(17,200)	(418)	58,873	(54,028)	(4,845)	200	(200)	-	151	(151)	-	-
Transfer to lifetime expected credit losses		(1)	1	-	(7,605)	19,740	(12,135)	(36,844)	40,580	(3,736)	(359)	359	-	(87)	87	-	-
Transfer to credit- impaired financial assets		-	-	-	(1,350)	(5,046)	6,396	(987)	(19,077)	20,064	(7)	-	7	(7)	(119)	126	-
Provision for (reversal of) allowance (*1)		3,011	(459)	-	(16,546)	(2,802)	113,163	(56,977)	66,714	140,600	(1,502)	(490)	(598)	(142)	69	891	244,932
Write-offs		-	-	-	-	-	(196,530)	-	-	(223,778)	-	-	(1,218)	-	-	(1,701)	(423,227)
Effect of discounting		-	-	-	-	-	(4,437)	-	-	(11,460)	-	-	-	-	-	-	(15,897)
Disposal of loans		-	-	-	-	(1)	(844)	-	-	(14,408)	-	-	(1)	-	-	(40)	(15,294)
Recoveries		-	-	-	-	-	75,878	-	-	55,834	-	-	887	-	-	551	133,150
Others (*2)		337	23	-	137	6	6	3,330	7,785	(26,845)	431	-	-	138,742	-	-	123,952
Ending balance	~~W~~	6,685	115	-	71,708	61,685	110,679	327,122	526,942	212,047	11,648	9,269	5,494	155,230	2,231	1,265	1,502,120
(*1) Additional provision for credit loan allowance is recognized for the year ended December 31, 2021 to cope with the economic recession caused by the spread of the COVID-19. As of December 31, 2021, the Bank has set aside an additional provision of ~~W~~ 63,422 million through the additional selection of loans subject to individual evaluation and adjustment of cash flows, and an additional provision of ~~W~~ 83,029 million by reflecting additional expected losses on loans in moratorium of interest payments and moratorium of repayment.

(*2) Other changes are due to debt restructuring, debt-equity, swap and foreign exchange rate, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

8. Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

i) Changes in allowance for impairment for the years ended December 31, 2021 and 2020 are as follows: (continued)

		December 31, 2020
		Due from banks			Loans at amortized cost									Other assets			Total
					Household			Corporate			Others
		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
			Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired
Beginning balance	~~W~~	3,162	281	-	77,024	72,556	123,483	261,831	403,292	342,623	10,322	7,722	2,151	14,145	1,426	691	1,320,709
Transfer to 12 month expected credit losses		63	(63)	-	18,029	(17,709)	(320)	45,891	(45,362)	(529)	164	(164)	-	146	(146)	-	-
Transfer to lifetime expected credit losses		(1)	1	-	(7,765)	17,151	(9,386)	(28,062)	32,702	(4,640)	(242)	242	-	(90)	92	(2)	-
Transfer to credit- impaired financial assets		-	-	-	(1,668)	(7,238)	8,906	(1,362)	(16,289)	17,651	(13)	(9)	22	(11)	(102)	113	-
Provision for (reversal of) allowance (*1)		377	373	-	(6,014)	2,243	151,906	84,000	115,816	206,215	2,977	1,826	6,823	(2,285)	1,075	348	565,680
Write-offs		-	-	-	-	-	(205,737)	-	-	(248,877)	-	-	(2,531)	-	-	(213)	(457,358)
Effect of discounting		-	-	-	-	-	(5,235)	-	-	(13,935)	-	-	-	-	-	-	(19,170)
Disposal of loans		-	-	-	-	(8)	(1,630)	-	-	(23,585)	-	-	(182)	-	-	(32)	(25,437)
Recoveries		-	-	-	-	-	67,617	-	-	43,223	-	-	134	-	-	533	111,507
Others (*2)		(263)	(42)	-	(152)	(7)	(4)	(2,571)	(5,191)	(37,525)	(323)	(17)	-	4,668	-	-	(41,427)
Ending balance	~~W~~	3,338	550	-	79,454	66,988	129,600	359,727	484,968	280,621	12,885	9,600	6,417	16,573	2,345	1,438	1,454,504

(*1) Additional provision for credit loan allowance is recognized for the year ended December 31, 2020 to cope with the economic recession caused by the spread of the COVID-19. As of December 31, 2020, the Bank has set aside an additional provision of ~~W~~ 128,658 million (including provisions for debt securities, provisions for off-balance accounts, etc.) through the re-estimation of the default rate forecast that reflected the updated forward-looking information, and an additional provision of ~~W~~ 130,173 million through the additional selection and adjustment of cash flows for loans subject to individual assessment. In addition, additional provision of ~~W~~ 1,491 million is recognized by adding Stage2 indicators.

(*2) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

8. Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

ii) Changes in book value of due from banks, loans at amortized costs and other assets for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Due from banks			Loans at amortized cost									Other assets			Total
					Household			Corporate			Others
		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
			Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired
Beginning balance	~~W~~	21,166,163	2,060	-	118,191,818	7,920,963	343,414	118,666,465	20,596,059	690,861	8,493,253	664,875	18,043	10,800,533	47,117	2,319	307,603,943
Transfer to 12 month expected credit losses		-	-	-	3,110,355	(3,104,184)	(6,171)	5,070,686	(5,000,096)	(70,590)	43,342	(43,342)	-	10,795	(10,795)	-	-
Transfer to lifetime expected credit losses		(378)	378	-	(3,372,020)	3,404,970	(32,950)	(7,744,782)	7,754,721	(9,939)	(94,269)	94,271	(2)	(15,354)	15,356	(2)	-
Transfer to credit- impaired financial assets		-	-	-	(92,053)	(115,423)	207,476	(133,439)	(247,827)	381,266	(896)	(2)	898	(394)	(1,125)	1,519	-
Origination, recoveries, and others(*)		(7,686,004)	(1,512)	-	10,246,533	(226,351)	26,095	18,288,414	(319,320)	(94,524)	(1,986,749)	(42,991)	75	5,376,961	723	773	23,582,123
Write-offs		-	-	-	-	-	(196,530)	-	-	(223,778)	-	-	(1,218)	-	-	(1,701)	(423,227)
Disposal of loans		-	-	-	-	(724)	(38,870)	-	(180)	(119,212)	-	-	(44)	-	(1)	(855)	(159,886)
Ending balance	~~W~~	13,479,781	926	-	128,084,633	7,879,251	302,464	134,147,344	22,783,357	554,084	6,454,681	672,811	17,752	16,172,541	51,275	2,053	330,602,953

(*) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

8. Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

ii) Changes in book value of due from banks, loans at amortized costs and other assets for the years ended December 31, 2021 and 2020 are as follows: (continued)

		December 31, 2020
		Due from banks			Loans at amortized cost									Other assets			Total
					Household			Corporate			Others
		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
			Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired
Beginning balance	~~W~~	17,211,344	1,933	-	108,100,285	7,628,676	318,517	104,560,039	20,198,205	783,715	5,758,503	624,944	16,100	13,243,265	51,377	1,452	278,498,355
Transfer to 12 month expected credit losses		712	(712)	-	2,812,563	(2,808,877)	(3,686)	4,787,609	(4,785,249)	(2,360)	15,949	(15,949)	-	12,569	(12,569)	-	-
Transfer to lifetime expected credit losses		(64)	64	-	(3,756,454)	3,782,636	(26,182)	(7,066,648)	7,075,807	(9,159)	(85,226)	85,226	-	(16,546)	16,550	(4)	-
Transfer to credit- impaired financial assets		-	-	-	(103,831)	(139,295)	243,126	(154,146)	(231,116)	385,262	(3,958)	(26)	3,984	(571)	(992)	1,563	-
Origination, recoveries, and others(*)		3,954,171	775	-	11,139,255	(541,280)	85,305	16,539,611	(1,661,588)	46,304	2,807,985	(29,320)	2,401	(2,438,184)	(7,249)	431	29,898,617
Write-offs		-	-	-	-	-	(205,737)	-	-	(248,877)	-	-	(2,531)	-	-	(213)	(457,358)
Disposal of loans		-	-	-	-	(897)	(67,929)	-	-	(264,024)	-	-	(1,911)	-	-	(910)	(335,671)
Ending balance	~~W~~	21,166,163	2,060	-	118,191,818	7,920,963	343,414	118,666,465	20,596,059	690,861	8,493,253	664,875	18,043	10,800,533	47,117	2,319	307,603,943

(*) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

8. Loans (continued)

c) Changes in deferred loan origination costs for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Beginning balance	~~W~~	502,147	498,779
Loan origination		307,669	286,837
Amortization		(263,971)	(283,469)
Ending balance	~~W~~	545,845	502,147

9. Securities at fair value through other comprehensive income and Securities at amortized cost

(a)	Details of securities at FVOCI and securities at amortized cost

Details of securities at FVOCI and securities at amortized cost as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	17,194,913	10,753,692
Financial institutions bonds		17,639,617	16,957,309
Corporate bonds		11,699,431	9,926,402
		46,533,961	37,637,403
Equity securities:
Stocks		660,925	562,083
Equity investments		563	1,576
Others		49,875	65,950
		711,363	629,609
	~~W~~	47,245,324	38,267,012
Securities at amortized cost:
Debt securities:
Government bonds	~~W~~	13,728,952	12,207,719
Financial institutions bonds		1,652,951	2,133,123
Corporate bonds		4,619,845	4,724,556
		20,001,748	19,065,398
Allowance for impairment		(5,438)	(3,008)
	~~W~~	19,996,310	19,062,390

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

9. Securities at fair value through other comprehensive income and Securities at amortized cost (Continued)

(a)	Details of securities at FVOCI and securities at amortized cost as of December 31, 2021 and 2020 are as follows: (continued)

Details of equity instruments designated at FVOCI as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Marketable securities	~~W~~	257,915	171,613
Non-marketable securities		403,010	390,469
Others		50,438	67,527
	~~W~~	711,363	629,609

Above equity securities are equity securities designated as FVOCI, and for the retention required by the policy, the option of measuring FVOCI is exercised.

Cumulative net losses reclassified in equity upon disposition of equity securities for the years ended December 31, 2021 and 2020 are (-)~~W~~45,518 million and (-)~~W~~38,379 million and there are no cumulated net gains replaced by the reclassification of the account for the years ended December 31, 2021 and 2020, respectively.

(b)	Gains and losses on sale of securities at FVOCI

Gains and losses on sale of securities at FVOCI for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Gains on sale of securities at FVOCI	~~W~~	71,018	202,943
Losses on sale of securities at FVOCI		(5,343)	(10,336)
	~~W~~	65,675	192,607

The Bank disposed equity instruments that are measured at FVOCI for debt-equity swap, etc. At the time of disposal, fair value of equity instruments for the years ended December 31, 2021 and 2020 are ~~W~~79,386 million and ~~W~~69,968 million, and cumulative net losses for the years ended December 31, 2021 and 2020 are ~~W~~(-)45,518 million and ~~W~~(-)38,379 million, respectively.

(c)	Gains and losses on sale of securities at amortized cost

Gain or loss on sale of securities at amortized cost for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020

Gains on disposal of securities at amortized cost	~~W~~	24	-
Losses on disposal of securities at amortized cost		(334)	-
	~~W~~	(310)	-

Securities at amortized cost are sold due to the partial redemption of payables.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

9. Securities at fair value through other comprehensive income and Securities at amortized cost (Continued)

(d) Changes in allowance for credit loss and total carrying amount of securities at FVOCI and securities at amortized cost

i) Changes in allowance for credit loss of securities at FVOCI and securities at amortized cost for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Securities at FVOCI				Securities at amortized cost
			Lifetime expected credit losses				Lifetime expected credit losses
		12-month expected credit losses	Not impaired	Impaired	Total	12-month expected credit losses	Not impaired	Impaired	Total
Beginning balance	~~W~~	15,255	634	-	15,889	3,008	-	-	3,008
Transfer to 12-month expected credit losses		33	(33)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(63)	63	-	-	-	-	-	-
Transfer to impaired financial assets		-	-	-	-	-	-	-	-
Provision		16,888	(21)	-	16,867	2,061	-	-	2,061
Disposals and others (*)		(5,636)	(76)	-	(5,712)	369	-	-	369
Ending balance	~~W~~	26,477	567	-	27,044	5,438	-	-	5,438

		December 31, 2020
		Securities at FVOCI				Securities at amortized cost
			Lifetime expected credit losses				Lifetime expected credit losses
		12-month expected credit losses	Not impaired	Impaired	Total	12-month expected credit losses	Not impaired	Impaired	Total
Beginning balance	~~W~~	19,052	594	-	19,646	3,132	-	-	3,132
Transfer to 12-month expected credit losses		22	(22)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(193)	193	-	-	-	-	-	-
Transfer to impaired financial assets		-	-	-	-	-	-	-	-
Provision		3,821	364	-	4,185	38	-	-	38
Disposals and others (*)		(7,447)	(495)	-	(7,942)	(162)	-	-	(162)
Ending balance	~~W~~	15,255	634	-	15,889	3,008	-	-	3,008

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

9. Securities at fair value through other comprehensive income and Securities at amortized cost (Continued)

(d) Changes in allowance for credit loss and total carrying amount of securities at FVOCI and securities at amortized cost (continued)

ii) Changes in book value of securities at FVOCI and securities at amortized cost for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Securities at FVOCI				Securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses		Total	12-month expected credit losses	Lifetime expected credit losses		Total
			Not impaired	Impaired			Not impaired	Impaired
Beginning balance	~~W~~	37,386,822	250,581	-	37,637,403	19,065,398	-	-	19,065,398
Transfer to 12-month expected credit losses		51,055	(51,055)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(35,665)	35,665	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-	-
Net amount of increase/decrease		8,979,112	(82,554)	-	8,896,558	936,350	-	-	936,350
Ending balance	~~W~~	46,381,324	152,637	-	46,533,961	20,001,748	-	-	20,001,748

(*) Other changes are due to foreign exchange rate changes, etc.

		December 31, 2020
		Securities at FVOCI				Securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses		Total	12-month expected credit losses	Lifetime expected credit losses		Total
			Not impaired	Impaired			Not impaired	Impaired
Beginning balance	~~W~~	38,645,485	221,347	-	38,866,832	19,326,317	-	-	19,326,317
Transfer to 12-month expected credit losses		30,233	(30,233)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(83,132)	83,132	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-	-
Net amount of increase/decrease		(1,205,764)	(23,665)	-	(1,229,429)	(260,919)	-	-	(260,919)
Ending balance	~~W~~	37,386,822	250,581	-	37,637,403	19,065,398	-	-	19,065,398

(*) Other changes are due to foreign exchange rate changes, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

10. Property and equipment

(a) Details of property and equipment as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	1,287,167	-	1,287,167
Buildings (*)		865,636	(389,542)	476,094
Right-of-use asset		802,080	(503,901)	298,179
Others		1,332,911	(1,096,970)	235,941
	~~W~~	4,287,794	(1,990,413)	2,297,381

(*) ~~W~~129 million of government subsidy is deducted from book value.

		December 31, 2020
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	1,283,316	-	1,283,316
Buildings (*)		862,747	(369,497)	493,250
Right-of-use asset		671,241	(342,213)	329,028
Others		1,285,380	(1,124,461)	160,919
	~~W~~	4,102,684	(1,836,171)	2,266,513

(*) ~~W~~341 million of government subsidy is deducted from book value.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

10. Property and equipment (continued)

(b) Changes in property and equipment for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Land	Buildings	Right- of-use assets	Others	Total
Beginning balance	~~W~~	1,283,316	493,250	329,028	160,919	2,266,513
Acquisitions (*1)(*2)		126	30,444	160,431	143,055	334,056
Disposals and write-offs (*3)		(283)	(142)	(5,699)	(820)	(6,944)
Depreciation		-	(42,402)	(189,474)	(67,440)	(299,316)
Amounts transferred to investment properties		4,177	(4,209)	-	-	(32)
Amounts transferred to non-current assets held for sale		(169)	(853)	-	-	(1,022)
Effects of foreign currency movements		-	6	3,893	227	4,126
Ending balance	~~W~~	1,287,167	476,094	298,179	235,941	2,297,381

(*1) ~~W~~18,551 million transferred from construction-in progress is included.

(*2) ~~W~~3,614 million of provision for the asset retirement related to newly acquired assets is included.

(*3) ~~W~~979 million of loss on write-off is included.

		December 31, 2020
		Land	Buildings	Right- of-use assets	Others	Total
Beginning balance	~~W~~	1,225,631	520,202	387,326	169,049	2,302,208
Acquisitions (*1)(*2)		58,231	38,309	141,093	56,789	294,422
Disposals and write-offs (*3)		(2,368)	(61)	(3,539)	(445)	(6,413)
Depreciation		-	(48,823)	(194,645)	(64,223)	(307,691)
Amounts transferred to investment properties		33,444	(16,296)	-	-	17,148
Amounts transferred to non-current assets held for sale		(31,622)	(11)	-	-	(31,633)
Effects of foreign currency movements		-	(70)	(1,207)	(251)	(1,528)
Ending balance	~~W~~	1,283,316	493,250	329,028	160,919	2,266,513

(*1) ~~W~~56,575 million transferred from construction-in progress is included.

(*2) ~~W~~1,371 million of provision for the asset retirement related to newly acquired assets is included.

(*3) ~~W~~482 million of loss on write-off is included.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

10. Property and equipment (continued)

(c) Insured assets and liability insurances as of December 31, 2021 are as follows:

Type of insurance	Insured assets		Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash & securities	~~W~~	20,000	Samsung Fire & Marine Insurance Co., Ltd. and 4 other insurance companies
Property insurance	Real estate & movable properties for business purpose		860,507	Samsung Fire & Marine Insurance Co., Ltd., etc. and 4 other insurance companies
Burglary insurance	Cash & securities		60,000	Samsung Fire & Marine Insurance Co., Ltd., etc. and 3 other companies
Compensation liability insurance for officers	-		50,000	Meritz Fire & Marine Insurance Co., Ltd., etc. and 6 other companies
Compensation liability insurance for gas accident	Real estate		500	Meritz Fire & Marine Insurance Co., Ltd.
Compensation liability insurance for personal information protection	-		10,000	DB Insurance Co., Ltd.
Compensation liability insurance for electronic financial transaction	-		3,000	Lotte Insurance Co., Ltd., etc.
Compensation liability insurance for casualty	Real estate		1,000	Samsung Fire & Marine Insurance Co., Ltd.
Compaensation liability insurance for elevator accidents	-		80	Samsung Fire & Marine Insurance Co., Ltd.
		~~W~~	1,005,087

Besides the insurances listed above, the Bank also has automobile liability insurance, medical insurance for employees, and casualty insurance for protecting property and employees.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

11. Leases

(a) Details of lease right-of-use assets by class of underlying asset of the lessee as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Acquisition cost	Accumulated depreciation	Book value
Real estate	~~W~~	733,749	(462,214)	271,535
Vehicle		38,712	(23,903)	14,809
Others		29,619	(17,784)	11,835
	~~W~~	802,080	(503,901)	298,179

		December 31, 2020
		Acquisition cost	Accumulated depreciation	Book value
Real estate	~~W~~	613,717	(311,844)	301,873
Vehicle		32,036	(17,684)	14,352
Others		25,488	(12,685)	12,803
	~~W~~	671,241	(342,213)	329,028

(b) Details of lease right-of-use assets increase (decrease) for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Real estate	Vehicle	Others	Total
Beginning balance	~~W~~	301,873	14,352	12,803	329,028
Acquisitions		143,924	12,346	4,161	160,431
Disposals		(2,533)	(3,135)	(29)	(5,697)
Depreciation		(175,620)	(8,755)	(5,100)	(189,475)
Effects of foreign currency movements		3,891	1	-	3,892
Ending balance	~~W~~	271,535	14,809	11,835	298,179

		December 31, 2020
		Real estate	Vehicle	Others	Total
Beginning balance	~~W~~	357,547	17,676	12,103	387,326
Acquisitions		128,297	6,375	6,421	141,093
Disposals		(3,234)	(290)	(15)	(3,539)
Depreciation		(179,532)	(9,407)	(5,706)	(194,645)
Effects of foreign currency movements		(1,205)	(2)	-	(1,207)
Ending balance	~~W~~	301,873	14,352	12,803	329,028

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

11. Leases (continued)

(c) Details of maturity of lease liabilities as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months~ 1 year or less	1 year~ 5 years or less	More than 5 years	Total
Assets
Real estate	~~W~~	16,216	22,122	29,165	48,753	129,174	15,106	260,536
Vehicle		5,891	1,335	1,757	3,312	8,574	-	20,869
Others		449	619	1,077	2,110	8,003	-	12,258
	~~W~~	22,556	24,076	31,999	54,175	145,751	15,106	293,662

		December 31, 2020
		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months~ 1 year or less	1 year~ 5 years or less	More than 5 years	Total
Assets
Real estate	~~W~~	15,314	24,183	32,164	57,157	146,943	14,260	290,021
Vehicle		4,664	1,466	1,813	3,429	7,807	-	19,179
Others		503	772	1,155	1,937	8,913	-	13,280
	~~W~~	20,481	26,421	35,132	62,523	163,663	14,260	322,480

The abovementioned amounts have been classified as the earliest due dates on which the Bank’s payment obligation arises based on undiscounted cash flows.

(d) For the years ended December 31, 2021 and 2020, the lease payment for low value assets is ~~W~~ 4,206 million and ~~W~~ 4,011 million, respectively. Short-term lease payment does not exist.

(e) The Bank applied a practical simplified method that does not evaluate whether it is a lease change for real estate rental fee discounts that have occurred as a direct result of the COVID-19. For the years ended December 31, 2021 and 2020, the amount recognized in profit or loss to reflect changes in lease payments arising from the rent discount is ~~W~~ 47,589 million and ~~W~~ 24,921 million, respectively.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

12. Intangible assets

(a) Details of intangible assets as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Software	~~W~~	81,561	67,323
Development cost		78,159	60,000
Memberships		47,138	47,123
Others		272,886	267,467
	~~W~~	479,744	441,913

(b) Changes in intangible assets for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Software	Development cost	Memberships	Others	Total
Beginning balance	~~W~~	67,323	60,000	47,123	267,467	441,913
Acquisitions		39,896	41,297	-	114,506	195,699
Disposals		(1,993)	-	(16)	-	(2,009)
Amortization (*1)		(23,671)	(23,138)	-	(109,102)	(155,911)
Effects of foreign currency movements		6	-	31	15	52
Ending balance(*2)	~~W~~	81,561	78,159	47,138	272,886	479,744

(*1) ~~W~~108,802 million among amortization cost of other intangible assets is included in other operating expenses.

(*2) ~~W~~161,843 million of other intangible assets is accounted for as accounts payable.

		December 31, 2020
		Software	Development cost	Memberships	Others	Total
Beginning balance	~~W~~	62,346	43,963	47,129	391,971	545,409
Acquisitions (*1)		26,596	36,226	13	25,621	88,456
Disposals		-	-	-	-	-
Impairment (*2)		-	-	-	(27,133)	(27,133)
Amortization (*3)		(21,618)	(20,189)	-	(122,989)	(164,796)
Effects of foreign currency movements		(1)	-	(19)	(3)	(23)
Ending balance(*4)	~~W~~	67,323	60,000	47,123	267,467	441,913

(*1) Included intangible assets related to the rights to be the depository bank of municipal and provincial governments.

(*2) The Bank assessed the recoverable value of intangible assets related to the rights to be the depository bank of municipal and provincial governments due to the performance below forecast and future prospects. As a result of the assessment, the Bank recognized impairment loss amounting to ~~W~~27,133 million for the year ended December 31, 2020. The impairment loss is included in non-operating expenses in the statement of comprehensive income.

(*3) ~~W~~122,629 million among amortization cost of other intangible assets is included in other operating expenses.

(*4) ~~W~~298,901 million of other intangible assets is accounted for as accounts payable.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

13. Investments in subsidiaries and associates

(a) Investments in subsidiaries and associates as of December 31, 2021 and 2020 are as follows:

	Investees	Location	Closing month	Industry sector
Subsidiaries	Shinhan Bank America	U.S.A	December 31	Banking
	Shinhan Bank Europe GmbH	Germany	December 31	Banking
	Shinhan Bank Cambodia	Cambodia	December 31	Banking
	Shinhan Kazakhstan Bank Limited	Kazakhstan	December 31	Banking
	Shinhan Bank Canada	Canada	December 31	Banking
	Shinhan Bank China Limited	China	December 31	Banking
	Shinhan Bank Japan (*1)	Japan	March 31	Banking
	Shinhan Bank Vietnam Ltd.	Vietnam	December 31	Banking
	Shinhan Bank Mexico	Mexico	December 31	Banking
	PT Bank Shinhan Indonesia (*9)	Indonesia	December 31	Banking
	Shinhan-Daesung Contents Fund	Korea	December 31	Investment
Associates	BNP Paribas Cardif Life Insurance Co., Ltd. (*2)	Korea	December 31	Insurance
	KOREA FINANCE SECURITY (*4)	Korea	December 31	Others
	Daegy Electrical Construction Co., Ltd. (*6)	Korea	-	-
	DOODOO LOGITECH (*3)	Korea	December 31	Others
	One Shinhan Future's Fund 1	Korea	December 31	Investment
	KST-Shinhan Fund 1	Korea	December 31	Investment
	One Shinhan Future's Fund 2	Korea	December 31	Investment
	One-Shinhan Connect New Technology Investment Fund 1 (*5)	Korea	December 31	Investment
	Neoplux Technology Valuation Investment Fund	Korea	December 31	Investment
	Partners 4th Growth Investment Fund	Korea	December 31	Investment
	KTB Newlake Global Healthcare PEF	Korea	December 31	Investment
	Newlake Growth Capital Partners2 PEF (*5)	Korea	December 31	Investment
	DAEKWANG SEMICONDUCTOR Co., Ltd. (*7)	Korea	-	-
	Songrim Co., Ltd. (*3)	Korea	December 31	Retail
	Multimedia Tech Co., Ltd. (*6)	Korea	-	-
	Hyungje Art Printing (*6)	Korea	-	-
	MIEL Co., Ltd. (*3)	Korea	December 31	Others
	COSPEC BIM tech (*7)	Korea	-	-
	WON JIN HOME PLAN CO.,LTD (*7)	Korea	-	-
	MSTEEL Co., Ltd (*3)(*5)	Korea	December 31	Others
	JB AIR (*3)(*5)	Korea	December 31	Others
	REAL SPIN INC (*3)(*7)	Korea	-	-
	BAEK DOO Co., Ltd (*3)(*5)	Korea	December 31	Retail
	Chungwon assets (*3)(*5)	Korea	December 31	Manufacturing
	Jinmyung Plus (*3)(*5)	Korea	December 31	Manufacturing
	Korea Credit Bureau (*4)	Korea	December 31	Credit information
	Goduck Gangil1 PFV Co., Ltd (*4)	Korea	December 31	Real estate
	Goduck Gangil10 PFV Co., Ltd (*4)	Korea	December 31	Real estate
	SBC PFV Co., Ltd (*4)(*8)	Korea	December 31	Real estate
	ICSF (The Korea’s Information Center for Savings & Finance)	Korea	December 31	Services
	Shinhan-Albatross Technology Investment Fund	Korea	December 31	Investment
	Shinhan-Neoplux Energy Newbiz Fund	Korea	December 31	Investment
	Stassets-DA Value Healthcare Fund I	Korea	December 31	Investment
	Shinhan SKS Corporate Recovery Private Equity Fund (*5)	Korea	December 31	Investment
	Korea Digital Asset Custody (*4)(*5)	Korea	December 31	Services
	Shinhan VC tomorrow venture fund 1 (*5)	Korea	December 31	Investment

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

13. Investments in subsidiaries and associates (continued)

(b) Ownership percentage and Carrying amount of investments in subsidiaries and associates as of December 31, 2021 and 2020 are as follows:

		Ownership (%)			Carrying amount
Investees		December 31, 2021	December 31, 2020		December 31, 2021	December 31, 2020
Subsidiaries	Shinhan Bank America	100.00	100.00	~~W~~	193,049	193,049
	Shinhan Bank Europe GmbH	100.00	100.00		78,606	78,606
	Shinhan Bank Cambodia	97.50	97.50		84,351	84,351
	Shinhan Kazakhstan Bank Limited	100.00	100.00		40,532	40,532
	Shinhan Bank Canada	100.00	100.00		79,695	79,695
	Shinhan Bank China Limited	100.00	100.00		355,443	355,443
	Shinhan Bank Japan (*1)	100.00	100.00		410,485	410,485
	Shinhan Bank Vietnam Ltd.	100.00	100.00		389,607	389,608
	Shinhan Bank Mexico	99.99	99.99		97,468	97,467
	PT Bank Shinhan Indonesia (*9)	99.00	99.00		349,847	405,868
	Shinhan-Daesung Contents Fund	71.43	71.43		5,000	5,000
Associates	BNP Paribas Cardif Life Insurance Co., Ltd. (*2)	14.99	14.99		42,204	42,204
	KOREA FINANCE SECURITY (*4)	14.91	14.91		3,448	3,448
	Daegy Electrical Construction Co., Ltd. (*6)	-	27.45		-	-
	DOODOO LOGITECH (*3)	27.96	27.96		-	-
	One Shinhan Future's Fund 1	27.78	27.78		3,000	3,000
	KST-Shinhan Fund 1	20.00	20.00		1,500	1,000
	One Shinhan Future's Fund 2	29.70	29.70		2,970	1,800
	One-Shinhan Connect New Technology Investment Fund 1 (*5)	30.00	-		72,000	-
	Neoplux Technology Valuation Investment Fund	33.33	33.33		2,278	10,102
	Partners 4th Growth Investment Fund	25.00	25.00		9,801	13,554
	KTB Newlake Global Healthcare PEF	20.00	20.00		6,770	6,770
	Newlake Growth Capital Partners2 PEF (*5)	23.01	-		10,000	-
	DAEKWANG SEMICONDUCTOR Co., Ltd. (*7)	-	20.94		-	-
	Songrim Co., Ltd. (*3)	35.34	35.34		-	-
	Multimedia Tech Co., Ltd. (*6)	-	21.06		-	-
	Hyungje Art Printing (*6)	-	31.54		-	-
	MIEL Co., Ltd. (*3)	28.77	28.77		-	-
	COSPEC BIM tech (*7)	-	40.92		-	-
	WON JIN HOME PLAN CO.,LTD (*7)	-	31.69		-	-
	MSTEEL Co., Ltd (*3)(*5)	29.45	-		-	-
	JB AIR (*3)(*5)	28.77	-		-	-
	REAL SPIN INC (*3)(*7)	-	-		-	-
	BAEK DOO Co., Ltd (*3)(*5)	25.90	-		-	-
	Chungwon assets (*3)(*5)	22.53	-		-	-
	Jinmyung Plus (*3)(*5)	22.20	-		-	-
	Korea Credit Bureau (*4)	4.50	4.50		2,250	2,250
	Goduck Gangil1 PFV Co., Ltd (*4)	1.04	1.04		50	50
	Goduck Gangil10 PFV Co., Ltd (*4)	14.00	14.00		700	700
	SBC PFV Co., Ltd (*4)(*8)	12.50	12.50		16,250	10,000
	ICSF (The Korea’s Information Center for Savings & Finance)	32.26	32.26		156	156
	Shinhan-Albatross Technology Investment Fund	33.33	33.33		3,100	9,100
	Shinhan-Neoplux Energy Newbiz Fund	23.33	23.33		10,940	10,590
	Stassets-DA Value Healthcare Fund I	24.10	24.10		614	615
	Shinhan SKS Corporate Recovery Private Equity Fund (*5)	23.99	-		4,015	-
	Korea Digital Asset Custody (*4)(*5)	14.98	-		505	-
	Shinhan VC tomorrow venture fund 1 (*5)	21.74	-		5,000	-
				~~W~~	2,281,634	2,255,443

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

13. Investments in subsidiaries and associates (continued)

(b) Ownership percentage and book value of investments in subsidiaries and associates as of December 31, 2021 and December 31, 2020 are as follows: (continued)

(*1) SBJ DNX, a subsidiary company, is established for the year ended December 31, 2020, and the investment capital is JPY 50 million at the time of establishment.

(*2) It is reported as an investment in associates because significant influence can be exercised through important business transactions with the Bank.

(*3) The shares of the investees are acquired by debt-equity swap. The Bank reclassified financial assets at fair value through other comprehensive income to investments in associates as the reorganization procedures are completed and now the Bank can normally exercise its voting rights to the investees.

(*4) Although it holds less than 20% of shares, the equity method is applied for evaluation since it has significant impact on the investee, such as participation in their decision making. Therefore, it has been reclassified to the investments in associates.

(*5) It is newly acquired or newly incorporated as investments in associates for the year ended December 31, 2021.

(*6) Excluded from associates because of disposal for the year ended December 31, 2021.

(*7) Excluded from associates as it was sold for the year ended December 31, 2021.

(*8) Voting rights is 4.65%.

(*9) Shinhan Indonesia recognized an impairment of ~~W~~ 56,021 million during the period due to a drop in the recoverable amount.

14. Investment properties

(a) Investment properties as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	452,311	-	452,311
Buildings		257,432	(106,908)	150,524
	~~W~~	709,743	(106,908)	602,835

		December 31, 2020
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	454,486	-	454,486
Buildings		246,982	(91,383)	155,599
	~~W~~	701,468	(91,383)	610,085

(b) Changes in investment properties for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Land	Buildings	Total
Beginning balance	~~W~~	454,486	155,599	610,085
Acquisition		-	2,739	2,739
Disposal		-	(12)	(12)
Depreciation		-	(12,248)	(12,248)
Amounts transferred from (to) property and equipment		(4,177)	4,209	32
Amounts transferred to assets held for sale		2,002	237	2,239
Ending balance	~~W~~	452,311	150,524	602,835

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

14. Investment properties (continued)

(b) Changes in investment properties for the years ended December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		Land	Buildings	Total
Beginning balance	~~W~~	488,845	146,516	635,361
Acquisition		-	4,555	4,555
Disposal		(80)	(145)	(225)
Depreciation		-	(11,547)	(11,547)
Amounts transferred from (to) property and equipment		(33,444)	16,296	(17,148)
Amounts transferred to assets held for sale		(835)	(76)	(911)
Ending balance	~~W~~	454,486	155,599	610,085

(c) Fair value of investment properties as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Investment properties (*)	~~W~~	703,067	659,314

(*) Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

(d) Income and expenses on investment properties for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Rental income	~~W~~	24,236	27,460
Direct operating expenses for investment properties that generate rental income		4,985	5,026

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

15. Other assets

Other assets as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Unsettled trades and accounts receivable	~~W~~	7,093,427	4,568,854
Domestic exchange settlement receivable		6,646,920	3,969,758
Guarantee deposits		905,818	963,467
Accrued income		1,327,712	1,195,518
Prepaid expense		78,918	73,013
Suspense payments		272,743	161,337
Sundry assets		65,762	85,875
Others		8,596	15,420
Present value discount		(24,498)	(26,668)
Allowance for impairment		(158,726)	(20,356)
	~~W~~	16,216,672	10,986,218

16. Non-current assets held for sale

(a) Non-current assets held for sale as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Property and equipment	~~W~~	-	32,988

The Bank classified property and equipment which are highly expected to be sold within one year from December 31, 2021, as non-current assets held for sale.

(b) The cumulative income or loss recognized in other comprehensive income

There are no cumulative income or loss recognized in other comprehensive income relating to non-current assets held for sale as of December 31, 2021 and 2020.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

17. Pledged assets

(a) Assets pledged as collateral as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020	Reasons for collateral
Securities(*1)
Securities at FVOCI	~~W~~	2,338,898	2,315,115	Borrowings, Settlement security for Bank of Korea, Borrowing securities, etc
Securities at amortized cost		16,279,257	14,712,202	Borrowings, Settlement security for Bank of Korea, Customer RP, etc
		18,618,155	17,027,317

Property and Equipment(*2)		4,041	4,041	Set for near mortgage, etc
	~~W~~	18,622,196	17,031,358

(*1) The carrying amounts of assets pledged as collateral that the transferees have the right to sell or repledge regardless of the Bank’s default as of December 31, 2021 and 2020 are ~~W~~ 606,432 million and ~~W~~ 703,124 million, respectively.

(*2) The amounts are based on the notification amount of pledge.

(b) The fair value of collateral held that the Bank has the right to sell or repledge regardless of pledger’s default as of December 31, 2021 and 2020 are as follows:

		December 31, 2021		December 31, 2020
		Collateral held	Collateral sold or repledged	Collateral held	Collateral sold or repledged
Securities	~~W~~	2,163,744	-	2,871,910	-

18. Deposits

Deposits as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Demand deposits:
Korean won	~~W~~	150,311,797	131,223,458
Foreign currencies		12,683,018	10,205,322
		162,994,815	141,428,780
Time deposits:
Korean won		131,674,963	129,017,001
Foreign currencies		5,284,703	5,612,183
Gain on fair value hedge		(93,765)	(46,940)
		136,865,901	134,582,244
Negotiable certificates of deposits		15,073,359	4,869,513
Note discount deposits		5,818,001	6,226,937
CMA		5,246,478	4,006,319
Others		17,646	18,763
	~~W~~	326,016,200	291,132,556

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

19. Financial liabilities at fair value through profit or loss

(a) Financial liabilities at FVTPL as of December 31, 2021 and 2020 are as follows:

	December 31, 2021			December 31, 2020
	Interest rate (%)		Amount	Interest rate (%)		Amount
Securities sold:
Equity securities	-	~~W~~	2,203	-	~~W~~	-
Gold/silver deposits	-		581,459	-		539,564
		~~W~~	583,662		~~W~~	539,564

(b) Net gain (loss) on financial liabilities at FVTPL for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Securities sold:
Gain on sale	~~W~~	-	470
Loss on sale		-	(119)
Gain on valuation		30	-
Loss on valuation		(27)	-

Gold/silver deposits:
Gain on sale		3,937	10,700
Loss on sale		(446)	(2,389)
Loss on valuation		(26,224)	(83,316)
	~~W~~	(22,730)	(74,654)

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

20. Borrowings

Borrowings as of December 31, 2021 and 2020 are as follows:

	December 31, 2021			December 31, 2020
	Interest rate (%)		Amount	Interest rate (%)		Amount
Call money:
Korean won		~~W~~	-	0.35~ 0.45	~~W~~	620,000
Foreign currencies	-0.20~0.35		1,072,657	0.00~ 0.32		773,820
			1,072,657			1,393,820
Bill sold	0.00~1.47		9,032	0.00~ 1.10		10,706

Bonds sold under repurchase agreements:
Korean won	0.00~1.12		1,175	0.00~0.57		552
Foreign currencies	5.15		81,402	0.59~ 5.15		158,880
			82,577			159,432
Borrowings in Korean won:
Borrowings from Bank of Korea	0.25		5,150,101	0.25		5,207,892
Others	0.00~3.70		7,340,134	0.00~4.25		6,754,546
			12,490,235			11,962,438
Borrowings in foreign currencies:
Overdraft due to banks	0.00		42,412	0.00		72,590
Borrowings from banks	-0.49~1.34		4,772,245	0.00~7.50		5,247,144
Sub-lease	0.00		9,994	0.00		8,976
Others	0.18~0.45		1,865,903	0.23~0.49		1,538,590
			6,690,554			6,867,300
Deferred origination fees			(34)			(304)
		~~W~~	20,345,021		~~W~~	20,393,392

21. Debt securities issued

Debt securities issued as of December 31, 2021 and 2020 are as follows:

	December 31, 2021			December 31, 2020
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.79~8.00	~~W~~	24,680,890	0.67~8.00	~~W~~	22,370,890
Subordinated debt securities issued	2.20~4.60		3,860,125	2.20~4.60		3,200,125
Gain on fair value hedges			(122,069)			(63,652)
Discount on debt securities issued			(14,726)			(14,599)
			28,404,220			25,492,764
Debt securities issued in foreign currencies: Currency:
Debt securities issued	0.25~3.88		4,149,877	0.25~3.88		3,723,464
Subordinated debt securities issued	3.75~5.00		2,299,631	3.75~5.00		2,673,824
Gain on fair value hedges			130,392			309,880
Discount on debt securities issued			(27,258)			(28,946)
			6,552,642			6,678,222
		~~W~~	34,956,862		~~W~~	32,170,986

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

22. Defined benefit liabilities (assets)

The Bank operates a defined benefit pension system based on employees’ length of service. The Bank also trusts plan assets in trust companies, fund companies and other similar companies.

(a) Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Present value of defined benefit obligations	~~W~~	1,584,830	1,576,227
Fair value of plan assets		(1,703,164)	(1,590,977)
Net defined benefit assets	~~W~~	(118,334)	(14,750)

(b) Changes in the present value of defined benefit obligations

Changes in the present value of defined benefit obligations for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Beginning balance	~~W~~	1,576,227	1,495,581
Current service cost		124,827	128,226
Interest expense		47,385	41,904
Remeasurements (*1)(*2)		(73,914)	(36,779)
Benefits paid by the plan		(95,950)	(67,233)
Others		5,055	5,277
Past service cost		1,200	9,251
Ending balance	~~W~~	1,584,830	1,576,227

(*1) Remeasurements for the year ended December 31, 2021 consist of ~~W~~65,794 million of actuarial gain arising from changes in financial assumptions, ~~W~~8,120 million of actuarial gain arising from changes in experience adjustments.

(*2) Remeasurements for the year ended December 31, 2020 consist of ~~W~~39,143 million of actuarial gain arising from changes in financial assumptions, ~~W~~2,364 million of actuarial loss arising from changes in experience adjustments.

(c) Changes in the fair value of plan assets

Changes in the fair value of plan assets for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Beginning balance	~~W~~	1,590,977	1,445,985
Interest income		49,551	41,769
Remeasurements		(27,024)	(15,611)
Contributions paid into the plan		177,000	179,000
Benefits paid by the plan		(87,340)	(60,166)
Ending balance	~~W~~	1,703,164	1,590,977

(d) The amount of major categories of the fair value of plan assets as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Deposits	~~W~~	1,532,588	1,527,464
Others		170,576	63,513
	~~W~~	1,703,164	1,590,977

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

22. Defined benefit liabilities (continued)

(e) Actuarial assumptions as of December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020	Descriptions
Discount rate	3.48%	2.98%	AA0 Corporate bond yields
Future salary increasing rate	2.29% + Promotion rate	2.21% + Promotion rate	Average for 5 years

(f) Sensitivity analysis

Sensitivity analysis of the present value fluctuations of defined benefit obligations as of December 31, 2021 and 2020 are as follows:

	December 31, 2021
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	~~W~~	(146,268)	169,817
Future salary increasing rate		170,154	(149,198)

	December 31, 2020
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	~~W~~	(152,394)	177,769
Future salary increasing rate		177,341	(154,854)

(g) The maturity analysis of undiscounted retirement benefit payments for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		1 year or less	1 year~ 2 years or less	2 years~ 5 years or less	5 years~ 10 years or less	More than 10 years	Total
Salary payment amount	~~W~~	33,502	61,657	303,102	492,699	1,444,435	2,335,395

		December 31, 2020
		1 year or less	1 year~ 2 years or less	2 years~ 5 years or less	5 years~ 10 years or less	More than 10 years	Total
Salary payment amount	~~W~~	32,091	62,323	246,950	481,175	1,399,960	2,222,499

(h) The weighted-average duration of defined benefit obligations applied as of December 31, 2021 and 2020 are 10.3 years and 10.7 years, respectively.

(i) The Bank's estimated contribution will be ~~W~~ 127,000 million as of December 31, 2022.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

23. Provisions

(a) Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Loan commitments and other liabilities for credit			Financial guarantee contracts			Total
		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
			Credit-unimpaired financial asset	Credit-impaired financial asset		Credit-unimpaired financial asset	Credit-impaired financial asset
Beginning balance	~~W~~	64,862	13,125	-	107,469	6,779	1,448	193,683
Transfer to 12-month expected credit losses		3,960	(3,960)	-	1,769	(1,769)	-	-
Transfer to lifetime expected credit losses		(3,003)	3,003	-	(2,108)	2,943	(835)	-
Transfer to impaired financial asset		(54)	(75)	129	-	-	-	-
Provision (reversal)		(19,344)	(2,477)	(129)	85	(235)	(662)	(22,762)
Foreign exchange movements		1,638	119	-	1,370	374	130	3,631
Others (*)		-	-	-	(7,897)	(984)	73	(8,808)
Ending balance	~~W~~	48,059	9,735	-	100,688	7,108	154	165,744

(*) Other changes are mainly due to newly issued financial guarantee contracts recognized at their fair values, termination, effect of discount rate changes, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

23. Provisions (continued)

(a) Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2021 and 2020 are as follows: (continued)

		December 31, 2020
		Loan commitments and other liabilities for credit			Financial guarantee contracts			Total
		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
			Credit-unimpaired financial asset	Credit-impaired financial asset		Credit-unimpaired financial asset	Credit-impaired financial asset
Beginning balance	~~W~~	49,104	11,677	6	95,845	5,032	1,857	163,521
Transfer to 12-month expected credit losses		3,593	(3,593)	-	1,026	(1,026)	-	-
Transfer to lifetime expected credit losses		(1,980)	1,980	-	(2,222)	2,222	-	-
Transfer to impaired financial asset		(54)	(104)	158	-	-	-	-
Provision (reversal)		15,115	3,293	(164)	3,003	1,026	(378)	21,895
Foreign exchange movements		(916)	(128)	-	(1,282)	(229)	(112)	(2,667)
Others (*)		-	-	-	11,099	(246)	81	10,934
Ending balance	~~W~~	64,862	13,125	-	107,469	6,779	1,448	193,683

(*) Other changes are mainly due to newly issued financial guarantee contracts recognized at their fair values, termination, effect of discount rate changes, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

23. Provisions (continued)

(b) Changes in other provisions for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Asset retirement	Litigation	Non-financial guarantee contracts	Others	Total
Beginning balance	~~W~~	40,884	8,892	20,817	107,469	178,062
Provision (reversal)		6,779	(672)	3,671	79,421	89,199
Provision used		(2,415)	(5,107)	-	(5,092)	(12,614)
Foreign exchange movements		-	-	1,165	(634)	531
Others (*)		3,614	-	(1)	311	3,924
Ending balance	~~W~~	48,862	3,113	25,652	181,475	259,102

(*) This is the effect of changing the discount rate.

		December 31, 2020
		Asset retirement	Litigation	Non-financial guarantee contracts	Others	Total
Beginning balance	~~W~~	39,089	5,895	24,240	43,290	112,514
Provision (reversal)		1,344	3,046	(2,425)	64,598	66,563
Provision used		(920)	(49)	-	(3,023)	(3,992)
Foreign exchange movements		-	-	(989)	682	(307)
Others (*)		1,371	-	(9)	1,922	3,284
Ending balance	~~W~~	40,884	8,892	20,817	107,469	178,062

(*) This is the effect of changing the discount rate.

(c) Asset retirement obligation liabilities

Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which are discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of the lease contract. Such costs are reasonably estimated using the average lease period and the average restoration expenses. The average lease period is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

24. Other liabilities

Other liabilities as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Accounts payable	~~W~~	7,265,027	4,912,083
Borrowing from trust account		5,480,533	5,370,765
Accrued expenses		1,744,875	1,782,829
Liability incurred by agency relationship		1,191,097	1,239,226
Domestic exchange settlement payable		1,811,741	5,676,750
Lease liabilities (*)		293,662	322,480
Agency business income		875,734	780,505
Guarantee deposits received		228,587	447,793
Foreign exchange settlement payables		221,521	258,818
Suspense payable		24,911	38,821
Unearned income		54,889	62,778
Withholding value-added tax and other taxes		127,830	121,046
Sundry liabilities		161,302	161,995
Present value discount		(9,077)	(13,513)
	~~W~~	19,472,632	21,162,376

(*) For the year ended December 31, 2021, expenses for the variable lease payments that are not included in the measurement of lease liabilities amount to ~~W~~ 79 million, the cash outflows from lease liabilities amount to ~~W~~ 178,686 million, and interest expense on lease liabilities amount to ~~W~~ 4,505 million. Expenses for variable lease payments not included in the measurement of lease liabilities for the year ended December 31, 2020 amount to ~~W~~ 114 million, cash outflows from lease liabilities amount to ~~W~~ 175,281 million, and interest expense on lease liability amounts to ~~W~~ 5,919 million.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

25. Equity

(a) Equity as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Capital stock:
Common stock	~~W~~	7,928,078	7,928,078
Other equity instruments:
Hybrid bonds		1,586,662	1,586,662
Capital surplus:
Share premium		398,080	398,080
Capital adjustments:
Stock options		3,702	7,745
Others		2,990	403
		6,692	8,148
Accumulated other comprehensive income (loss):
Net change in fair value of financial instruments at FVOCI		(220,508)	83,023
Foreign currency translation differences for foreign operations		(45,998)	(70,921)
Remeasurements of defined benefit plans		(256,163)	(290,159)
		(522,669)	(278,057)
Retained earnings:
Legal reserve (*1)		2,437,255	2,254,638
Voluntary reserve (*2)		13,518,553	12,738,659
Other reserve (*3)		156,327	135,023
Unappropriated retained earnings (*4)		2,064,685	1,753,815
		18,176,820	16,882,135
	~~W~~	27,573,663	26,525,046

(*1) According to the Article 40 of the Banking Act, the Bank is required to appropriate an amount equal to a minimum of 10% of cash dividends paid for each accounting period as a legal reserve, until such reserve equals 100% of issued capital. The legal reserve is only available to be used to reduce accumulated deficit or transfer to capital stock.

(*2) The amounts include a regulatory reserve for loan loss of ~~W~~2,276,212 million and ~~W~~2,195,634 million as of December 31, 2021 and 2020, respectively. The amounts also include asset revaluation surplus of ~~W~~355,898 million as of both December 31, 2021 and 2020.

(*3) Other reserve is established according to the laws applicable to some overseas branches and it may be used only to reduce their deficit.

(*4) The amounts include the expected provision for regulatory reserve of loan loss of ~~W~~199,666 million and ~~W~~80,578 million as of December 31, 2021 and 2020, respectively.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won, except for share data)

25. Equity (continued)

(b) Capital stock

Capital stock as of December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
Number of authorized shares	2,000,000,000 shares	2,000,000,000 shares
Par value per share in won	~~W~~5,000	~~W~~5,000
Number of issued shares outstanding	1,585,615,506 shares	1,585,615,506 shares

(c) Hybrid bonds

Hybrid bonds as of December 31, 2021 and 2020 are as follows:

			Book value
Date of issuance	Date of maturity		December 31, 2021	December 31, 2020	Interest rate (%)
Hybrid bonds issued in Korean won:
June 7, 2013	June 7, 2043	~~W~~	299,568	299,568	4.63
June 29, 2017	Perpetual bond		129,701	129,701	3.33
June 29, 2017	Perpetual bond		69,844	69,844	3.81
October 15, 2018	Perpetual bond		199,547	199,547	3.70
February 25, 2019	Perpetual bond		299,327	299,327	3.30
February 25, 2020	Perpetual bond		239,459	239,459	2.88
February 25, 2020	Perpetual bond		49,888	49,888	3.08
November 5, 2020	Perpetual bond		299,328	299,328	2.87
		~~W~~	1,586,662	1,586,662
Dividends on hybrid bond holders		~~W~~	55,248	44,529
Weighted average interest rate (%)			3.48	3.44

The above hybrid bonds are subject to early redemption option after five years or ten years from the date of issuance, and the maturity can be extended under the same condition at the maturity date.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

25. Equity (continued)

(d) Changes in accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Items that are or may be reclassified to profit or loss		Items that will not be reclassified to profit or loss
		Net change in fair value of financial assets at FVOCI	Foreign currency translation differences for foreign operations	Net change in fair value of financial assets at FVOCI	Remeasur-ements of the defined benefit plans	Total
Beginning balance	~~W~~	71,467	(70,921)	11,556	(290,159)	(278,057)
Change due to fair value measurement		(434,854)	-	23,156	-	(411,698)
Change due to impairment		11,155	-	-	-	11,155
Change due to disposal		(74,939)	-	-	-	(74,939)
Effect of hedge accounting		10,627	(37,527)	-	-	(26,900)
Effect of foreign currency movements		-	71,904	674	-	72,578
Remeasurements of defined benefit obligations		-	-	-	46,890	46,890
Amounts transferred from retained earnings		-	-	45,518	-	45,518
Effect of tax		134,203	(9,454)	(19,071)	(12,894)	92,784
Ending balance	~~W~~	(282,341)	(45,998)	61,833	(256,163)	(522,669)

		December 31, 2020
		Items that are or may be reclassified to profit or loss		Items that will not be reclassified to profit or loss
		Net change in fair value of financial assets at FVOCI	Foreign currency translation differences for foreign operations	Net change in fair value of financial assets at FVOCI	Remeasur-ements of the defined benefit plans	Total
Beginning balance	~~W~~	97,050	(46,627)	(14,245)	(305,506)	(269,328)
Change due to fair value measurement		39,102	-	(3,514)	-	35,588
Change due to impairment		(3,757)	-	-	-	(3,757)
Change due to disposal		(66,238)	-	-	-	(66,238)
Effect of hedge accounting		(4,394)	31,239	-	-	26,845
Effect of foreign currency movements		-	(64,748)	723	-	(64,025)
Remeasurements of defined benefit obligations		-	-	-	21,168	21,168
Amounts transferred from retained earnings		-	-	38,379	-	38,379
Effect of tax		9,704	9,215	(9,787)	(5,821)	3,311
Ending balance	~~W~~	71,467	(70,921)	11,556	(290,159)	(278,057)

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won, except for par value per share, dividend per share and earnings per share)

25. Equity (continued)

(e) The appropriation of retained earnings for the year ended December 31, 2021, is expected to be appropriated at the shareholders’ meeting on March 23, 2022. The appropriation date for the year ended December 31, 2020, was March 24, 2021.

Separate statements of appropriation of retained earnings for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	-	-
Transfer from other comprehensive income through the sale of securities at FVOCI		(33,001)	(27,826)
Interest on hybrid bond		(55,248)	(44,529)
Profit for the year		2,152,934	1,826,170
		2,064,685	1,753,815
Transfer from reserves:
Voluntary reserve		10,607,590	9,908,273
		12,672,275	11,662,088
Appropriation of retained earnings:
Legal reserve		215,294	182,617
Regulatory reserve for loan loss		199,666	80,578
Other reserve		19,577	21,304
Voluntary reserves		11,337,738	10,607,589
Dividends on common stock		900,000	770,000
(Dividend per share in won: 2021: ~~W~~567.60 (11.35%) 2020: ~~W~~485.62 (9.71%)
		12,672,275	11,662,088
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	-	-

(f) Dividends

Dividends of common stock for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Number of issued shares outstanding		1,585,615,506	1,585,615,506
Par value per share in won	~~W~~	5,000	5,000
Dividend rate per share		11.35%	9.71%
Dividend per share in won	~~W~~	567.60	485.62

(g) Dividend payout ratio

Dividend payout ratio for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Dividends	~~W~~	900,000	770,000
Profit for the year		2,152,934	1,826,170
Dividend payout ratio to profit for the year		41.80%	42.16%
Profit for the year adjusted for regulatory reserve for loan loss		1,953,268	1,745,592
Dividend payout ratio to profit for the year adjusted for regulatory reserve for loan loss		46.08%	44.11%

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won, except for par value per share, dividend per share and earnings per share)

26. Regulatory reserve for loan loss

The Bank should calculate and disclose regulatory reserve for loan loss, in accordance with the Article 29-1 and 29-2 of Regulation on Supervision of Banking Business.

(a)	The regulatory reserve for loan loss for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Regulatory reserve for loan loss	~~W~~	2,276,212	2,195,634
Provision for regulatory reserve for loan loss		199,666	80,578
	~~W~~	2,475,878	2,276,212

(b) Provision for regulatory reserve for loan loss and adjusted profit after reflecting regulatory reserve for loan loss

Provision for regulatory reserve for loan loss and adjusted profit after reflecting regulatory reserve for loan loss for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Provision for regulatory reserve for loan loss	~~W~~	199,666	80,578
Adjusted profit after reflecting regulatory reserve for loan loss(*)		1,953,268	1,745,592
Adjusted earnings per share after reflecting regulatory reserve for loan loss in won		1,197	1,073

(*) The adjusted reserve which reflects abovementioned loan loss is not based on K-IFRS and is calculated by assuming that the provisions of loan loss before income tax effects are reflected in profit for the year.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

27. Net interest income

(a) Net interest income for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Interest income:
Cash and due from banks	~~W~~	11,577	33,297
Securities at FVTPL		163,509	197,508
Securities at FVOCI		506,877	555,424
Securities at amortized cost		384,372	396,717
Loans (*1)		7,282,071	7,356,323
Others		38,574	51,810
		8,386,980	8,591,079
Interest income from impaired financial assets		15,897	19,170

Interest expense (*2):
Deposits		1,857,093	2,465,749
Borrowings		134,658	206,379
Debt securities issued		525,261	645,268
Others		32,125	39,124
		2,549,137	3,356,520
Net interest income	~~W~~	5,837,843	5,234,559

(*1) Includes interest income from loans at FVTPL of ~~W~~8,362 million and ~~W~~9,440 million, respectively for the years ended December 31, 2021 and 2020.

(*2) There is no interest expense for loans at FVTPL for the years ended December 31, 2021 and 2020.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

28. Net fees and commission income

Net fees and commission income for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Fees and commission income:
Credit placement fees	~~W~~	62,691	83,462
Commission received as electronic charge receipt		149,859	143,074
Brokerage fees		92,693	88,534
Commission received as agency		269,198	297,449
Investment banking fees		108,836	106,478
Commission received in foreign exchange activities		112,452	110,504
Asset management fees from trust accounts		204,936	187,221
Guarantee fees		79,868	76,239
Others		128,575	111,749
		1,209,108	1,204,710
Fees and commission expense:
Credit-related fees		35,382	43,475
Brand-related fees		42,279	42,279
Service-related fees		44,004	45,162
Trading and brokerage fees		8,093	8,274
Commission paid in foreign exchange activities		20,466	21,646
Others		107,862	81,778
		258,086	242,614
Net fees and commission income	~~W~~	951,022	962,096

29. Dividend income

Dividend income for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020

Securities at FVTPL	~~W~~	593	774
Securities at FVOCI (*)		16,399	16,193
	~~W~~	16,992	16,967

(*) Dividend income for stocks disposed for the years ended December 31, 2021 and 2020 is ~~W~~ 840 million and ~~W~~ 1,529 million , respectively

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

30. Gain and loss on financial instruments at fair value through profit or loss

Gain and loss on financial instruments at FVTPL for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Financial instruments at FVTPL
Debt:
Gain on valuation of debt securities	~~W~~	209,183	144,039
Gain on sale of debt securities		42,668	72,680
Loss on valuation of debt securities		(107,024)	(31,262)
Loss on sale of debt securities		(71,783)	(46,178)
Others		156,862	98,897
		229,906	238,176
Equity:
Gain on valuation of equity securities		11,395	4,146
Gain on sale of equity securities		13,857	5,736
Loss on valuation of equity securities		(1,421)	(5,968)
Loss on sale of equity securities		(4,333)	(635)
		19,498	3,279
Gold/silver:
Gain on valuation of gold/silver deposits		9,316	22,690
Gain on sale of gold/silver deposits		3,937	10,701
Loss on valuation of gold/silver deposits		(26,224)	(83,316)
Loss on sale of gold/silver deposits		(446)	(2,389)
		(13,417)	(52,314)
Loans at FVTPL:
Gain on valuation of loans		2,824	7,818
Gain on sale of loans		14,698	11,792
Loss on valuation of loans		(3,252)	(2,905)
Loss on sale of loans		(3,163)	(2,678)
		11,107	14,027
		247,094	203,168

Derivatives
Foreign currency related:
Gain on valuation and transaction		8,017,928	10,240,087
Loss on valuation and transaction		(7,891,509)	(10,190,905)
		126,419	49,182
Interest rates related:
Gain on valuation and transaction		756,620	542,604
Loss on valuation and transaction		(753,133)	(612,139)
		3,487	(69,535)
Equity related:
Gain on valuation and transaction		10,988	24,995
Loss on valuation and transaction		(17,511)	(36,155)
		(6,523)	(11,160)
Commodity related:
Gain on valuation and transaction		8,752	27,864
Loss on valuation and transaction		(13,432)	(6,643)
		(4,680)	21,221
		118,703	(10,292)
Net gain on financial instruments at FVTPL	~~W~~	365,797	192,876

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

31. General and administrative expenses

General and administrative expenses for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Employee benefits:
Short and long term employee benefits	~~W~~	1,753,180	1,658,946
Post-employee defined benefits		123,903	137,649
Post-employee defined contributions		259	261
Termination benefits		128,534	77,716
		2,005,876	1,874,572
Amortization:
Depreciation		109,842	113,046
Amortization of intangible assets		47,108	42,167
Depreciation of right-of-use assets		189,475	194,645
		346,425	349,858
Other general and administrative expenses:
Rent		49,713	46,021
Service contract expenses		222,054	234,518
Taxes and dues		80,658	84,626
Advertising		95,466	76,041
Electronic data processing expenses		49,974	48,242
Others		155,949	150,594
		653,814	640,042
	~~W~~	3,006,115	2,864,472

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

32. Share-based payments

(a) Stock options granted as of December 31, 2021 are as follows:

7th grant
Grant date	March 19, 2008
Exercise price in won	~~W~~49,053
Number of shares granted	332,850
Contractual exercise Period	2017.05.18 ~ 2021.05.17 2017.09.18 ~ 2021.09.17
Changes in number of shares granted:
Outstanding at December 31, 2020	21,474
Exercised	21,474
Outstanding at December 31, 2021	-
Fair value	-

(b) Equity-settled share-based payments

i) Equity-settled share-based payments as of December 31, 2020 are as follows:

Contents
Type	Equity-settled share-based payment(*)
Service period	Upon appointment and promotion since January 1, 2014 (Within 1 year from grant date)
Performance conditions	Linked to relative stock price (20.0%) and management index for 4 years (80.0%)

(*) The Bank granted shares of Shinhan Financial Group. According to the commitment, the amount that the Bank pays to the Shinhan Financial Group is recognized as liabilities, and the difference between the amount recognized as liabilities and the compensation cost based on equity-settled share-based payments is recognized in equity.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

32. Share-based payments (continued)

(b) Equity-settled share-based payments (continued)

ii) Granted shares and the fair value of grant date as of December 31, 2021 are as follows:

Grant date	Grant shares	Fair value (*1) (in won)	Estimated shares (*2)
March 18, 2015	16,800	42,650	13,300
May 22, 2015	5,300	42,800	3,251
January 1, 2016	211,500	39,000	25,600
January 1, 2017	217,300	45,300	12,066
January 23, 2017	2,700	45,600	2,536
March 7, 2017	17,400	46,950	14,300
January 1, 2018	225,070	49,400	209,317
January 24, 2018	1,275	52,700	983
January 1, 2019	296,226	39,600	249,481
March 26, 2019	23,410	42,750	16,354
April 1, 2019	3,696	43,750	2,525
June 1, 2019	2,839	44,450	1,471
July 4, 2019	7,392	44,450	3,324
July 8, 2019	3,696	43,650	1,626
	1,034,603		556,134

(*1) The fair value per share is evaluated based on the closing price of Shinhan Financial Group at each grant date. As of December 31, 2021, the fair value per share data evaluated by Shinhan Financial Group amounted to ~~W~~36,800.

(*2) Grant shares at grant date were adjusted pursuant to increase rate of stock price (20.0%) and achievement of target ROE (80.0%) based on standard quantity applicable to the days of service among specified period of service, which allows the determination of acquired quantity at the end of the operation period.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

32. Share-based payments (continued)

(c) Details of performance-based stock compensation as of December 31, 2021 are as follows:

	Expired	Not expired

Type	Cash-settled share-based payment

Performance conditions	Relative stock price linked (20.0%), management index (60.0%), and prudential index (20.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Grant shares	635,562

Estimated number of shares vested at December 31, 2021	-	552,532

Fair value per share in Korean won	36,800

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

(d) Stock compensation costs calculated for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Compensation costs recorded for the year	~~W~~	13,232	6,077

(e) Accrued expenses of the stock compensation costs and residual compensation costs as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Accrued expenses	~~W~~	39,630	40,171

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

33. Net other operating income (expenses)

Net other operating expenses for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Other operating income
Gain on sale of assets:
Loans at amortized cost	~~W~~	11,860	2,296
Written-off loans		-	11,920
		11,860	14,216
Others:
Gain on hedge activity from hedged items		289,733	50,805
Gain on hedge activity from hedging instruments		16,421	284,814
Reversal of allowance for acceptances and guarantee		-	2,425
Reversal of other allowance		-	-
Others		48,518	25,811
		354,672	363,855
		366,532	378,071
Other operating expense
Loss on sale of assets:
Loans at amortized cost		-	18,003
Others:
Loss on hedge activity from hedged items		19,359	279,071
Loss on hedge activity from hedging instruments		294,567	51,805
Provision of allowance for acceptances and guarantee		3,671	-
Provision for other allowance		4,894	6,678
Contribution to fund		388,765	358,956
Deposit insurance fee		388,552	328,628
Others		217,680	231,675
		1,317,488	1,256,813
		1,317,488	1,274,816
Net other operating expenses	~~W~~	(950,956)	(896,745)

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

34. Net non-operating income (expenses)

Net non-operating income (expenses) for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Non-operating income
Gain on sale of assets:
Property and equipment	~~W~~	280	25,599
Non-current assets held for sale		15,786	1,013
		16,066	26,612
Investments in associates:
Dividend income		15,508	13,031
Gain from disposition		2,215	915
		17,723	13,946
Others:
Rental income on investment property		24,236	27,460
Others		32,137	26,748
		56,373	54,208
		90,162	94,766
Non-operating expenses
Loss on sale of assets:
Property and equipment		36	3
Investments in associates:
Impairment loss		56,022	56,789
Others:
Investment properties depreciation		12,248	11,546
Donations		42,124	64,493
Impairment loss on intangible assets		-	27,133
Others		246,424	98,431
		300,796	201,603
		356,854	258,395
Net non-operating income (expenses)	~~W~~	(266,692)	(163,629)

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

35. Operating revenue

Operating revenue for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Interest income	~~W~~	8,386,980	8,591,079
Fees and commission income		1,209,108	1,204,710
Dividend income		16,992	16,967
Net gain on financial instruments at FVTPL		9,259,028	11,214,049
Foreign currencies transaction gain		2,864,594	2,198,348
Net gain on financial instruments at FVOCI		71,018	202,943
Net gain on financial instruments at amortized cost		24	-
Reversal of provisions for acceptances and guarantees		811	2,425
Reversal of provisions for unused loan commitments		21,950	-
Other operating income		366,532	375,646
	~~W~~	22,197,037	23,806,167

36. Income tax expense

(a) The components of income tax expense for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Current income tax expense	~~W~~	660,404	635,878
Deferred taxes arising from changes in temporary differences		(16,049)	(35,108)
Deferred taxes arising from utilization of expired unused tax losses		14,522	33,819
Tax adjustment charged or credited directly to equity		94,317	672
Income tax expense	~~W~~	753,194	635,261

(b) Income tax expense calculated by applying statutory tax rates to the Bank’s taxable income differs from the actual tax expense in the separate statements of comprehensive income for the years ended December 31, 2021 and 2020 for the following reasons:

		December 31, 2021	December 31, 2020
Profit before income tax	~~W~~	2,906,128	2,461,431
Statutory tax rate		27.50%	27.50%
Income tax expense at statutory tax rates		788,823	666,532
Adjustments:
Non-taxable income		(476)	(579)
Non-deductible expense		6,855	7,603
Decrease resulting from consolidated corporate tax system		(34,142)	(46,567)
Income tax paid (refund)		6,281	(1,284)
Others (impact of tax rate change, etc.)		(14,147)	9,556
Income tax expense	~~W~~	753,194	635,261
Effective tax rate		25.92%	25.81%

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

36. Income tax expense (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Beginning Balance	Profit or loss	Other comprehensive income(loss)	Ending balance
Accrued income	~~W~~	(167,249)	(19,107)	-	(186,356)
Accounts receivable		(29,158)	2,498	-	(26,660)
Securities at FVTPL		137,285	(11,523)	-	125,762
Investments in associates and subsidiaries		40,867	18,172	-	59,039
Deferred loan origination costs and fees		(138,091)	(12,016)	-	(150,107)
Revaluation and depreciation on property and equipment		(113,038)	(749)	-	(113,787)
Derivative liabilities		(27,476)	(61,007)	-	(88,483)
Deposits		27,632	(3,202)	-	24,430
Accrued expenses		57,554	(86)	-	57,468
Defined benefit obligations		402,461	24,211	(20,327)	406,345
Plan assets		(429,598)	(46,204)	7,432	(468,370)
Other provisions		64,689	15,398	-	80,087
Allowance for guarantees and acceptance		37,541	(801)	-	36,740
Allowance for advanced depreciation		(48,712)	-	-	(48,712)
Allowance for expensing depreciation		(337)	64	-	(273)
Net change in fair value of securities at FVOCI		(31,491)	-	115,132	83,641
Donation payables		16,562	19,552	-	36,114
Allowance and bad debt		(1,557)	1,899	-	342
Compensation expenses associated with stock option		22	-	-	22
Fictitious dividends		16,168	445	-	16,613
Others		113,706	12,361	(7,920)	118,147
	~~W~~	(72,220)	(60,095)	94,317	(37,998)
Expired unused tax losses
Appropriation by extinctive prescription of deposit	~~W~~	265,886	(14,522)	-	251,364
Temporary differences not qualified for deferred tax assets or liabilities
Investments in associates and Subsidiaries (*)		24,044	18,172	-	42,216
	~~W~~	169,622	(92,789)	94,317	171,150

    (*) The effect of corporate tax by equity method evaluation is reasonably estimated by each investment company of the associates considering the applicable amount and feasibility of deferred tax.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

36. Income tax expense (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2021 and 2020 are as follows: (continued)

		December 31, 2020
		Beginning Balance	Profit or loss	Other comprehensive income(loss)	Ending balance
Accrued income	~~W~~	(167,178)	(71)	-	(167,249)
Accounts receivable		(26,404)	(2,754)	-	(29,158)
Securities at FVTPL		144,433	(7,148)	-	137,285
Investments in associates and subsidiaries		27,182	13,685	-	40,867
Deferred loan origination costs and fees		(137,164)	(927)	-	(138,091)
Revaluation and depreciation on property and equipment		(111,286)	(1,752)	-	(113,038)
Derivative liabilities		(67,853)	40,377	-	(27,476)
Deposits		30,641	(3,009)	-	27,632
Accrued expenses		59,975	(2,421)	-	57,554
Defined benefit obligations		379,599	32,977	(10,115)	402,461
Plan assets		(393,311)	(40,580)	4,293	(429,598)
Other provisions		40,992	23,697	-	64,689
Allowance for guarantees and acceptance		34,918	2,623	-	37,541
Allowance for advanced depreciation		(48,713)	1	-	(48,712)
Allowance for expensing depreciation		(401)	64	-	(337)
Net change in fair value of securities at FVOCI		(31,409)	-	(82)	(31,491)
Donation payables		36,711	(20,149)	-	16,562
Allowance and bad debt		(1,557)	-	-	(1,557)
Compensation expenses associated with stock option		30	(8)	-	22
Fictitious dividends		1,217	14,951	-	16,168
Others		106,615	515	6,576	113,706
	~~W~~	(122,963)	50,071	672	(72,220)
Expired unused tax losses
Appropriation by extinctive prescription of deposit	~~W~~	299,705	(33,819)	-	265,886
Temporary differences not qualified for deferred tax assets or liabilities
Investments in associates and Subsidiaries (*)		8,427	15,617	-	24,044
	~~W~~	168,315	635	672	169,622

(*) The effect of corporate tax by equity method evaluation is reasonably estimated by each investment company of the associates considering the applicability amount and feasibility of deferred tax.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

36. Income tax expense (continued)

(d) Changes in tax effects that are directly charged or credited to equity for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021		December 31, 2020		Changes in tax effects
		Amount before tax	Tax effects	Amount before tax	Tax effects
Net change in fair value of securities at FVOCI	~~W~~	(304,149)	83,641	114,514	(31,491)	115,132
Foreign currency translation differences for foreign operations		(63,445)	17,447	(97,822)	26,901	(9,454)
Remeasurements of defined benefit plans		(353,329)	97,165	(400,219)	110,060	(12,895)
Capital adjustments		5,106	(1,404)	10,683	(2,938)	1,534
	~~W~~	(715,817)	196,849	(372,844)	102,532	94,317

		December 31, 2020		December 31, 2019		Changes in tax effects
		Amount before tax	Tax effects	Amount before tax	Tax effects
Net change in fair value of securities at FVOCI	~~W~~	114,514	(31,491)	114,214	(31,409)	(82)
Foreign currency translation differences for foreign operations		(97,822)	26,901	(64,313)	17,686	9,215
Remeasurements of defined benefit plans		(400,219)	110,060	(421,387)	115,882	(5,822)
Capital adjustments		10,683	(2,938)	1,088	(299)	(2,639)
	~~W~~	(372,844)	102,532	(370,398)	101,860	672

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won, except for earnings per share)

36. Income tax expense (continued)

(e) The current tax assets and liabilities as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Current tax assets:
Prepaid income taxes	~~W~~	8,641	2,363

Current tax liabilities:
Payable due to consolidated tax system		270,804	216,423
Income taxes payables		14,318	15,859
	~~W~~	285,122	232,282

(f) The deferred tax assets / liabilities and current tax assets / liabilities presented on a gross basis prior to any offsetting as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Deferred tax assets	~~W~~	2,183,834	2,508,233
Deferred tax liabilities		2,012,684	2,338,611
Current tax assets		345,780	364,382
Current tax liabilities		622,261	594,301

37. Earnings per share

(a) Earnings per share

Earnings per share for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Profit for the year	~~W~~	2,152,934	1,826,170
Less: dividends on hybrid bonds		(55,248)	(44,529)
Profit available for common stock	~~W~~	2,097,686	1,781,641
Weighted average number of common shares outstanding		1,585,615,506 shares	1,585,615,506 shares
Basic and diluted earnings per share in won	~~W~~	1,323	1,124

Considering that the Bank had no dilutive potential common shares and that stock options are not included in the calculation of diluted earnings per share because they are anti-dilutive for the reporting periods presented, diluted earnings per share equal to basic earnings per share for the years ended December 31, 2021 and 2020.

(b) Weighted average number of common shares outstanding

Weighted average number of common shares outstanding as of December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
Number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares
Weight	365/365	366/366
Weighted average number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

38. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Guarantees:
Guarantee outstanding	~~W~~	11,166,765	10,698,475
Contingent guarantees		4,561,758	3,296,043
ABS and ABCP purchase commitments		5,500,310	5,432,808
		21,228,833	19,427,326
Commitments to extend credit:
Loan commitments in Korean won		80,030,506	79,073,862
Loan commitments in foreign currencies		15,582,891	15,118,470
Others		3,562,678	2,970,548
		99,176,075	97,162,880
Endorsed bills:
Secured endorsed bills		8,199	1,650
Unsecured endorsed bills		7,683,165	7,324,559
		7,691,364	7,326,209
	~~W~~	128,096,272	123,916,415

(b) Provision for acceptances and guarantees

Allowance for acceptances and guarantees, as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Guarantees outstanding	~~W~~	11,166,765	10,698,475
Contingent guarantees		4,561,758	3,296,043
ABS and ABCP purchase commitments		5,500,310	5,432,808
Secured endorsed bills		8,199	1,650
	~~W~~	21,237,032	19,428,976
Allowance for acceptances and guarantees	~~W~~	133,602	136,513
Ratio (%)		0.63	0.70

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

38. Commitments and contingencies (continued)

(c) Legal contingencies

Pending litigations in which the Bank is involved as a defendant as of December 31, 2021 and 2020 are as follows:

December 31, 2021
Case	Number of claims		Claim amount	Description	Status
Deposit return	1	~~W~~	4,606	The plaintiff alleges that the Bank has canceled the money received in his account without his consent and requested the Bank to pay the deposit equivalent to the amount.	The Bank won the first and second order and the third order is ongoing as of December 31, 2021.
Check return	1		9,000

The plaintiff presented a total of nine checks (~~W~~9 billion in total) to the Bank. However, the payment was rejected due to the accident report (loss of check) from the Bank. Therefore, the plaintiff claimed to be the legitimate holder of the cashier's check in this case and requested the payment of the check against the Bank.

					The first order is ongoing as of December 31, 2021.
Return of unjust earning	1		33,096

The Plaintiff believes that the group of lenders including the Bank unfairly sold two oil drilling vessels that are the core assets for borrowers, and it caused losses to other bankruptcy creditors of the borrower. Therefore, the Plaintiff filed a lawsuit for damages.

					The first order is ongoing as of December 31, 2021.
Others	167		75,559	It includes various cases, such as compensation for loss claim.
	170	~~W~~	122,261

December 31, 2020
Case	Number of claims		Claim amount	Description	Status
Deposit return	1	~~W~~	4,606	The plaintiff alleges that the Bank has canceled the money received in his account without his consent and requested the Bank to pay the deposit equivalent to the amount.	The Bank won the first and second order and the third order is ongoing as of December 31, 2020.
Claim for the payment to execute the assignment order	1		7,099

For the deposits at the Bank owned by one of the debtors, the plaintiff has received a provisional seizure order, bond seizure and an assignment order that assigned the Bank as a third-party debtor. Accordingly, the plaintiff filed a claim against the Bank for the debt payment to execute the assignment order.

					The first order is ongoing as of December 31, 2020.
Others	157		82,348	It includes various cases, such as compensation for loss claim.
	159	~~W~~	94,053

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

38. Commitments and contingencies (continued)

(c) Legal contingencies (continued)

Pending litigations in which the Bank is involved as a defendant as of December 31, 2021 and 2020 are as follows (continued):

As of December 31, 2021, and 2020, the Bank recorded a provision of ~~W~~ 3,114 million and ~~W~~ 8,893 million for litigation for certain of the above lawsuits. Additional losses may be incurred from these legal actions besides the current provision established by the Bank, but the amount of loss is not expected to have a material adverse effect on the Bank’s separate financial statements.

(d) Principal guaranteed trusts or principal and interest guaranteed trusts

Book value of trusts with guarantee commitments of payments of principal or principal and interest as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Principal guarantee commitments:
Market evaluation form	~~W~~	2,758,204	2,879,836
Book value evaluation form		1,533,644	1,586,308
		4,291,848	4,466,144
Principal and interest guarantee commitments:
Book value evaluation form		1,781	1,763
	~~W~~	4,293,629	4,467,907
Principal in the money trusts	~~W~~	3,931,525	4,067,591
Accrued trust income		362,104	400,316

There may occur additional losses depending on the operating results of trust agreements. As of December 31, 2021, and 2020, no additional payments are required as per the operating results of trust agreements.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

38. Commitments and contingencies (continued)

(e) Others

In order to fulfill the obligations as of December 31, 2021 according to the decision on the dispute settlement committee of the Financial Supervisory Service and the resolution of the Board of Directors, the Bank recognized an estimated amount of damages for ￦289.9 billion that is highly likely to be paid as provisions for customer losses expected due to delay in redemption of Lime CI Fund, etc. The amount prepaid for liquidity provision in this regard was ~~W~~ 217.4 billion as of December 31, 2021.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

39. Statements of cash flows

(a) Cash and cash equivalents reported in the accompanying separate statements of cash flows as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Cash	~~W~~	4,032,166	1,635,696
Reserve deposits		9,624,230	16,711,286
Other deposits		3,849,677	4,453,049
Cash and due from banks		17,506,073	22,800,031
Less: Restricted due from banks		(11,162,833)	(19,196,541)
Less: Due with original maturities of more than three months		(171,643)	(857,405)
	~~W~~	6,171,597	2,746,085

(b) Significant non-cash activities for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Debt-equity swap	~~W~~	32,239	58,528
Accounts payable for purchase of property and equipment		3,797	2,258
Accounts payable for purchase of intangible assets		(137,058)	(137,475)
Recognition of right-of-use assets		160,431	141,093
Recognition of lease liabilities		142,312	127,110

(c) Changes in liabilities resulting from financing activities for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Derivative assets	Borrowings	Debentures	Lease liabilities	Total
Beginning balance	~~W~~	(252,187)	20,393,392	32,170,986	322,480	52,634,671
Changes in cash flows		1,652	(649,850)	2,541,518	(174,401)	1,718,919
Amortization		-	270	1,560	4,505	6,335
Net foreign currencies transaction loss		-	601,209	477,791	4,464	1,083,464
Changes in fair value of hedged items		-	-	(234,993)	-	(234,993)
Others		241,086	-	-	136,614	377,700
Ending balance	~~W~~	(9,449)	20,345,021	34,956,862	293,662	55,586,096

		December 31, 2020
		Derivative assets	Borrowings	Debentures	Lease liabilities	Total
Beginning balance	~~W~~	(54,234)	17,311,859	35,575,365	371,126	53,204,116
Changes in cash flows		359	3,080,918	(3,441,574)	(170,755)	(531,052)
Amortization		-	615	31,522	5,919	38,056
Net foreign currencies transaction loss		-	-	(187,003)	(1,462)	(188,465)
Changes in fair value of hedged items		-	-	192,676	-	192,676
Others		(198,312)	-	-	117,652	(80,660)
Ending balance	~~W~~	(252,187)	20,393,392	32,170,986	322,480	52,634,671

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions

(a) Significant balances with the related parties as of December 31, 2021 and 2020 are as follows:

Related party	Account		December 31, 2021	December 31, 2020
Subsidiaries
Shinhan Bank Europe GmbH	Cash and due from banks	~~W~~	2,975	16,461
	Loans		201,926	205,791
	Allowance for loan loss		(457)	(452)
	Other assets		98	93
	Deposits		42	98
	Borrowings		73,791	106,301
Shinhan Bank Cambodia	Cash and due from banks		19	20
	Loans		446,934	306,816
	Allowance for loan loss		(1,386)	(911)
	Other assets		1,101	1,248
	Borrowings		7,706	-
	Provisions		2	2
Shinhan Kazakhstan Bank	Cash and due from banks		624	279
Limited	Allowance for loan loss		(3)	(2)
	Other assets		280	312
	Provisions		567	367
Shinhan Bank Canada	Cash and due from banks		227	543
	Loans		13,959	81,064
	Allowance for loan loss		(49)	(166)
	Other assets		8	70
	Deposits		157	195
	Borrowings		11,049	5,533
Shinhan Bank China Limited	Cash and due from banks		26,059	18,486
	Loans		226,855	87,766
	Allowance for loan loss		(565)	(148)
	Other assets		545	84
	Deposits		5,002	3,763
	Borrowings		15,969	18,632
	Provisions		166	93

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2021 and 2020 are as follows: (continued)

Related party	Account	December 31, 2021	December 31, 2020

Subsidiaries (continued)

Shinhan Bank Japan	Cash and due from banks	~~W~~	31,220	88
	Loans		41,493	43,520
	Allowance for loan loss		(84)	(29)
	Other assets		8	7
	Deposits		3,680	5,104
	Borrowings		72,619	71,732
	Provisions		-	14
Shinhan Bank Vietnam Ltd.	Cash and due from banks		5,757	302
	Derivative assets		41	99
	Loans		38,882	37,975
	Allowance for loan loss		(15)	(8)
	Other assets		2,682	292
	Deposits		48,245	43,395
	Derivative liabilities		71	-
	Borrowings		380,229	429,443
	Provisions		428	340
	Other liabilities		2,372	-
PT Bank Shinhan Indonesia	Cash and due from banks		270	57
	Derivative assets		-	743
	Loans		304,674	342,284
	Allowance for loan loss		(950)	(696)
	Other assets		227	491
	Deposits		3,222	1,059
	Derivative liabilities		1,281	-
	Provisions		-	2
Shinhan Bank Mexico	Loans		128,745	112,717
	Allowance for loan loss		(399)	(969)
	Other assets		117	197
	Provisions		10	10
Trust accounts	Other liabilities		291,079	288,108
Structured entities	Financial assets at FVTPL		1,493,570	1,671,107
	Derivative assets		4,455	11,102
	Loans		75,132	14,393
	Allowance for loan loss		(71)	(18)
	Other assets		47,482	56,657
	Deposits		11,351	9,343
	Derivative liabilities		17,914	1,392
	Provisions		50,420	59,168
	Other liabilities		725	2,157

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2021 and 2020 are as follows: (continued)

Related party		Account		December 31, 2021		December 31, 2020
The parent company
Shinhan Financial Group	Current tax assets	~~W~~	2,510		81
	Deposits		3,964		3
	Current tax liabilities		270,804		216,423
	Other liabilities		53,484		42,339
Entities under common control
Shinhan Card Co., Ltd.	Derivative assets		1,521		27,672
	Loans		28,709		39,255
	Allowance for loan loss		(24)		(18)
	Other assets (*1)		7,449		6,359
	Deposits		27,905		81,186
	Derivative liabilities		23,185		-
	Provisions		493		123
	Other liabilities		30,155		25,029
Shinhan Investment Corp.	Cash and due from banks		-		14,967
	Derivative assets		4,208		12,187
	Loans		136,155		5,440
	Allowance for loan loss		(37)		(11)
	Other assets (*1)		24,645		24,437
	Deposits		629,843		830,888
	Derivative liabilities		3,718		1,651
	Provisions		492		536
	Other liabilities		36,606		44,137
Shinhan Life Insurance Co., Ltd.	Derivative assets		25,027		12,682
	Other assets		4		6
	Deposits		149,605		53,910
	Derivative liabilities		4,728		35,771
	Provisions		34		10
	Other liabilities		30,611		10,779
Shinhan Capital Co., Ltd.	Deposits		1,893		1,997
	Provisions		18		23
	Other liabilities		13,170		13,575
Jeju Bank	Loans		2,060		8,885
	Allowance for loan loss		(2)		(6)
	Other assets		-		1
	Deposits		2,604		3,118
	Other liabilities		2,139		2,139
Shinhan Credit Information	Deposits		4,890		5,510
Co., Ltd.	Other liabilities		2,529		2,267
Shinhan Alternative Investment Management Inc.	Deposits		28,435		6,853
Shinhan Asset Management Co., Ltd.	Other assets		1		-
	Deposits		101,605		89,087
	Other liabilities		751		766
Shinhan DS	Other assets		15,151		9,028
	Deposits		879		560
	Other liabilities		7,367		9,998
Shinhan Savings Bank	Other liabilities		9,126		8,987
Shinhan Aitas	Deposits		18,308		31,131
	Other liabilities		18		11

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2021 and 2020 are as follows: (continued)

Related party	Account		December 31, 2021	December 31, 2020
Entities under common control (continued)
Shinhan AI	Other assets	~~W~~	28	-
	Deposits		7	160
	Other liabilities		2,090	1,992
Shinhan REITs Management	Deposits		443	301
Asia Trust Co., Ltd.	Loans		3,235	1,929
	Deposits		226,576	184,260
	Other liabilities		377	148
Shinhan Venture Investment Co., Ltd.	Deposits		6,496	-
One Shinhan Connect's Investment Fund No.1	Deposits		63,557	-
Investments in associates and associates of entities under common control
BNP Paribas Cardif Life Insurance Co., Ltd.	Deposits		14,870	13,941
BNP Paribas Cardif General Insurance	Deposits		1,455	41
Dream High Fund III	Deposits		4	4
Partners 4th Growth Investment Fund	Deposits		10,096	2,802
Snowball Investment Fund 2nd	Deposits		350	1,739
ICSF (The Korea’s Information Center for Savings & Finance)	Deposits		16	7
KOREA FINANCE SECURITY	Deposits		457	568
Hermes Private Investment Equity Fund	Deposits		246	352
Korea Credit Bureau	Deposits		1,394	2,088
Goduck Gangil1 PFV Co., Ltd	Loans		12,000	24,000
	Allowance for loan loss		(52)	(71)
SBC PFV Co., Ltd	Deposits		33,278	8,011
Sprott Global Renewable Private Equity Fund I	Deposits		176	258
IMM Investment Fund	Loans		800	800
	Allowance for loan loss		(3)	(2)
	Deposits		21,543	10,820
Goduck Gangil10 PFV Co., Ltd	Loans		7,600	9,400
	Allowance for loan loss		(24)	(19)
	Deposits		72,740	2,718

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2021 and 2020 are as follows: (continued)

Related party	Account		December 31, 2021	December 31, 2020
Investments in associates and associates of entities under common control (continued)
Shinhan Global Healthcare Fund 1I	Deposits	~~W~~	1	1
COSPEC BIM tech (*2)	Loans		-	151
	Allowance for loan loss		-	(95)
	Deposits		-	1
IMM Special Situation Private Equity Fund(the number two of one)	Deposits		23	117
NV Station Private Equity Fund	Deposits		41	100
Korea Digital Asset Custody	Deposits		526	-
SW-S Fund	Deposits		115	-
WaveTechnology co.Ltd	Deposits		99	-
iPixel Co., Ltd	Loans		55	-
	Deposits		651	-
CJL Private Equity Fund I	Deposits		779	-
EDNCENTRAL Co.,Ltd.	Deposits		1	-
Nova New Technology Investment Fund No.1	Deposits		357	-
Key management personnel
	Loans		6,150	5,146
	Allowance for loan loss		(1)	(2)
	Provisions		1	1

(*1) Includes right-of-use assets

(*2) It has been excluded from the related party during the period.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2021 and 2020 are as follows:

Related party	Account		December 31, 2021	December 31, 2020
Subsidiaries
Shinhan Bank Europe	Interest income	~~W~~	334	1,482
GmbH	Fees and commission income		89	166
	Reversal of (provision for) allowance		(5)	231
	Interest expense		-	(60)
Shinhan Bank Cambodia	Interest income		2,732	3,666
	Fees and commission income		438	165
	Other operating income		-	3
	Reversal of (provision for) allowance		(475)	653
Shinhan Kazakhstan Bank	Fees and commission income		414	231
Limited	Reversal of (provision for) allowance		-	2
	Other operating expense		(200)	(200)
Shinhan Bank Canada	Interest income		417	1,455
	Fees and commission income		138	182
	Other operating income		3	-
	Reversal of (provision for) allowance		117	155
Shinhan Bank China	Interest income		874	2,439
Limited	Fees and commission income		333	431
	Reversal of (provision for) allowance		(417)	117
	Interest expense		-	(4)
	Other operating expenses		(73)	(4)
Shinhan Bank Japan	Interest income		85	1,094
	Fees and commission income		1,024	1,061
	Other operating income		14	-
	Reversal of (provision for) allowance		(55)	28
	Interest expense		-	(2)
	Other operating expense		-	(14)
Shinhan Bank Vietnam Ltd.	Interest income		-	10
	Fees and commission income		1,777	2,874
	Gain related to derivatives		-	97
	Reversal of (provision for) allowance		(7)	55
	Interest expense		(1,330)	(7,803)
	Loss related to derivatives		(1,364)	-
	Other operating expense		(88)	(115)
Shinhan Indonesia	Interest income		2,875	6,302
	Fees and commission income		453	733
	Other operating income		2	2
	Loss related to derivatives		(1,854)	-
	Reversal of (provision for) allowance		(254)	99
Shinhan Bank America	Fees and commission income		176	172

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2021 and 2020 are as follows: (continued)

Related party	Account		December 31, 2021	December 31, 2020
Subsidiaries (continued)
Shinhan Bank Mexico	Interest income	~~W~~	804	1,544
	Fees and commission income		126	135
	Reversal of (provision for) allowance		571	(103)
	Other operating expense		-	(11)
Trust Accounts	Fees and commission income		21,171	15,496
	Interest expense		(1,922)	(1,741)
Structured entities	Interest income		17,829	16,082
	Fees and commission income		21,924	8,051
	Gain related to derivatives		10,308	22,433
	Other operating income		8,747	98
	Reversal of (provision for) allowance		(52)	(3)
	Interest expense		(9)	(1,770)
	Loss related to derivatives		(26,935)	19
	Other operating expense		(2,284)	(20,800)

The parent company
Shinhan Financial Group	Other operating income		1,099	1,244
	Interest expense		(123)	(194)
	Fees and commission expense		(38,435)	(38,435)
	Other operating expense		(4,364)	-

Entities under common control
Shinhan Card Co., Ltd.	Interest income		1,056	2,064
	Fees and commission income		172,906	181,160
	Gain related to derivatives		7,494	27,483
	Other operating income		4,949	5,711
	Interest expense		(142)	(188)
	Fees and commission expense		(3,263)	(303)
	Loss related to derivatives		(52,019)	(5,547)
	Reversal of (provision for) allowance		(6)	155
	Other operating expense		(1,064)	(2,157)
Shinhan Investment Corp.	Interest income		562	546
	Fees and commission income		6,780	5,383
	Gain related to derivatives		16,407	58,069
	Other operating income		6,953	8,524
	Interest expense		(1,587)	(1,762)
	Loss related to derivatives		(29,640)	(34,980)
	Reversal of (provision for) allowance		(26)	(6)
	Other operating expense		(1,294)	(1,300)

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2021 and 2020 are as follows: (continued)

Related party	Account		December 31, 2021	December 31, 2020
Entities under common control (continued)
Shinhan Life Insurance	Interest income	~~W~~	34	53
Co., Ltd.	Fees and commission income		6,409	8,105
	Gain related to derivatives		43,515	50,423
	Other operating income		2,639	2,297
	Interest expense		(289)	(189)
	Fees and commission expense		(1,235)	-
	Loss related to derivatives		(9,035)	(31,776)
	Other operating expense		(23)	(5)
Shinhan Capital Co., Ltd.	Fees and commission income		24	-
	Other operating income		827	918
	Interest expense		(123)	(195)
Jeju Bank	Interest income		14	6
	Other operating income		527	598
	Interest expense		(19)	(30)
	Reversal of (provision for) allowance		3	(6)
Shinhan Credit Information	Fees and commission income		3	3
Co., Ltd.	Other operating income		287	315
	Interest expense		(43)	(60)
	Fees and commission expense		(7,744)	(6,739)
Shinhan Alternative	Other operating income		-	2
Investment Management Inc.	Interest expense		(26)	(29)
Shinhan BNP Paribas AMC	Fees and commission income		43	47
	Other operating income		127	143
	Interest expense		(711)	(689)
	Fees and commission expense		(2,029)	(2,087)
Shinhan DS	Fees and commission income		1	-
	Other operating income		904	858
	Interest expense		(85)	(135)
	Other operating expense		(62,238)	(44,845)
Shinhan Savings Bank	Fees and commission income		1,249	1,048
	Other operating income		661	706
	Interest expense		(77)	(116)
Shinhan Aitas	Fees and commission income		40	33
	Other operating income		149	167
	Interest expense		(90)	(175)
Shinhan REITs Management	Interest expense		(26)	-
Shinhan AI	Other operating income		85	106
	Fees and commission expense		(7,248)	(6,462)
Asia Trust Co., Ltd.	Interest income		(1,878)	(454)
	Fees and commission income		15	6
	Interest expense		(808)	(368)
	Fees and commission expense		(449)	(198)
Shinhan BNPP Investment Trust No. 1 in Special Private Equity Investment for Future Energy	Fees and commission income		1	2
Shinhan Venture Investment Co., Ltd.	Interest expense		(4)	-

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2021 and 2020 are as follows: (continued)

Related party	Account		December 31, 2021	December 31, 2020
Investments in associates and associates of entities under common control
BNP Paribas Cardif Life Insurance Co., Ltd.	Fees and commission income	~~W~~	2,177	2,359
	Interest expense		(13)	(5)
BNP Paribas Cardif General Insurance	Fees and commission income		6	7
	Interest expense		(1)	-
Partners 4th Growth Investment Fund	Interest expense		(11)	(4)
KOREA FINANCE SECURITY	Fees and commission income		8	10
	Interest expense		(1)	(1)
Korea Credit Bureau	Fees and commission income		14	13
	Interest expense		(9)	(12)
Goduck Gangil1 PFV Co., Ltd	Interest income		754	915
	Reversal of (provision for) allowance		20	7
SBC PFV Co., Ltd	Fees and commission income		776	732
	Interest expense		(14)	(5)
IMM Global Private Equity Fund	Interest income		23	25
	Interest expense		(49)	(13)
	Reversal of (provision for) allowance		(1)	-
Goduck Gangil10 PFV Co., Ltd	Interest income		283	299
	Fees and commission income		-	643
	Interest expense		(78)	(4)
	Reversal of (provision for) allowance		(4)	(19)
COSPEC BIM tech (*)	Interest income		41	-
	Reversal of (provision for) allowance		95	(95)
Korea Digital Asset Custody	Interest expense		(2)	-
iPIXEL Co.,Ltd.	Interest income		2	-
CJL No.1 Private Equity Fund	Interest expense		(2)	-
Hermes Private Investment Equity Fund	Interest expense		(1)	-
Credian T&F 2020 Corporate Financial Stability Private Equity	Interest expense		-	(1)
Shinhan Western T&D Consignment Management Real Estate Investment Co., Ltd	Fees and commission income		-	300
Key management personnel
	Interest income		122	126

(*) Excluded from associates under common control for the year ended December 31, 2021

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions (continued)

(c) Details of transactions with key management for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Short and long term employee benefits	~~W~~	11,237	10,194
Post-employment benefits		408	287
Share-based payment transactions		5,535	3,204
	~~W~~	17,180	13,685

(d) The guarantees provided between the related parties

The guarantees provided between the related parties as of December 31, 2021 and 2020 are as follows:

		Amount of guarantees
Guaranteed party		December 31, 2021	December 31, 2020	Account
Shinhan Bank China Limited	~~W~~	74,342	66,881	Financial guarantee (payment guarantee method)
Shinhan Bank Europe GmbH		30,623	57,516	Risk Participation Agreement
Shinhan Bank Cambodia		593	544	Financial guarantee (payment guarantee method)
Shinhan Kazakhstan Bank Limited		98,751	28,248	Financial guarantee (payment guarantee method)
		3,777	3,596	Payment guarantee
Shinhan Bank Vietnam Ltd.		314,323	247,079	Financial guarantee (payment guarantee method)
Shinhan Bank Mexico		11,855	4,352	Unused credit limit
Shinhan Bank Indonesia		-	782	Financial guarantee (payment guarantee method)
Structured entities (*1)		3,745,590	3,243,747	ABCP purchase commitments
		431,121	674,257	Unused credit limit
		28,460	26,119	Financial guarantee (payment guarantee method)
		18,186	18,610	Financial guarantee (letter of credit method)
		1,270	156	Payment guarantee
		911,797	241,998	Security underwriting commitment(*2)
Shinhan Investment Corp.		19,000	19,000	Note purchase agreement
		305,120	230,960	Unused credit limit

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions (continued)

(d) The guarantees provided between the related parties (continued)

The guarantees provided between the related parties as of December 31, 2021 and 2020 are as follows (continued):

		Amount of guarantees
Guaranteed party		December 31, 2021	December 31, 2020	Account

Shinhan Card Co., Ltd.		504,667	500,819	Unused credit limit
		16,715	13,600	Financial guarantee (letter of credit method)
Shinhan Life Insurance Co., Ltd		130,000	50,000	Unused credit limit
Shinhan Capital Co., Ltd.		40,000	70,000	Unused credit limit
Shinhan BNP Paribas AMC		10,000	10,000	Unused credit limit
	~~W~~	6,696,190	5,508,264

(*1) The deposit amount of the ABCP purchase contract for a structured entity is the total ABCP purchase contract amount, less the balance of the ABCP held as of December 31, 2021.

(*2) The amount is for subsidiaries and associates, which are structured entities, under common control.

In addition to the abovementioned payment guarantee, the Bank provides LOC (Letter of Comfort) for borrowings of subsidiaries.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions (continued)

(e) Collaterals provided to related parties

i) Details of collaterals provided to the related parties as of December 31, 2021 and 2020 are as follows:

				December 31, 2021		December 31, 2020
	Related party	Pledged assets		Carrying amounts	Amounts collateralized	Carrying amounts	Amounts collateralized
Subsidiary	Shinhan Bank Japan	Securities	~~W~~	381,624	381,624	388,454	388,454
Entities under common control	Shinhan Life Insurance Co., Ltd	Securities		10,101	10,101	49,937	13,354

			~~W~~	391,725	391,725	438,391	401,808

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions (continued)

(e) Collaterals provided to related parties

ii) Details of collaterals provided by the related parties as of December 31, 2021 and 2020 are as follows:

	Related party	Pledged assets	December 31, 2021	December 31, 2020
Subsidiaries	Maestro YS Co., Ltd.	Trust	54,000	-
	Tiger Eyes 1st Co., Ltd	Real estate	60,000	60,000
	Bright Unjung Co., Ltd.	Trust	54,000	-
		Stocks	44,400	-
	GIB DM Co., Ltd.	Stocks	14,160	14,160
	Maestro ER Co., Ltd.	Real estate	42,000	42,000
	Maestrogongdeok Co.,LTD	Real estate	48,600	48,600
	MAESTROST CO.,LTD	Trust and real estate	48,000	48,000
	GIBDAEMYUNG 1st Co., Ltd	Trust	84,000	84,000
	MAESTRO S.A Co., Ltd	Real estate	45,600	45,600
	MaestroDcube Co.,Ltd.	Real estate	60,000	60,000
	RICHGATE YEONSEUNG	Real estate	-	13,200
	MAESTRO DS Co., Ltd	Trust	318,000	318,000
	GIB ST Co., Ltd	Trust	59,400	59,400
	GIB JDT CO.,LTD	Trust	36,000	36,000
		Deposit Return Bond	36,000	36,000
		Stocks	36,000	36,000
	GIB Kaps	Stocks	72,000	144,000
	Shinhan SPOS Co., Ltd.	Real estate	60,000	60,000
	GIB YB CO.,LTD	Real estate	23,520	23,520
	GIB. Portfolio A 3rd CO.,LTD	Real estate	264,000	264,000
	Rich gate Songpa corp.	Real estate	31,200	31,200
	S-Bright Hongdae	Real estate	169,920	-
	S-Tiger Seomyun	Real estate	55,370	-
	S-Bright Pankyo	Trust	48,000	-
	S-Tiger Energy Co., Ltd.	Real estate	48,000	-
	S-Tiger Jeju Co., Ltd.	Real estate	30,000	-
	Rich gate Shinseol corp.	Real estate	14,280	-
	S-Tiger K Co., Ltd.	Real estate	96,000	-
	GIB Saha Co., Ltd.	Stocks	33,800	-
	GIB Magok Co., Ltd.	Trust	288,000	-
		Stocks	288,000	-
	Richgate Yongsan corp.	Trust	72,000	-
	GIB ST 2 Co., Ltd	Trust	38,400	-
	Shinhan GIB Rozen	Stocks	48,000	-
	GIB Duwol Co., Ltd.	Stocks	24,000	-
	GIB Haeundae Co., Ltd.	Stocks	37,200	-
	S-Tiger First Co., Ltd.	Trust	36,000	-
	GIB chiowol Co., Ltd.	Stocks	24,000	-
	Rich gate Box corp.	Real estate	86,222	-
	Redefine Unjung Co., Ltd.(*)	Trust	-	66,000
		Stocks	-	66,000
	GIB Yongsan 1st Co., Ltd.(*)	Trust	-	31,000
		Stocks	-	197,600
	GIB Yongsan 2nd Co., Ltd.(*)	Trust	-	31,200
		Stocks	-	78,000
	Rich gate 13th corp.(*)	Deposits	-	36,300
Entities under	Shinhan Investment Corp.	Deposits	245,700	135,700
common control		Real estate	91,974	91,974
	Jeju Bank	Government bonds	20,000	20,000
	Shinhan Life Insurance Co., Ltd.	Government bonds	49,000	6,000
	Shinhan Credit Information Co., Ltd.	Deposits	180	180

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions (continued)

(e) Collaterals provided to related parties (continued)

ii) Details of collaterals provided by the related parties as of December 31, 2021 and 2020 are as follows (continued):

Investments in associates	BNP Paribas Cardif Life Insurance Co., Ltd.	Public bonds		12,000	12,000
	Goduck Gangil1 PFV Co., Ltd	Trust		-	28,800
	Goduck Gangil10 PFV Co., Ltd	Trust		-	13,000
	iPIXEL Co., Ltd.	Electronic credit guarantee		190	-
	Hyungje art printing(*)	Machinery		-	120
			~~W~~ 	3,347,116	2,237,554

(*) Excluded from the related party for the year ended December 31, 2021.

(f) Transactions with related parties

i) Loan transactions with related parties for the years ended December 31, 2021 and 2020 are as follows:

	December 31, 2021
	Related party		Beginning balance (*1)	Rental(*2)	Recovery (*2)(*3)	Ending balance (*1)
Subsidiaries	Shinhan Bank Vietnam Ltd.	~~W~~	37,975	89,831	(88,924)	38,882
	Shinhan Bank Cambodia		306,816	456,766	(316,648)	446,934
	Shinhan Bank China Limited		87,766	232,976	(93,887)	226,855
	Shinhan Bank Canada		81,064	54,011	(121,116)	13,959
	Shinhan Bank Mexico		112,717	164,004	(147,976)	128,745
	Shinhan Bank Indonesia		342,284	317,219	(354,829)	304,674
	Shinhan Bank Europe GmbH		205,791	531,624	(535,489)	201,926
	Shinhan Bank Japan		43,520	212,681	(214,708)	41,493
	Structured entities		14,393	119,794	(59,055)	75,132
Entities under common control	Shinhan Card Co., Ltd.		39,255	2,411	(12,957)	28,709
	Jeju Bank		8,885	4,359	(11,184)	2,060
	Shinhan Investment Corp.		5,440	130,750	(35)	136,155
Investment in associates	Goduck Gangil1 PFV Co., Ltd		24,000	-	(12,000)	12,000
	Goduck Gangil10 PFV Co., Ltd		9,400	600	(2,400)	7,600
	IMM Global Private Equity Fund		800	-	-	800
	iPIXEL Co., Ltd.		-	71	(16)	55
	COSPEC BIM tech		151	-	(151)	-
		~~W~~	1,320,257	2,317,097	(1,971,375)	1,665,979

(*1) The amount is before deducting allowance.

(*2) Some of the limit loans are shown in net amount.

(*3) It includes gains and losses of foreign exchange regarding overseas subsidiaries.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions (continued)

(f) Transactions with related parties (continued)

i) Loan transactions with related parties for the years ended December 31, 2021 and 2020 are as follows: (continued)

	December 31, 2020
	Related party		Beginning balance (*1)	Rental(*2)	Recovery (*2)(*3)	Ending balance (*1)
Subsidiaries	Shinhan Bank Vietnam Ltd.	~~W~~	108,907	107,051	(177,983)	37,975
	Shinhan Bank Cambodia		195,668	399,921	(288,773)	306,816
	Shinhan Bank China Limited		205,832	104,586	(222,652)	87,766
	Shinhan Bank Canada		110,820	96,510	(126,266)	81,064
	Shinhan Bank Mexico		95,055	125,516	(107,854)	112,717
	Shinhan Bank Indonesia		387,936	446,140	(491,792)	342,284
	Shinhan Bank Europe GmbH		182,612	645,009	(621,830)	205,791
	Shinhan Bank Japan		115,780	432,183	(504,443)	43,520
	Structured entities		17,485	52,569	(55,661)	14,393
Entities under common control	Shinhan Card Co., Ltd.		28,864	31,420	(21,029)	39,255
	Jeju Bank		4,573	18,530	(14,218)	8,885
	Shinhan Investment Corp.		-	36,447	(31,007)	5,440
Investment in associates	Goduck Gangil1 PFV Co., Ltd		24,000	-	-	24,000
	Goduck Gangil10 PFV Co., Ltd		-	28,200	(18,800)	9,400
	IMM Global Private Equity Fund		800	-	-	800
	COSPEC BIM tech(*4)		-	-	151	151
		~~W~~	1,478,332	2,524,082	(2,682,157)	1,320,257

(*1) The amount is before deducting allowance.

(*2) Some of the limit loans are shown in net amount.

(*3) It includes gains and losses of foreign exchange regarding overseas subsidiaries.

(*4) As a company that is incorporated as a related party for the year ended December 31, 2020, the balance as of December 31, 2020 is reported in collections, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions (continued)

(f) Transactions with related parties (continued)

ii) Details of significant redemption and borrowings of related parties for the years ended December 31, 2021 and 2020 are as follows:

				December 31, 2021
	Related party	Account		Beginning balance	Rental	Recovery (*1)	Ending balance
Subsidiaries	Shinhan Bank Europe GmbH	Borrowing	~~W~~	106,301	290,743	(323,253)	73,791
	Shinhan Bank Japan	Borrowing		71,732	208,698	(207,811)	72,619
	Shinhan Bank Canada	Borrowing		5,533	62,606	(57,090)	11,049
	Shinhan Bank China Limited	Borrowing		18,632	35,061	(37,724)	15,969
	Shinhan Bank Vietnam Ltd.	Borrowing		429,443	1,252,396	(1,301,610)	380,229
Entities under common control	Jeju Bank	Borrowing		-	17,003	(17,003)	-
	Shinhan Investment Corp.	Deposit (*2)		138,634	175,291	(171,925)	142,000
	Shinhan Credit Information Co., Ltd.	Deposit (*2)		2,390	-	-	2,390
	Shinhan Card Co., Ltd.	Deposit (*2)		5	-	-	5
	Shinhan Asset Management Co., Ltd.	Deposit (*2)		70,373	13,010	(4,472)	78,911
	Shinhan Aitas	Deposit (*2)		10,000	5,000	(3,000)	12,000
	Asia Trust Co., Ltd.	Deposit (*2)		150,000	30,000	-	180,000
	Shinhan Life Insurance Co., Ltd	Deposit (*2)		3,610	870	(3,235)	1,245
	Shinhan REITs Management	Deposit (*2)		-	5,000	(5,000)	-
			~~W~~	1,006,653	2,095,678	(2,132,123)	970,208

(*1) It includes gains and losses of foreign exchange regarding overseas subsidiaries.

(*2) The details of settlements among related parties, such as depository liabilities that can be deposited and withdrawn on demand, are excluded.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions (continued)

(f) Transactions with related parties (continued)

ii) Details of significant redemption and borrowings of related parties for the years ended December 31, 2021 and 2020 are as follows: (continued)

				December 31, 2020
	Related party	Account		Beginning balance	Rental	Recovery (*1)	Ending balance
Subsidiaries	Shinhan Bank Europe GmbH	Borrowing	~~W~~	84,137	411,353	(389,189)	106,301
	Shinhan Bank Japan	Borrowing		95,385	302,260	(325,913)	71,732
	Shinhan Bank Canada	Borrowing		7,421	19,156	(21,044)	5,533
	Shinhan Bank China Limited	Borrowing		12,320	77,935	(71,623)	18,632
	Shinhan Bank Vietnam Ltd.	Borrowing		361,234	1,617,693	(1,549,484)	429,443
Entities under common control	Shinhan Investment Corp.	Deposit (*2)		44,123	131,790	(37,279)	138,634
	Shinhan Credit Information Co., Ltd.	Deposit (*2)		2,390	-	-	2,390
	Shinhan Card Co., Ltd.	Deposit (*2)		5	5	(5)	5
	Shinhan Capital Co., Ltd.	Deposit (*2)		-	1,031	(1,031)	-
	Shinhan Alternative Investment Management, Inc.	Deposit (*2)		1,800	-	(1,800)	-
	Shinhan Asset Management	Deposit (*2)		44,197	44,029	(17,853)	70,373
	Shinhan Aitas	Deposit (*2)		10,000	-	-	10,000
	Asia Trust Co., Ltd.	Deposit (*2)		-	150,000	-	150,000
	Shinhan Life Insurance Co., Ltd	Deposit (*2)		-	3,610	-	3,610
			~~W~~	663,012	2,758,862	(2,415,221)	1,006,653

(*1) It includes gains and losses of foreign exchange regarding overseas subsidiaries.

(*2) The details of settlements among related parties, such as depository liabilities that can be deposited and withdrawn on demand, are excluded.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions (continued)

(g) Major commitments related to derivatives

As of December 31 2021 and 2020, the significant commitments related to derivative assets and liabilities with related parties are as follows:

	Related party		December 31, 2021	December 31, 2020
Entities under common control	Shinhan Life Insurance	~~W~~	835,382	736,483
	Shinhan Card Co., Ltd.		1,120,693	1,326,680
	Shinhan Investment Corp.		871,673	481,218
Subsidiaries	Shinhan Bank Vietnam Ltd.		105,981	65,369
	PT Bank Shinhan Indonesia		91,287	90,253
	MPC Yulchon Green 1st		4,300	6,600
	MPC Yulchon 1st		61,500	80,400
	Shinhan-S-Russell Co., Ltd.		33,750	45,000
	Sunny Financial 10th Co., Ltd.		30,000	30,000
	SH inno 1st Co., Ltd.		-	70,000
	Tiger Eyes 1st Co., Ltd.		35,000	35,000
	Sunny solution 2th Co., Ltd.		-	15,000
	Shinhan display 2nd Co., Ltd.		-	200,000
	Sunny solution 10th Co., Ltd.		-	13,000
	S-Tiger 2nd Co., Ltd.		-	90,000
	S-redefine 3rd Co., Ltd.		20,000	-
	Grand bene Co., Ltd.		-	134,000
	Rich gate 8th corp.		30,000	30,000
	Rich gate 9th corp.		-	15,000
	Rich gate 11th corp.		-	25,000
	GIB sol 1st corp.		20,000	20,000
	Richgate 12th corp.		40,000	40,000
	Maestro ER Co., Ltd.		35,000	35,000
	Rich gate 13th corp.		-	33,000
	GIB CSI Co., Ltd.		-	20,000
	Richgate 14th corp.		11,500	11,500
	MAESTROST CO.,LTD		80,000	80,000
	Maestro mirae Co., Ltd.		-	10,000
	MAESTROSP CO.,LTD		21,000	21,000
	S-TIGER 5th CO.,LTD		52,000	52,000
	GIB time 1st		30,000	30,000
	Maestrogongdeok Co.,LTD		40,000	40,000
	S-redefine 10th Co., Ltd.		40,000	40,000
	MAESTRO BIZON CO.,LTD		250,000	250,000
	MAESTRO S.I CO.,LTD		25,000	25,000
	GIB AIR CO.,LTD		-	10,000
	S-Tiger 6th Co., Ltd.		-	30,000
	GIB Palace 1st CO., LTD		-	24,140
	GIB LAB 2nd Co., Ltd.		-	65,000
	MaestroLEC Co.,LTD		30,000	30,000
	GIBDAEMYUNG 1st co.ltd		60,000	-

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions (continued)

(g) Major commitments related to derivatives (continued)

As of December 31 2021 and 2020, the significant commitments related to derivative assets and liabilities with related parties are as follows (continued):

	Related party		December 31, 2021	December 31, 2020
Subsidiaries (continued)	S-Tiger 8th Co., Ltd.	~~W~~	50,000	50,000
	MAESTRO S.A co.ltd		38,000	38,000
	GIBYonsan 1st CO.,LTD		-	147,000
	GIB Palace 2nd CO.,LTD		-	50,300
	GIB Porter 1st Co., Ltd.		56,920	55,119
	SHINHAN DISPLAY 3RD CO.,LTD		100,000	100,000
	MAESTRO H CO.,LTD		50,000	50,000
	MaestroDcube Co.,Ltd.		50,000	50,000
	RICHGATE YEONSEUNG Co.,Ltd.		-	11,000
	MAESTRO landmark Co.,LTD		150,000	170,000
	SH ROAD No.1 Co., Ltd.		18,186	38,610
	MAESTRO H 2nd CO.,LTD		-	20,000
	GIB st CO.,LTD		-	50,600
	S-Force 1st Co.,Ltd.		14,000	18,000
	GIB. Portfolio A 3rd CO.,LTD		30,000	30,000
	Rich gate Songpa corp.		26,000	26,000
	MAESTRO byeolnae CO.,LTD		-	8,000
	S-Tiger 10th Co., Ltd.		200,000	200,000
	Maestro YS Co., Ltd.		45,000	-
	MAESTRO aero Co.,LTD		30,000	-
	S-Force 2nd Co.,Ltd.		50,000	-
	GIB County 1st Co., Ltd.		19,515	-
	S-Tiger Energy Co., Ltd.		40,000	-
	S-Tiger K Co., Ltd.		80,000	-
	S-tiger seomyun		43,500	-
	S-bright Pankyo		40,000	-
	S-Tiger georip Co., Ltd.		30,000	-
	Bright Unjung Co., Ltd.		37,000	-
	GIB HC 1st Co., Ltd		29,219	-
	Rich gate Shinseol corp.		11,900	-
	MPC Yulchon 2nd		46,000	-
	S-Tiger Jeju Co., Ltd.		25,000	-
	S-Tiger First Co., Ltd.		30,000	-
	GIB EMT		40,000	-
	S BRIGHT LDC Co., LTD		50,000	-
		~~W~~	5,404,306	5,468,272

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions (continued)

(h) Major investment and collection transactions

Major investments and collection transactions with related parties for the year ended December 31, 2021 are as follows:

	Related party		Investment	Collection
Subsidiaries	Shinhan-Albatross Technology Investment Fund	~~W~~	-	6,000
Investments in	Shinhan-Neoplux Energy Newbiz Fund		1,400	1,050
associates	Korea Digital Asset Custody		505	-
	Newlake Growth Capital Partners2 PEF		10,000	-
	Neoplux Technology Valuation Investment Fund		-	10,897
	Korea Credit Bureau		-	45
	One Shinhan Future's Fund 2		1,170	-
	KST-SH Laboratory Investment Fund No.1		500	-
	Partners 4th Growth Investment Fund		-	16,143
	One-Shinhan Connect New Technology Investment Fund 1st		72,000	-
	SBC PFV Co., Ltd		6,250	-
	Shinhan SKS Corporate Recovery Private Equity Fund		4,015	-
	Shinhan VC tomorrow venture fund 1		5,000	-
Entities under common control and entities under common control	SHBNPP Konkuk University Dormitory Private Special Asset Fund 1		-	1,766
	SHBNPP Future Energy Professional Investment Type Private Special Asset Investment Trust No.1		-	7,037
	SHBNPP Mokpo New Port Professional Investment Type Private Special Asset Investment Trust		-	1,273
	SHBNPP Real Estate Loan Professional Investment Type Private Real Estate Investment Trust No.1		7,500	7,204
	SHBNPP Venture Professional Investment Type Private Investment Trust No.1		2,800	-
	Shinhan AIM Social Enterprise Investment Fund I		860	-
	Shinhan Energy Specialized Investment Trust No. 1		1,926	1,870
	SHBNPP Venture Professional Investment Type Private Investment Trust No.2		14,000	-
	SHBNPP Lifetime Income TIF Mixed Asset Investment Trust[FoFs]		1,000	-
	Shinhan AIM Social Enterprise Investment Fund II		804	-
	SHBNPP WTE(Iste To Energy) Professional Investment Type Private Special Asset Investment Trust No.1		5,857	-
	Shinhan AIM FoF Fund 6		11,902	-
	SHBNPP Venture Professional Investment Type Private Investment Trust No.3		31,500	-
	SHBNPP Startup Venture Alpha Specialized Private Equity Fund 1st		2,625	-
	Shinhan BNPP Global NextG EMP Securities Investment Trust		1,100	-
	Shinhan AIM Investment Finance Specialized Investment Trust No. 1		3,190	-
	Shinhan ESG Bond Specialized Investment Trust No. 1		100,000	-
	Shinhan AIM Social Enterprise Investment Fund III		1,485	-
	GVA KONEX High Yield IPO-I Professional Investors		5,000	-
	SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.45		-	80,245
	SHBNPP Venture Professional Investment Type Private Investment Trust No.4		21,000	-
	SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.3		14,158	-
	Shinhan Global Carbon Neutral Solution Security Investment Trust		2,500	-
	SH BNPP Startup Venture Alpha Specialized Investment Private Equity Mixed Asset Trust No.2		1,575	-
	SH Digital New Deal BTL General Type Private Mixed Asset Investment Trust		1,032	-
	Shinhan Mezzanine General Private Investment Trust No. 3		5,000	-
	SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		17,500	-

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions (continued)

(h) Major investment and collection transactions (continued)

Major investments and collection transactions with related parties for the year ended December 31, 2021 are as follows (continued):

	Related party		Investment	Collection
Entities under common control	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	~~W~~	-	28,379
and investments in associates under	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		-	2,181
common control	SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		6	-
	SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust		4,052	19,806
	SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2		-	10,501
	Mastern Opportunistic Private Real Estate Investment Trust No.2s		238	-
	IGIS GLIP Professional Investment Type Private Investment Trust No. 1-1		533	-
	IGIS GLIP Professional Investment Type Private Investment Trust No. 1-2		533	-
	SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		-	7,838
	PHAROS DK FUND		2,000	-
	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		14,128	-
	Shinhan JigaeNamsan Road Private Special Asset Investment Trust		32,562	-
	Shinhan Digital Healthcare New Technology Investment Fund 1		-	422
	KST-SH Laboratory Investment Fund No.1		500	-
	Truston Global Professional Investment Type Private Special Asset Investment Trust No.3		-	2,105
	One Shinhan Future's Fund 2		1,170	-
	Neoplux Technology Valuation Investment Fund		-	7,824
	One-Shinhan Connect New Technology Investment Fund 1st		72,000	-
	Shinhan SKS Corporate Recovery Private Equity Fund		4,015	-
	Shinhan Nautic No.1 Private Equity Fund		3,000	1,434
	T Core Industrial Technology 1st Venture PEF		1,500	-
	Hermes Private Investment Equity Fund		-	704
	Partner One Value up No.1 Private Equity Fund		-	734
	Genesis No.1 Private Equity Fund		226	-
	KIWOOM PRIVATE EQUITY GIANT PRIVATE EQUITY FUND		-	306
	Macquarie Korea Opportunities Joint Investment & Private Investment Corporation No. 1		-	608
	Shinhan-Neo Component Equipment Investment Association		1,160	-
	SHINHAN-NEO Market-Frontier 2nd Fund		7,500	-
	Synergy-Turnaround 13th New Technology Fund		1,000	-
	NH-Synergy Core Industrial New Technology Fund		3,500	-
	J& Moorim Jade Investment Fund		1,500	-
	Gyeonggi-Neoplux Superman Investment Fund		-	610
	SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		11,975	233
	Genesis Eco No.1 Private Equity Fund		5,903	-
	AIP Semiconductor-M3X Venture Investment Fund No.1		2,000	-
	NH Kyobo AI Solution New Technology Investment Fund		2,000	-
	Daishin Newgen New Technology Investment Fund No.1		3,000	-
	META ESG No.1 Private Equity Fund		3,000	-
	SWFV New Technology FUND No.1		4,700	-
	SKS-Yozma Fund No.1		3,000	-
	Keistone Unicorn Private Equity Fund		4,000	-
		~~W~~	545,855	217,215

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions (continued)

(h) Major investment and collection transactions (continued)

Major investments and collection transactions with related parties for the year ended December 31, 2020 are as follows (continued):

	Related party		Investment	Collection
Subsidiaries	Shinhan Asia Ltd.	~~W~~	-	114,185
Investments in	Shinhan-Albatross Technology Investment Fund		4,000	900
associates	Shinhan-Neoplux Energy Newbiz Fund		4,200	2,010
	Goduck Gangil10 PFV Co., Ltd		700	-
	KTB Newlake Global Healthcare PEF		-	1,266
	Neoplux Technology Valuation Investment Fund		-	7,304
	One Shinhan Global Fund 2		1,200	-
	KST-SH Laboratory Investment Fund No.1		500	-
	Partners 4th Growth Investment Fund		-	1,925
Entities under common control and entities under common control	SHBNPP Konkuk University Dormitory Private Special Asset Fund 1		-	1,574
	SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.3		10,000	-
	SHBNPP Future Energy Professional Investment Type Private Special Asset Investment Trust No.1		-	368
	SHBNPP Mokpo New Port Professional Investment Type Private Special Asset Investment Trust		-	933
	SHBNPP Real Estate Loan Professional Investment Type Private Real Estate Investment Trust No.1		7,500	3,128
	SHBNPP Venture Professional Investment Type Private Investment Trust No.1		12,000	-
	Shinhan AIM Social Enterprise Investment Fund I		600	-
	Shinhan Energy Specialized Investment Trust No. 1		4,717	441
	One Shinhan Future's Fund 1		4,000	2,983
	SHBNPP Venture Professional Investment Type Private Investment Trust No.2		28,000	-
	SHBNPP Korea Equity Long-Short Professional Investment Type Private Mixed Asset Investment Trust No.1		-	2,000
	SHBNPP Lifetime Income TIF Mixed Asset Investment Trust		-	1,003
	Shinhan AIM Social Enterprise Investment Fund II		2,312	-
	Truston Global Professional Investment Type Private Special Asset Investment Trust No.3		2,486	-
	Shinhan BNPP Global NextG EMP Securities Investment Trust		870,400	-
	SHBNPP WTE(Iste To Energy) Professional Investment Type Private Special Asset Investment Trust No.1		8,677	-
	Shinhan AIM FoF Fund 6		8	-
	SHBNPP Venture Professional Investment Type Private Investment Trust No.3		21,000	-
	SHBNPP Ongoing Peace TDF 2030 Security Investment Trust		2,000	-
	SHBNPP Ongoing Peace TDF 2035 Security Investment Trust		2,000	-
	SHBNPP Ongoing Peace TDF 2040 Security Investment Trust		2,000	-
	GVA KONEX High Yield IPO-I Professional Investors Private Placement Investment Trust		5,000	-
	SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.13		50,000	-
	SHBNPP Startup Venture Alpha Specialized Private Equity Fund 1st		1,575	-

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions (continued)

(h) Major investment and collection transactions (continued)

Major investments and collection transactions with related parties for the year ended December 31, 2020 are as follows (continued):

	Related party		Investment	Collection
Entities under common control	Shinhan AIM Investment Finance Specialized Investment Trust No. 1	~~W~~	880	-
and investments in associates under	Soo Delivery Platform Gross Investment Association		-	2,671
common control	GX Shinhan Intervest 1st Private Equity Fund		-	4,661
	Aone Mezzanine Opportunity Professional Private		5,000	-
	Gyeonggi-Neoplux Superman Investment Fund		680	58
	Axis Global Growth New Technology Investment Association		-	1,276
	Soo Commerce Platform Gross Investment Association		-	1,769
	Genesis No.1 Private Equity Fund		226	-
	SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		8,350	15,993
	DB Epic Convertible bond Private Trust No.2		200	-
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		25,760	17,418
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		-	20,353
	DS Solid.II Specialized Private Investment Trust C-I		-	2,876
	KIWOOM PRIVATE EQUITY GIANT PRIVATE EQUITY FUND		-	24
	Hana Semiconductor New Technology Investment Association		-	586
	Macquarie Korea Opportunities Joint Investment & Private Investment Corporation No. 1		28,000	-
	SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.1		403	-
	SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		9	-
	SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust		8,155	-
	SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2		1,357	-
	Shinhan BNPP Global Infrastructure Private Investment Trust		-	3,276
	Mastern Opportunity Seeking Type Private Real Estate Investment Trust No.2		9,762	-
	T&F2020SS Start-up Venture Specialized Private Equity Investment Corporation		2,250	-
	CSQUARE SNIPER PROFESSIONAL PRIVATE 10		1,875	-
	IGIS GLIP Professional Investment Type Private Real Estate Investment Trust No. 1-1		4	-
	IGIS GLIP Professional Investment Type Private Real Estate Investment Trust No. 1-2		4	-
	Shinhan-Neo Component Equipment Investment Association		580	-
	Simone Mezzanine Specialized Private Investment Trust No. 3		2,000	-
	Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		1,000	-
		~~W~~	1,141,370	210,981

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40. Related party transactions (continued)

(i) For the years ended December 31, 2021 and 2020, the Bank purchased bonds through Shinhan Investment Corp. at ~~W~~ 5,382,550 million and ~~W~~ 5,825,578 million, respectively, while the amount sold is ~~W~~ 4,058,661 million and ~~W~~ 5,895,833 million, respectively.

(j) As of December 31, 2021 and 2020, the plan assets deposited in the DB type retirement pension managed by Shinhan Life Insurance are ~~W~~ 156,326 million and ~~W~~ 138,811 million, respectively.

(k) As of December 31, 2021 and 2020, the deposit of credit card use provided by Shinhan Card, a related party, is ~~W~~ 67,572 million and ~~W~~ 68,438 million, respectively.

SHINHAN BANK

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

41. Information of trust business

(a) Total assets with trust business as of December 31, 2021 and 2020 and operating revenue for the years ended December 31, 2021 and 2020 are as follows:

		Total assets		Operating revenue
		December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Consolidated	~~W~~	4,363,636	4,580,986	137,447	119,765
Unconsolidated		87,663,477	91,688,453	1,230,398	1,243,126
	~~W~~	92,027,113	96,269,439	1,367,845	1,362,891

(b) Significant balances with trust business as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Borrowings from trust accounts	~~W~~	5,480,533	5,370,765
Deposit		30,744	18,543
Accrued revenues from asset management fee from trust accounts		32,485	34,796
Accrued interest expenses		1,702	1,342

(c) Significant transactions with trust business for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Asset management fee from trust accounts	~~W~~	204,936	187,221
Termination fee		9,713	7,135
Interest expenses on deposits		275	470
Interest on borrowings from trust accounts		22,444	24,835

Report on Independent Auditor’s

Review of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Chief Executive Officer of

Shinhan Bank

We have reviewed the accompanying management’s report on the effectiveness of Internal Control over Financial Reporting (“ICFR”) of Shinhan Bank (the “Bank”) as of December 31, 2021. The Bank’s management including Chief Executive Officer and the Internal Accounting Officer is responsible for designing and operating ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review the management’s report on the effectiveness of ICFR and issue a report based on our review. The management’s report on the effectiveness of ICFR of the Bank states that “Based on our assessment, we concluded that the Bank’s ICFR is designed and operated effectively as of December 31, 2021, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating ICFR’”.

Our review was conducted in accordance with ICFR review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the effectiveness of ICFR to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a Bank’s ICFR and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A Bank’s ICFR is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Because of its inherent limitations, ICFR may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the effectiveness of ICFR, referred to above, is not presented fairly, in all material respects, in accordance with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

Our review is based on the Bank’s ICFR as of December 31, 2021, and we did not review management’s assessment of its ICFR subsequent to December 31, 2021. This report has been prepared pursuant to the Acts on External Audit for Stock Companies, etc. in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 3, 2022